Exhibit 99.5

Core Strengths Annual Report 2014

OPERATING ASSETS

Canada

RED LAKE
ONTARIO, CANADA

Production	414,400 oz
All-in sustaining cost ($/oz)	$934
Processing capacity	3,100 tpd
Mine type	Underground

PORCUPINE
ONTARIO, CANADA

MUSSELWHITE
ONTARIO, CANADA

Production	278,300 oz
All-in sustaining cost ($/oz)	$811
Processing capacity	4,500 tpd
Mine type	Underground

ÉLÉONORE
QUÉBEC, CANADA

Production	18,300 oz[1]
Processing capacity	7,000 tpd
Mine type	Underground

Latin America

PEÑASQUITO
ZACATECAS STATE, MEXICO

PUEBLO VIEJO
SANCHEZ RAMIREZ, DOMINICAN REPUBLIC

LOS FILOS
GUERRERO STATE, MEXICO

MARLIN
SAN MARCOS, GUATEMALA

CERRO NEGRO
SANTA CRUZ, ARGENTINA

Production	152,100 oz[2]
Processing capacity	4,000 tpd
Mine type	Underground

ALUMBRERA
CATAMARCA, ARGENTINA

Production	120,100 oz
All-in sustaining cost ($/oz)	$609
Processing capacity	104,000 tpd
Mine type	Open pit
Ownership	37.5%

OPERATING ASSETS Canada Latin America RED LAKE MARLIN ONTARIO, CANADA SAN MARCOS, GUATEMALA Production 414,400 oz Production 186,500 oz All-in sustaining cost ($/oz) $ 934 All-in sustaining cost ($/oz) $862 Processing capacity 3,100 tpd Processing capacity 6,000 tpd Mine type Underground Mine type Underground PORCUPINE ONTARIO, CANADA Production 300,000 oz All-in sustaining cost ($/oz) $ 906 Processing capacity 11,000 tpd Mine type Underground PEÑASQUITO CERRO NEGRO ZACATECAS STATE, MEXICO SANTA CRUZ, ARGENTINA Production 567,800 oz Production 152,100 oz(2) All-in sustaining cost ($ /oz) $813 Processing capacity 4,000 tpd Processing capacity 115,000 tpd Mine type Underground Mine type Open pit ALUMBRERA MUSSELWHITE PUEBLO VIEJO CATAMARCA, ARGENTINA ONTARIO, CANADA SANCHEZ RAMIREZ, DOMINICAN REPUBLIC Production 120,100 oz Production 278,300 oz Production 443,400 oz All-in sustaining cost ($/oz) $609 All-in sustaining cost ($/oz) $811 All-in sustaining cost ($ /oz) $608 Processing capacity 104,000 tpd Processing capacity 4,500 tpd Processing capacity 24,000 tpd Mine type Open pit Mine type Underground Mine type Open pit Ownership 37.5% Ownership 40% ÉLÉONORE QUÉBEC, CANADA LOS FILOS Production 18,300 oz(1) GUERRERO STATE, MEXICO Processing capacity 7,000 tpd Production 258,700 oz Mine type Underground All-in sustaining cost ($ /oz) $993 Processing capacity 70,000 tpd Mine type Open pit, underground (1) First gold production achieved October 1, 2014. Commercial production expected April 1, 2015. (2) First gold production achieved July 25, 2014. Commercial production was declared January 1, 2015.

Goldcorp began with a vision: to become the best low-cost safe gold producer. The vision developed into a strategy: to build and acquire mines, grow production, deliver cost savings, maintain an investment-grade balance sheet, and operate responsibly in politically stable jurisdictions. This vision has become reality. With two new mines in operation, we continue to focus on our core strengths: creating sustainable value through quality growth, gold focus, responsible mining practices, safe profitable production, a peer-leading balance sheet, low political risk and a strong commitment to our people and our communities. Letter from the Chairman 2 Letter from the President & CEO 3 Scorecard 5 Mines & Projects 6 Sustainability 9 Board of Directors 12 MD&A and Financial Statements 13 330 438 486 488 2011 2012 2013 2014 Dividends Paid to Shareholders (US$ millions) Open the fold to review our financial strength

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FINANCIAL STRENGTH With record gold sales of 2.67 million ounces for the year, we ended 2014 on a strong note. Our balance sheet remains strong – among the best in the business – with an investment-grade rating. For 2015, we expect a decline in capital expenditures, coupled with a solid increase in production. This should generate free cash flow, positioning us for further success and opportunities for future growth. Lindsay Hall, Executive Vice President & CFO Financial Highlights Financial (US$ millions, unless otherwise stated)(1) 2012 2013 2014 Consolidated financial information Earnings from operations(1)(2) $2,114 $1,040 $604 Cash and cash equivalents at Dec. 31 $757 $625 $482 Total assets at Dec. 31 $30,979 $29,564 $27,866 Key performance measures (1)(2) Adjusted revenues(3) $5,435 $4,657 $4,519 Adjusted net earnings(4) $1,642 $634 $498 Adjusted operating cash flow(5) $2,409 $1,601 $1,393 Adjusted net earnings per share (basic)(4) $2.03 $0.78 $0.61 Adjusted operating cash flow per share (basic)(5) $2.97 $1.97 $1.71 Dividends $438 $486 $488 Share price at Dec. 31 (NYSE: GG) $36.70 $21.67 $18.52 Basic weighted average shares outstanding at Dec. 31 (millions) 810 812 813 Major Capital Spend Completed $2.6B $2.4B $2.2B $ $1.4B 1.2– 2012 2013 2014 2015e Capital spending decreases with completion of two new high-quality mines Lindsay Hall, Executive Vice President & CFO

Further Margin Preservation – All-In Production Increase Sustaining Costs Financial Discipline Two new mines are now New mines and our $0.54B $1.16B contributing production Operating for Excellence Cash, Cash Equivalents Undrawn Revolving increases to our high-quality program drive cost savings and Money Market Credit Facility asset base Investments Operating(1)(2) 2012 2013 2014 All-in sustaining costs ($/oz)(6) $884 $1,031 $949 Gold production (koz)(1) 2,396 2,667 2,871 Gold reserves at Dec. 31 (moz) 67.1 54.4 49.6 Silver production (koz) 30,471 30,326 36,808 Silver reserves at Dec. 31 (moz) 1,160 818 789 Copper production (klbs) 112,200 90,600 84,800 Copper reserves at Dec. 31 (mlbs) 5,758 5,563 5,100 (1) The Company has included non-GAAP performance measures on an attributable basis (Goldcorp’s share) throughout this document – see the Management’s Discussion & Analysis (MD&A) on pages 55–62 of this Annual Report for further details. (2) Earnings from operations for 2014 and 2013 excludes the results of Wharf and the Company’s 66.7% share of Marigold as they were classified as discontinued operations for the years ended December 31, 2014 and 2013. Earnings from operations for 2012 excludes the results of the Company’s 66.7% share of Marigold as it was classified as a discontinued operation for the year ended December 31, 2012. The key performance measures and certain operating metrics are presented on a non-GAAP basis and include Wharf and the Company’s share of Marigold’s financial and operating performance. (3) Excludes pre-commissioning revenues from Cerro Negro and Éléonore in 2014 and Pueblo Viejo in 2012. (4) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures – see the MD&A on page 59 of this Annual Report for further details. (5) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provide additional information about the Company’s ability to generate cash flows from its mining operations – see the MD&A on page 61 of this Annual Report for further details on adjusted operating cash flows. (6) In January 2013, Goldcorp announced it would begin reporting cash costs on an all-in sustaining cost basis. “All-in sustaining cash costs” is a non-GAAP performance measure. See the MD&A on page 57 of this Annual Report for further details. 3. 3.3– 6 $1,031 /oz $949 $875– moz $884 /oz $950 2.87 2.67 moz /oz /oz 2.40 moz moz 2012 2013 2014 2015e 2012 2013 2014 2015e $0.54B $1.16B Cash, Cash Equivalents Undrawn Revolving and Money Market Credit Facility Investments

LETTER FROM THE CHAIRMAN As the market evolves, I expect that our competitive advantage will only grow. Dear shareholders, I have often said that the best risk management strategy is to be the lowest cost producer. While that is true in all markets, it becomes a strategic advantage when the price of gold remains around the $1,200 mark. Although 2014 was a challenging year for gold mining, Goldcorp continues to be an industry leader. We continue to pay dividends, and we are unique in the industry with two new mines in production and a portfolio that balances proven producers and young, low-cost mines. As the market evolves, I expect that our competitive advantage will only grow. Why? Because of today’s price structure, fewer new mines are under development. Higher-cost producers are deferring expansion plans, and exploration investment is declining. At the same time, global economic and demographic trends point to a steady increase in demand: the American economy is improving, quantitative easing is spreading to Europe, and the Asian middle classes continue to grow in wealth and consumption. With supply trending down and demand trending up, I expect the laws of economics to function as they always have. These factors support a steadily increasing gold price going forward. What does this mean for an investor? While the outlook for the industry is mixed, the outlook for Goldcorp is, in my opinion, very strong. As one of the lowest cost producers with high-value ore bodies, we are successful at current prices, and, looking forward, our costs are projected to drop while revenues grow. As the price of gold begins to rise, I believe there is far more leverage in owning stock in a premier gold mining company than there is in owning gold itself. One of the key challenges facing this industry is the increasing importance of earning the social licence to do business, which is under closer scrutiny than ever. Goldcorp has always committed itself to “Together, Creating Sustainable Value”, and I am confident in our ability to meet and exceed the growing expectations that society is placing on the extractive industries. I am as excited today about Goldcorp’s future as I have ever been. We have accomplished a lot together and our plans for the years ahead will build on our success. We will stay true to our basic principles of high-quality assets, a conservatively managed balance sheet, limited political risk, and assembling the most highly motivated, talented and inspired team in the mining industry.

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LETTER FROM THE PRESIDENT & CEO 2014 was a record year, which concluded with our best-ever quarterly production, with 890,900 ounces of gold. Dear shareholders, This year’s Annual Report focuses on Goldcorp’s core strengths: our people, our entrepreneurial spirit and focus on innovation, our commitment to communities, and, more than anything, our strategy for delivering sustainable value. 2014 was a record year, which concluded with our best-ever quarterly production, with 890,900 ounces of gold. Overall, production grew by 8% for the year, to 2.87 million ounces. As strong as these numbers were, they fell slightly short of expectations due to unexpected challenges at the Los Filos and El Sauzal mines in Mexico. Our cost performance was excellent: our Operating for Excellence continuous-improvement program contributed to an 8% drop in all-in sustaining costs (AISC) to $949 per gold ounce. I am gratified that these results were achieved with zero workplace fatalities, and I would like to commend our people for their attention to safe production above all. In 2014, we brought two new mines into production, signalling the beginning of a phase of sustained low-cost production growth. For 2015, we forecast a 40% decline in capital spending, to between $1.2 billion and $1.4 billion, and a 20% increase in production, to the range of 3.3 million to 3.6 million ounces. All-in sustaining costs are expected to fall to between $875 and $950 per ounce. We fully expect to generate free cash flow this year, which should deliver significant long-term value for our shareholders. We also have a number of exciting organic opportunities within the Company that have the potential to contribute future production and cash flow growth. A solid portfolio of gold-focused assets In Canada, the new Éléonore mine is quickly becoming a major contributor. Following a slower-than-expected start-up, it should produce between 290,000 and 330,000 ounces of gold this year. By 2018, when it ramps up to full production, it will be one of Canada’s largest gold mines. At Red Lake, our long-standing cornerstone asset, the focus is the transition underground as we complete remnant mining at Campbell this year and move into Cochenour. We are expecting initial stoping in the fourth quarter of 2015. The discovery of the high-grade HG Young deposit, just northwest of the Campbell complex, demonstrates the potential for further growth. The Musselwhite mine had a turnaround year, exceeding production guidance and driving down all-in sustaining costs by 25%. The Porcupine mine was another strong performer, with an impressive reduction in production costs and good progress on the Hollinger open pit and Hoyle Pond Deep projects. The acquisition of Probe Mines and its Borden Gold project – announced in early 2015 – is an example of a growth opportunity in and around an existing district. Its proximity to Porcupine will allow us to leverage our team and infrastructure. In Mexico, Peñasquito delivered on production in 2014; 2015 production is expected to be strong, between 700,000 and 750,000 ounces of gold. The mine’s future may be further enhanced through research and development: the Pyrite Leach Process project and the patent-pending Concentrate Enrichment Process project employ innovation to enhance the overall value of the deposit. These projects are expected to enter the feasibility study phase by the end of the first quarter of 2015, to be completed in early 2016. At the Camino Rojo project near Peñasquito, studies have indicated that, rather than a high-capital stand-alone operation, it may be developed as a lower-capital satellite to Peñasquito. For Los Filos and El Sauzal, our other Mexican mines, the year was challenging. Los Filos suspended operations for several weeks as we came to a new five-year agreement with a nearby ejido community. Heightened security concerns around the mine also led to disruptions. In 2015, a new mine plan is expected to optimize operations.

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I would like to recognize the most important of our strengths: our people. Every day, I see a commitment to excellence in the over 18,000 people employed by Goldcorp.” At El Sauzal, a geotechnical failure of the high wall of the open pit put a premature end to this great mine. The operation has transitioned to responsible closure and reclamation. In Central and South America, Cerro Negro had a very strong start. First gold on July 25, 2014 was followed by the declaration of commercial production on January 1, 2015. We expect to produce between 425,000 and 475,000 ounces for the year. We took a non-cash impairment charge at Cerro Negro due to the decline in market valuations of future exploration potential and ongoing fiscal challenges in Argentina. Nonetheless, the deposit is unchanged, and we believe there is great potential for reserve growth. I am confident this will be a cornerstone mine for years to come. In the Dominican Republic, production was solid at Pueblo Viejo – last year, it added 443,400 ounces of gold to our account. With its low cost profile, this 40%-owned joint venture will remain an important cash generator. Safe Enough for Our Families While the year’s operational successes are rewarding, our primary objective is always to produce gold with Zero Fatalities. In 2014, we met that objective. But I report this with caution: the year saw an unacceptably high number of “near-miss” incidents (or PFOs, for Potentially Fatal Occurrences). Our safety goal for 2015 is to maintain Zero Fatalities, while encouraging reporting of all near misses and ensuring we learn from and prevent future repeat incidents. Together, creating sustainable value At Goldcorp, creating sustainable value means being responsible stewards of the environment, complying with the highest applicable safety standards, respecting human rights, making positive economic and social contributions to our communities and engaging openly and transparently with our stakeholders. This year, we rolled out the Sustainability Excellence Management System (SEMS) to provide consistency, transparency and continuous improvement in our safety, social, community, environmental and security practices. I am particularly proud of the collaboration agreements and partnerships we’ve forged with communities and Indigenous peoples. Financial discipline and rigorous investment standards have always been central to Goldcorp. Even in the current gold price environment, and the capital spend phase of building new operations, we have maintained an investment-grade balance sheet, and paid strong dividends. I believe this sets Goldcorp apart from our peers. The 2015 divestiture of the Wharf mine and acquisition of Probe Mines and its Borden Gold project, as well as last year’s divestiture of the Marigold mine, underscore our strategy of continually reviewing and upgrading our portfolio. In closing, I’d like to say that times like these are the true test of Goldcorp’s core strengths. I would like to recognize the most important of these strengths: our people. Every day, I see a commitment to excellence in the over 18,000 people employed by Goldcorp. I couldn’t be more impressed with our team. We have the right people, the right assets and the right strategy for success, and I look forward to an exciting future of continued growth and prosperity. As always, I want to thank our Board of Directors for their continued guidance and support. Chuck Jeannes President & CEO

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SCORECARD

Target met: green
Target partially met: yellow
Target missed: red

PERFORMANCE MEASURE	2014 TARGET	2014 ACTUAL	PROGRESS	2015 TARGET
Operations				
Safe gold production[1]	2.95–3.1 moz[2]	2.87 moz	Target missed	15–25% increase, to 3.3–3.6 moz
All-in sustaining costs[1,3] (AISC) ($/ounce)	$950–$1,000	$949	Target met	$875–$950
Reserve replacement	Replace reserves	Reserves declined 8% to 49.6 moz[4]	Target missed	Replace reserves
Achieve full capacity at Peñasquito	110,000 tonnes per day	109,400 tonnes per day	Target met	115,000 tonnes per day
First gold production at Cerro Negro	Mid-2014	July 25, 2014	Target met	Achieve commercial production
First gold production at Éléonore	Fourth quarter 2014	October 1, 2014	Target met	Achieve commercial production
Safety				
Fatalities	0	0	Target met	0
Potentially fatal occurrences (PFOs)	All PFO investigations closed in 30 days	89 PFOs reported, of which 77 were closed within 30 days	Target partially met	All PFO investigations closed in 30 days
All Injury Frequency Rate (AIFR)	1.49	1.38	Target met	1.24
Strategic Initiatives				
Accelerate cash flow and earnings (adjusted operating cash flow)	Accelerate cash flow	Adjusted operating cash flow[1,5] decreased 13% to $1.4B ($1.71 per share). Adjusted earnings[1,6] decreased 21% to $498M	Target missed	Deliver free cash flow after payment of dividends
Maintain strong balance sheet	Maintain strong balance sheet	Investment-grade balance sheet maintained (S&P: BBB+; Moody's: Baa2)	Target met	Maintain strong balance sheet
Improve asset mix	Improve asset mix	Divested Marigold mine	Target met	Continue to enhance the portfolio
		No significant acquisition	Target missed	
Retention and growth of our people	Develop behavioural-based organizational leadership training program	Curriculum development underway for 2015 launch	Target partially met	Launch the organizational leadership training program
Sustainability management	Successful rollout of SEMS	Three SEMS audits completed – Los Filos, El Sauzal, Wharf[7]	Target met	Implementation of tailings stewardship strategy Develop site-based water strategy milestones
Bring greater awareness of Goldcorp's commitment to creating sustainable value	Complete Cyanide Code re-certification at El Sauzal	El Sauzal re-certified	Target met	Bring greater awareness of Goldcorp's commitment to creating sustainable value
	Implement event reporting system for environment, safety, CSR and security	Implemented at all sites		
	Complete signing of First Nations collaboration agreements	Two agreements signed in 2014. All Canadian mines now have agreements in place with First Nations communities		

(7) Wharf was divested in 2015.

SCORECARD Target met Target partially met Target missed PERFORMANCE MEASURE 2014 TARGET 2014 ACTUAL PROGRESS 2015 TARGET Operations Safe gold production(1) 2.95–3.1 moz(2) 2.87 moz 15–25% increase, to 3.3–3.6 moz All-in sustaining costs(1)(3) $950–$1,000 $949 $875–$950 (AISC) ($/ounce) Reserve replacement Replace reserves Reserves declined 8% to 49.6 moz(4) Replace reserves Achieve full capacity 110,000 tonnes per day 109,400 tonnes per day 115,000 tonnes per day at Peñasquito First gold production Mid-2014 July 25, 2014 Achieve commercial at Cerro Negro production First gold production Fourth quarter 2014 October 1, 2014 Achieve commercial at Éléonore production Safety Fatalities 0 0 0 Potentially fatal occurrences All PFO investigations 89 PFOs reported, of which 77 were All PFO investigations (PFOs) closed in 30 days closed within 30 days closed in 30 days All Injury Frequency Rate 1.49 1.38 1.24 (AIFR) Strategic Initiatives Accelerate cash flow Accelerate cash flow Adjusted operating cash flow(1)(5) Deliver free cash flow and earnings (adjusted decreased 13% to $1.4B ($1.71 per share). after payment of operating cash flow) Adjusted earnings(1)(6) decreased 21% dividends to $498M Maintain strong Maintain strong Investment-grade balance Maintain strong balance sheet balance sheet sheet maintained (S&P: BBB+; balance sheet Moody’s: Baa2) Improve asset mix Improve asset mix Divested Marigold mine Continue to enhance the portfolio No significant acquisition Retention and growth Develop behavioural-based Curriculum development underway Launch the organizational of our people organizational leadership for 2015 launch leadership training program training program Sustainability management Successful rollout of SEMS Three SEMS audits completed – Implementation of tailings Los Filos, El Sauzal, Wharf(7) stewardship strategy Develop site-based water strategy milestones Bring greater awareness of Complete Cyanide Code El Sauzal re-certified Bring greater awareness of Goldcorp’s commitment to re-certification at El Sauzal Goldcorp’s commitment to creating sustainable value creating sustainable value Implement event reporting Implemented at all sites system for environment,safety, CSR and security Complete signing of First Two agreements signed in 2014. All Nations collaboration Canadian mines now have agreements agreements in place with First Nations communities (1) The Company has included non-GAAP performance measures on an attributable basis (Goldcorp’s share) throughout this scorecard. See the MD&A on pages 55–62 of this Annual Report for further details. (2) Revised from 13–18% increase of 3.0–3.15 moz following Marigold divestiture. (3) In January 2013, Goldcorp announced it would begin reporting cash costs on an all-in sustaining cost basis. “All-in sustaining cash costs” is a non-GAAP performance measure. See the MD&A on page 57 of this Annual Report for further details. (4) Decrease driven by depletion from mining during the year and a focus on high-margin gold ounces in mineral reserves. In addition, exploration drilling at Cerro Negro remained suspended until Q4 2014. (5) Adjusted operating cash flow is a non-GAAP performance measure. See the MD&A on page 61 of this Annual Report for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities. Adjusted operating cash flow includes the Company’s share of adjusted operating cash flows provided by Alumbrera and Pueblo Viejo. (6) Adjusted net earnings is a non-GAAP performance measure. See the MD&A on page 59 of this Annual Report for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp. Adjusted net earnings include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo. (7) Wharf was divested in 2015.

MINES & PROJECTS Over the years, the Goldcorp portfolio has grown and evolved, as we have acquired and optimized strategic properties and divested of non-core assets. Our willingness to continually refine and upgrade the portfolio to maximize efficiencies and synergies between properties is, without question, a core strength. Canada Éléonore, a major new mine in James Bay, Québec, poured first gold on October 1, 2014. Commercial production is expected on April 1, 2015. The ramp-up to full design capacity of 7,000 tonnes per day is expected in the first half of 2018. In 2015, drilling will continue to target structures in the lower mine and the southern portion of the ore body. Red Lake remains a top producer and a cornerstone asset. While the renowned Campbell deposit is declining, newly developed areas in the Upper Red Lake and Footwall zones contributed to a strong year. Exploration continues in and near the High Grade Zone – a region that averages over two ounces of gold per tonne of ore. The recently discovered high-grade HG Young deposit shows tremendous promise and may extend the mine’s life by many years. Cochenour is an important component of Goldcorp’s future in the Red Lake district. In 2014, the five-kilometre haulage drift was completed, which connects Red Lake’s underground mine with Cochenour. This year, work continues on geotechnical assessments, backfill, and material handling studies, focusing on infrastructure rationalization and placement. During 2014, exploration and delineation drilling continued to ramp up with a focus on pre-production drilling to optimize the placement of capital development. In 2015, drilling will commence in the upper level and accelerate into the deeper portions of the Cochenour deposit.

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290–330 Éléonore’s estimated gold production for 2015 (000s of ounces) 700–750 Peń¨½asquito’s estimated gold production for 2015 (000s of ounces)Porcupine is one of the longest lived active gold mines in Canada, and still a strong contributor to the Goldcorp portfolio. High-grade veins in the Hoyle Pond operation continue to perform. In 2015, the Hoyle Pond Deep project will progress toward expected completion in early 2016. Exploration gains at Porcupine keep extending the mine’s productive life, and Operating for Excellence programs have contributed to improved cash flows. The Borden Gold project (acquired in 2015) is expected to further enhance Porcupine’s value: planning is underway to deliver Borden ore to Porcupine’s Dome mill facility, which should sustain this century-old operation well into the future. For the Musselwhite mine, 2014 was a standout year. Production exceeded guidance, and the team responded to market challenges with innovation and efficiency, resulting in a significant drop in all-in sustaining costs. Musselwhite is a centre of innovation, with new solutions being evaluated like an underground haulage winze that allows safer, more efficient access to deeper underground zones, and an advanced ventilation system that saves energy and improves safety underground. Latin America Peńasquito is Mexico’s largest mine and one of Goldcorp’s cornerstone assets. In 2014, a new mine plan focused on profitable ounces resulted in stronger returns and record gold production. As 2015 progresses, gold production is expected to increase by approximately 28%, as a result of mining in the higher-grade portion of the Peñasco pit. The Northern Well Field project, which will add 25 new production water wells, is expected to be operational by mid-2015. The additional wells, combined with future enhancements to Peńasquito’s tailings facility, are expected to secure the long-term water requirements of the mine. Both Goldcorp’s Pyrite Leach Process and the patent-pending Concentrate Enrichment Process projects had essentially completed the pre-feasibility stage by the end of 2014, and are undergoing internal review. Preliminary economic results continue to be positive, which could significantly increase the mine life at Peñasquito. The Camino Rojo project is located 50 kilometres from the Peñasquito mine. The project, which contains the Represa deposit, contains proven and probable mineral reserves of 1.85 million ounces of gold and 37.49 million ounces of silver. The focus of ongoing pre-feasibility study work is on the evaluation of the project as a supplemental ore source to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate a higher rate of return (given the significantly lower capital costs) than building a separate processing facility at Camino Rojo.

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Los Filos continues to be a solid performer despite several weeks of shutdown in 2014. A focus in 2015 will be on completion of a new life-of-mine plan that maximizes the return on our investment at Los Filos. The exploration program continues to focus on infill drilling and converting the inferred mineral resources into reserves at El Bermejal North and the underground mine. The El Sauzal mine has been a reliable, low-cost gold producer and was an important foundation for our Mexican operations. In 2014, after producing 37,700 ounces of gold, the instability of a pit wall rendered mining unsafe, and El Sauzal ceased production. Mine closure – and the comprehensive remediation process – began, and will continue in 2015. The Marlin mine in Guatemala has been in production since 2005. In 2014, Marlin exceeded our guidance, with 186,500 ounces of gold produced. Further exploration is underway to potentially extend the current mine life. Cerro Negro, located in the Santa Cruz province of Argentina, joined the portfolio of producing mines when first gold was poured on July 25, 2014. Commercial production was declared on January 1, 2015, and the mine is ramping up to its nameplate capacity of 4,000 tonnes per day. Resources of stockpiled ore, combined with the ramp-up of the Eureka and Mariana Central underground mines, are expected to contribute to a quick production ramp-up. Cerro Negro is a high-grade gold mine in a highly prospective land package, with several high-grade vein structures that are mineable at low costs. Surface resource confirmation drilling resumed in late 2014, intended to support future development at Bajo Negro and Vein Zone. Pueblo Viejo, located in the Dominican Republic, is one of the world’s largest gold assets. A 40%-owned joint venture, its 2014 production added 443,400 ounces of gold to Goldcorp’s account. The mine has a projected life of more than 25 years and proven and probable gold reserves of 15.5 million ounces – of which Goldcorp’s share represents 6.21 million ounces. El Morro is a copper-gold project in Chile. Goldcorp is the 70% owner and operator. In the fourth quarter of 2014, the decision was made to withdraw the project’s Environmental Impact Study. In 2015, the focus will be on a new development plan that lowers the capital required to build the mine, in partnership with local and regional community interests, while also meeting Goldcorp’s investment return criteria. 425–475 Cerro Negro’s estimated gold production for 2015 (000s of ounces)

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SUSTAINABILITY Sustainable value: it means being responsible stewards of our resources. It means producing gold safely today, without compromising future generations. It means acting ethically, respecting all of our stakeholders, and being transparent, with open, honest communication. It means creating a legacy of positive impacts that will outlive our operations. In 2014, we signed landmark agreements with Indigenous communities – agreements that go far beyond revenue sharing and establish true partnerships in resource development. We developed our Sustainability Excellence Management System (SEMS) and rolled out our Goldcorp Values. We were named to the NASDAQ Global Sustainability Index, and awarded for our philanthropy, our contributions to education and our support of free speech. In 2014, we were named to the NASDAQ Global Sustainability Index.

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Directly and indirectly, our presence has measurably reduced local poverty and improved employment, livelihood, education and health. To find out more about what Goldcorp is engaged in, please visit us online at goldcorp.com/ar2014 Engaging with Our Communities Everywhere we operate, we strive to adopt a “shared value” approach that hinges on mutual respect. We recognize that our operations will have impacts on the areas around our mine sites. These can bring opportunities and issues of concern. As a result, we seek to partner with local stakeholders, to understand their needs and address their issues, and to conduct our business in a way that supports strong, vibrant and sustainable communities. In Canada, we reached collaboration agreements with six First Nations groups. We are proud to say that we now have collaboration agreements in place with every First Nation that asserts Aboriginal and treaty rights in the vicinity of any of our active operations in Canada: Red Lake, Musselwhite, Porcupine and Éléonore. In Mexico, we were recognized as one of the most socially responsible companies, and in Guatemala our support of journalism education and the freedom of the press was acknowledged with an “Excellence in Journalism” award. Keeping Our People Safe Our top priority, at all times, is the safety and health of our employees – a commitment that extends beyond the mine or office and into our homes and local communities. Our goal is always to establish a workplace that is “Safe Enough for Our Families”. In 2014, we achieved the goal of Zero Fatalities, which we will strive to repeat in 2015. In recognition of lives lost over the years, we observed our second Day of Remembrance in 2014. This is a company-wide safety-focused event during which all work halts to raise awareness and focus on minimizing the risks inherent to mining. Our people are our strength, both today and in the future. Accordingly, we invest significantly in attracting and retaining a diverse, committed and talented workforce, through apprenticeships, scholarships and other initiatives. We emphasize and support career development through mentoring, training and advancement opportunities. Our highly successful “Creating Choices” program for female employees has now been enhanced with “Growing Choices”, a second component to the program to further develop female leaders. Growing Choices educates women on how to develop their personal brand, create strategies to achieve a work/life balance, build a structured career plan and develop effective networking techniques to grow their professional relationships.

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Protecting Our Environment At all stages of mining, we strive to eliminate and/or mitigate our environmental impacts. Our efforts in the areas of ecosystem stewardship, biodiversity, and water and energy management are guided by international standards, and driven by aspirations for excellence. Our new Sustainability Excellence Management System (SEMS), which was finalized in 2014, integrates best-of-breed, internationally accepted standards and benchmarks for safety and health, environment, Corporate Social Responsibility, and security. SEMS provides a single series of processes and guidelines that we expect every operation to follow. It ensures all of our operations have consistent benchmarks to meet our external commitments and obligations, and creates key drivers for improved performance across the organization. The SEMS rollout is underway at all Goldcorp sites, and audits have been completed at Los Filos, El Sauzal and Wharf. Also in 2014, the El Sauzal mine was re-certified by the Cyanide Management Institute. And we created and implemented the Tailings Stewardship Program to improve and add consistency to tailings management across our operations, and we developed an Advanced Water and Energy Strategy to better manage these essential resources for mining.

BOARD OF DIRECTORS

Ian W. Telfer
Chairman of the Board,
Director since
February 2005
Areas of expertise:
Mergers & Acquisitions; Finance; Accounting; Mining

Douglas M. Holtby[1][2][3]
Independent Director,
Vice Chairman of the Board and Lead Director, Director since February 2005
Areas of expertise:
Accounting; Consulting and Private Equity; Governance; Human Resources and Compensation; Mergers & Acquisitions

Charles A. Jeannes
President and
Chief Executive Officer,
Director since May 2009
Areas of expertise:
Mergers & Acquisitions; Sustainability; Governance; Human Resources and Compensation; Mining and Exploration

John P. Bell[2][4]
Independent Director,
Director since
February 2005
Areas of expertise:
Environment, Safety and Sustainability; Social, Economic and Foreign Policy; Human Resources and Compensation

Beverly A. Briscoe[1][4]
Independent Director,
President of Briscoe Management Limited,
Director since April 2006
Areas of expertise:
Accounting; Financing

Peter J. Dey[2][3]
Independent Director,
Chairman of
Paradigm Capital Inc.,
Director since June 2006
Areas of expertise:
Financing; Governance; Mergers & Acquisitions; Human Resources and Compensation

Clement A. Pelletier[2][4]
Independent Director,
Senior Technical Advisor with ERM Consultants,
Director since May 2014
Areas of expertise:
Sustainability; Metallurgy; Mergers & Acquisitions

P. Randy Reifel[3][4]
Independent Director,
President of Chesapeake Gold Corp., Director since November 2006
Areas of expertise:
Mineral Exploration; Mergers & Acquisitions; Human Resources and Compensation

A. Dan Rovig[3][4]*
Independent Director,
Independent Consultant,
Director since
November 2006
Areas of expertise:
Mining, Metallurgy and Exploration; Governance

Blanca Treviño de Vega[1][2]
Independent Director,
Director since
February 2012
Areas of expertise:
Information Technology; Finance; Human Resources and Compensation; Mergers & Acquisitions

Kenneth F. Williamson[1][2]
Independent Director,
Independent Consultant,
Director since
November 2006
Areas of expertise:
Financing; Mergers & Acquisitions; Human Resources and Compensation

(1) Member of the Audit Committee
(2) Member of the Governance and Nominating Committee
(3) Member of the Compensation Committee
(4) Member of the Sustainability, Environment, Health and Safety Committee
*Retired as of May 1, 2014

BOARD OF DIRECTORS At Goldcorp, we strive to earn the confidence and trust of all our stakeholders by maintaining the highest standards of integrity, responsibility and transparency, and by consistently meeting or exceeding industry standards for corporate governance and ethics. Complete information on the Board is available at www.goldcorp.com/About-Us/Governance. Douglas M. Holtby(1)(2)(3) Independent Director, Charles A. Jeannes Vice Chairman of the Board President and Ian W. Telfer and Lead Director, Director Chief Executive Officer, Chairman of the Board, since February 2005 Director since May 2009 Director since Areas of expertise: Areas of expertise: February 2005 Accounting; Consulting Mergers & Acquisitions; Areas of expertise: and Private Equity; Sustainability; Governance; Mergers & Governance; Human Human Resources and Acquisitions; Finance; Resources and Compensation; Compensation; Accounting; Mining Mergers & Acquisitions Mining and Exploration John P. Bell(2)(4) Peter J. Dey(2)(3) Independent Director, Independent Director, Director since Chairman of February 2005 Beverly A. Briscoe(1)(4) Paradigm Capital Inc., Areas of expertise: Independent Director, Director since June 2006 Environment, Safety and President of Briscoe Areas of expertise: Sustainability; Social, Management Limited, Financing; Governance; Economic and Foreign Director since April 2006 Mergers & Acquisitions; Policy; Human Resources Areas of expertise: Human Resources and and Compensation Accounting; Financing Compensation P. Randy Reifel(3)(4) Independent Director, Clement A. Pelletier(2)(4) President of Chesapeake A. Dan Rovig(3)(4)* Independent Director, Gold Corp., Director since Independent Director, Senior Technical Advisor November 2006 Independent Consultant, with ERM Consultants, Areas of expertise: Director since Director since May 2014 Mineral Exploration; November 2006 Areas of expertise: Mergers & Acquisitions; Areas of expertise: Sustainability; Metallurgy; Human Resources and Mining, Metallurgy and Mergers & Acquisitions Compensation Exploration; Governance Blanca Treviño de Vega(1)(2) Kenneth F. Williamson(1)(2) Independent Director, Independent Director, Director since Independent Consultant, February 2012 Director since Areas of expertise: November 2006 (1) Member of the Audit Committee Information Technology; Areas of expertise: (2) Member of the Governance and Nominating Committee Finance; Human Resources Financing; Mergers & (3) Member of the Compensation Committee and Compensation; Acquisitions; Human (4) Member of the Sustainability, Environment, Health and Safety Committee Mergers & Acquisitions Resources and Compensation * Retired as of May 1, 2014.

12  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 18, 2015.

2015 DEVELOPMENTS

•

On January 30, 2015, the Company announced it had signed a Collaboration Agreement with the Wabauskang First Nations. The agreement paves the way for long-term economic benefits for the northwestern Ontario First Nations and provides a framework for strengthened collaboration in the development and operations of the Red Lake Gold Mines. With the signing of the agreement, the Company now has collaboration agreements in place with all the First Nations which assert Aboriginal and treaty rights in the vicinity of the Company’s active operations in Canada.

•

On January 19, 2015, the Company and Probe Mines Limited (“Probe”) announced an agreement whereby the Company will acquire, through a friendly plan of arrangement, all the outstanding shares of Probe for total consideration of approximately C$526 million. Probe’s principal asset is the 100%-owned Borden Gold project in Ontario, 160 kilometres west of the Company’s Porcupine mine. Under the terms of the offer, each common share of Probe not owned by the Company will be exchanged for 0.1755 common shares of the Company. The Company currently owns 15.7 million shares and 2.8 million warrants of Probe, representing a 19.9% partially-diluted ownership interest, of which 7.3 million shares and 2.8 million warrants were purchased from Agnico Eagle Mines Limited on January 27, 2015 and February 2, 2015 for cash consideration of C$45 million. The offer is subject to customary conditions, including the acceptance by Probe shareholders owning a minimum of 66.67% of the outstanding common shares of Probe on a fully diluted basis. The offer is not subject to the Company’s shareholders’ approval. The transaction is expected to close by the end of March 2015.

•

On January 12, 2015, the Company announced that it had entered into a definitive stock purchase agreement whereby it will sell its 100% interest in Wharf in Lead, South Dakota to Coeur Mining, Inc. Under the terms of the agreement, the Company will receive total consideration of $105 million in cash, subject to certain closing adjustments. The transaction is expected to close on February 20, 2015.

•	Cerro Negro declared commercial production effective January 1, 2015.

2014 HIGHLIGHTS

•

On November 24, 2014, the Company announced that it had signed a Resource Development Agreement (“RDA”) with four First Nations communities, including the Mattagami First Nation, Wahgoshig First Nation, Matachewan First Nation, and Flying Post First Nation. The agreement establishes a framework for continued consultation on current and future operations in the Timmins area, including defining long-term benefits for the First Nations.

•	Cerro Negro and Éléonore achieved first gold production on July 25, 2014 and October 1, 2014, respectively.

•

On June 9, 2014, the Company completed an issuance of $1.0 billion of senior unsecured notes and received net proceeds of $988 million. A portion of these proceeds were used to repay, upon maturity on August 1, 2014, the Company’s $863 million convertible senior notes.

•

On April 4, 2014, the Company and its joint venture partner, Barrick Gold Corporation (“Barrick”), completed the sale of their respective interests in the Marigold mine to Silver Standard Resources Inc. Total consideration received was $267 million in cash, after closing adjustments (Goldcorp’s share – $184 million).

•

On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero Mining Corp. (“Primero”) to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.

•	On March 3, 2014, the Company secured a letter of credit in the amount of $36.3 million (C$40.1 million) to cover 100% of the closure obligation related to the Éléonore mine in northern Quebec.

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

•

On January 8, 2014, the Company filed a National Instrument 43-101 updated technical report for Peñasquito. The new life-of-mine plan resulted in a 13 year mine life that positively impacts the five-year production profile and increased cash flows over the life of the mine. In addition, on March 28, 2014 the Company filed updated National Instrument 43-101 technical reports for Éléonore and Pueblo Viejo.

•	Key consolidated financial information:

¡

A net loss attributable to shareholders of Goldcorp, including discontinued operations, of $(2,396) million, or $(2.94) per share, for the fourth quarter and $(2,161) million, or $(2.66) per share, for 2014, compared with a net loss, including discontinued operations, of $(1,089) million, or $(1.34) per share, and $(2,709) million, or $(3.34) per share, respectively, in 2013.

¡	Operating cash flows, including discontinued operations, of $274 million for the fourth quarter and $1,014 million for 2014, compared with $307 million and $955 million, respectively, in 2013.

¡	Dividends paid of $488 million in 2014, compared to $486 million in 2013.

¡	$1.7 billion of liquidity. (1)

¡	At December 31, 2014, the Company recognized an impairment charge of $2,300 million, net of tax, principally in respect of the Company’s exploration potential at its Cerro Negro mine.

•	Key performance measures: (2)

¡	Goldcorp’s share of gold production increased to 890,900 ounces for the fourth quarter and 2,871,200 ounces for 2014, compared with 768,900 ounces and 2,666,600 ounces, respectively, in 2013.

¡

Total cash costs of $589 per gold ounce for the fourth quarter and $542 per gold ounce for 2014, net of by-product silver, copper, lead and zinc credits, compared with $467 and $553 per gold ounce, respectively, in 2013. On a co-product basis, cash costs of $669 per gold ounce for the fourth quarter and $668 per gold ounce for 2014, compared with $645 and $687 per gold ounce, respectively, in 2013. (3)

¡

All-in sustaining costs of $1,035 per gold ounce for the fourth quarter and $949 per gold ounce for 2014, compared with $810 and $1,031 per gold ounce, respectively, in 2013. All-in costs of $1,544 per gold ounce for the fourth quarter and $1,499 per gold ounce for 2014, compared with $1,336 and $1,575 per gold ounce, respectively, in 2013. (4)

¡

Adjusted net earnings of $55 million, or $0.07 per share, for the fourth quarter and $498 million, or $0.61 per share, for 2014, compared with $74 million, or $0.09 per share, and $634 million, or $0.78 per share, respectively, in 2013. (5)

¡	Goldcorp’s share of adjusted operating cash flows of $337 million for the fourth quarter and $1,393 million for 2014, compared to $439 million and $1,601 million, respectively, in 2013. (6)

¡	Goldcorp’s share of negative free cash flows of $(241) million for the fourth quarter and $(1,003) million for 2014, compared to $(351) million and $(1,375) million, respectively, in 2013. (7)

(1)	At December 31, 2014, the Company held $482 million of cash and cash equivalents, $53 million of money market investments, and had $1.2 billion undrawn on its $2.0 billion revolving credit facility.

(2)

The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operations, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance

14  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp’s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2014	2013	2012
Gold	$ 1,200	$ 1,600	$ 1,600
Silver	20	30	34
Copper	3.00	3.50	3.50
Lead	1.00	0.90	0.90
Zinc	0.90	0.90	0.90

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp’s share of total co-product cash costs, including discontinued operations, for the year ended December 31, 2014, would be $668 per ounce of gold, $10.88 per ounce of silver, $2.23 per pound of copper, $0.78 per pound of zinc, and $0.95 per pound of lead (2013 – $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper, $0.70 per pound of zinc, and $0.78 per pound of lead).

Using actual realized sales prices, co-product total cash costs, including discontinued operations, would be $676 per gold ounce for the year ended December 31, 2014 (2013 – $692). Refer to page 55 for a reconciliation of total cash costs to reported production costs.

(4)

All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 2013, the Company conformed its all-in sustaining and all-in cost definitions to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 57 for a reconciliation of all-in sustaining costs.

(5)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(6)

Adjusted operating cash flows is a non-GAAP performance measure which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 61 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)

Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company’s ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp’s share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp’s share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 61 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the United States; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40% interest) in the Dominican Republic. The Company also owns a 39.3% equity interest in Tahoe Resources Inc. (“Tahoe”), which owns and operates the Escobal silver mine in Guatemala. The Wharf gold mine was classified as a discontinued operation during the year ended December 31, 2014.

The Company’s significant development projects at December 31, 2014 were comprised of the Cerro Negro gold project in Argentina, which declared commercial production effective January 1, 2015; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.

The Company realized an average gold price of $1,264 per ounce in 2014, a 9% decrease compared to $1,385 per ounce in 2013. The average realized gold price of $1,203 per ounce for the fourth quarter of 2014 decreased 5% compared to $1,266 per ounce for the third quarter of 2014. The declining realized average gold price through 2014 was a reflection of the challenges faced by the global commodities market during the year resulting in the gold price fluctuating from a high of $1,392 per ounce in the first quarter of 2014 to a low of $1,132 per ounce in the fourth quarter of 2014. The downward pressure was primarily attributable to an improving economic climate in the United States resulting in the United States Federal Reserve ending its quantitative easing program and signaling an increase in domestic interest rates. In response to ongoing economic weakness outside of the United States, most notably in Japan and Europe and signals that the economy in China was slowing down, the gold price rebounded in late 2014 from its low to close at $1,206 per ounce. In addition, the physical market for gold remained strong during 2014, most notably in China and India, continuing the trend started in 2011 where the demand for physical gold shifted from the West to the East.

The Company achieved record gold production in 2014, with 2,871,200 ounces, an 8% increase compared to 2,666,600 ounces in 2013, despite production challenges at Los Filos during the second quarter of 2014 due to the suspension of operations while a negotiated settlement with the Carrizalillo Ejido was being reached and the Pit Wall instability at El Sauzal during the third quarter of 2014 resulting in the accelerated closure of the mine effective January 1, 2015. Peñasquito contributed a 41% increase in gold production compared to 2013 as a result of continued mining in higher grade ore benches at the bottom of Phase 4 supplemented by the processing of high grade stockpiles during 2014. Production at Pueblo Viejo also increased by 118,200 ounces (Goldcorp’s share) with the completion of autoclave modifications in the second half of 2013 resulting in less downtime and the achievement of name plate autoclave capacity during the third quarter of 2014 resulting in a 52% increase in tonnes processed. At Musselwhite gold production increased 9% from 2013 as a result of mining higher grade material from the Lynx Zone and the C-Block of the PQ Deeps, coupled with improved dilution and ore control. Finally, Cerro Negro and Éléonore contributed 152,100 and 18,300 pre-commissioning ounces, respectively, during 2014 which are not reflected in consolidated gold sales.

Production costs increased by 7% compared to 2013 primarily due to revisions in estimates at the Company’s inactive and closed mines resulting in increases in reclamation and closure costs and a reduction of the carrying values of the low-grade stockpile at Peñasquito and the heap leach ore inventory at Los Filos, respectively, to net realizable value during 2014. Cost management and production efficiencies continued to be a focus for 2014 where benefits realized from supply chain and Operating for Excellence (“O4E”) initiatives have contributed to ongoing cash flow improvements.

Gold production for the fourth quarter of 2014 was 890,900 ounces, a 37% increase compared to the third quarter of 2014. Increased production was seen at Red Lake where mining in newly developed areas in the Upper Red Lake and Footwall Zones, combined with operational improvement initiatives and long hole mining in the High Grade Zone, resulted in 14% higher tonnes and 3% higher grades. Porcupine increased production 22% to 90,400 ounces in the fourth quarter of 2014 as a result of ore development on numerous higher grade VAZ veins in the Hoyle Pond underground operation which increased grades by 27% from the prior quarter. The Company’s share of Alumbrera’s gold production increased 83% from prior quarter following the resolution of the geotechnical event in the third quarter of 2014 that resulted in the suspension of mining operations from the end of August until resolved on October 4, 2014. Cerro Negro and Éléonore contributed 133,100 ounces and 18,300 ounces, respectively, during the fourth quarter of 2014.

16  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Production costs for the fourth quarter of 2014 increased by 13% compared to the third quarter of 2014 primarily due to revisions in estimates at the Company’s inactive and closed mines resulting in a $56 million increase in reclamation and closure costs and lower capitalized stripping costs at Peñasquito during the fourth quarter of 2014.

All-in sustaining costs of $949 per ounce for 2014 decreased 8% compared to $1,031 per ounce in 2013. The decrease in all-in sustaining costs was primarily driven by record gold sales volumes achieved during 2014, a continued focused on operating and capital cost management, higher by-product sales credits, and favourable foreign exchange movements, partially offset by an increase in production costs.

At Red Lake, exploration drilling from surface during 2014 focused on the HG Young discovery with up to five diamond drills resulting in numerous high grade intercepts and extension of the strike length. HG Young can be developed from the Campbell Complex infrastructure to the south and rehabilitation on the 14 Level at the Campbell Complex was completed during 2014. This rehabilitation will provide access for exploration development and diamond drilling from underground beginning in early 2015.

Permitting delays experienced in the first quarter of 2014 due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority deferred start-up of construction of the Northern Well Field (“NWF”) project at Peñasquito to mid-year 2014. Following receipt of initial permits and finalizing the remaining construction contracts, construction on the NWF project ramped up to full activity levels in the fourth quarter of 2014, with completion anticipated around mid-year 2015. Activities to address the additional regulatory requirements related to the interconnection to the existing well field continue as planned. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational.

During 2014, Peñasquito progressed with the pre-feasibility studies on two projects to assess the potential for producing saleable copper concentrate at Peñasquito, the Concentrate Enrichment Project (“CEP”), and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine of Peñasquito, through the addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach. A US Patent for the CEP was filed during the first quarter of 2014. The pre-feasibility studies were essentially complete at the end of 2014 and the projects are expected to be integrated as they enter the feasibility study phase which is anticipated by the end of the first quarter of 2015. The feasibility study is expected to be complete in early 2016.

Overall Engineering, Procurement, and Construction Management (“EPCM”) was completed at Cerro Negro in the fourth quarter of 2014 resulting in commercial production being declared on January 1, 2015. Following the transition from contractor development mining to in-house mining and development at Cerro Negro, which was completed in the second quarter of 2014, mine development productivity significantly improved through the remainder of 2014 resulting in 8,316 metres of underground development in 2014, an 8% increase compared to 2013. Production mining at Eureka continued through 2014, while production mining at Mariana Central is expected to commence in the first quarter of 2015. Exploration activity, focused on surface resource confirmation drilling intended to support future development at Bajo Negro and Vein Zone, resumed in the fourth quarter of 2014 following suspension in the third quarter of 2013.

As a result of the restrictions on importation of goods and services and limitations on the exchange of Argentine pesos into US dollars, coupled with the continuing inflationary environment in the country, the operations at Cerro Negro have been negatively impacted. Additionally, the market valuations of future exploration potential have declined. As a result, through the Company’s annual goodwill impairment testing and life of mine planning processes an after-tax asset impairment of $2,300 million was recognized in the fourth quarter of 2014 against the carrying value of Cerro Negro of which $975 million and $1,325 million were applied to goodwill and mining interests, respectively.

At Éléonore, ore feed was first introduced at the process plant on September 22, 2014, first gold was produced on October 1, 2014, and EPCM service contracts were complete in the fourth quarter of 2014. Commercial production is expected late in the first quarter of 2015.

On October 7, 2014, the Supreme Court of Chile issued a final ruling revoking the decision of the Court of Appeals thereby invalidating the Environmental Assessment Resolution issued in October 2013 to Goldcorp-El Morro. In November 2014, Goldcorp-El Morro elected to withdraw the Environmental Impact Study and the environmental authority subsequently issued Exempted Resolution N° 271 closing the environmental assessment process. The Company has commenced new studies to determine an optimal development plan for El Morro that meets the Company’s investment return criteria. The Company remains committed to continued productive interaction and engagement with the adjacent communities and regional authorities.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS

Acquisition of Probe Mines Limited:

On January 19, 2015, the Company and Probe announced an agreement whereby the Company will acquire, through a friendly plan of arrangement, all the outstanding shares of Probe for total consideration of approximately C$526 million. Probe’s principal asset is the 100%-owned Borden Gold project in Ontario, 160 kilometres west of the Company’s Porcupine mine. Under the terms of the offer, each common share of Probe not owned by the Company will be exchanged for 0.1755 common shares of the Company. The Company currently owns 15.7 million shares and 2.8 million warrants of Probe, representing a 19.9% partially-diluted ownership interest, of which 7.3 million shares and 2.8 million warrants were purchased from Agnico Eagle Mines Limited on January 27, 2015 and February 2, 2015 for cash consideration of C$45 million. The offer is subject to customary conditions, including the acceptance by Probe shareholders owning a minimum of 66.67% of the outstanding common shares of Probe on a fully diluted basis. The offer is not subject to the Company’s shareholders’ approval. The transaction is expected to close by the end of March 2015.

Executive Appointments:

On January 14, 2015, the Company announced the appointment of Brent Bergeron as Executive Vice President, Corporate Affairs and Sustainability. Since joining the Company in 2010 as Vice President, Corporate Affairs and, since 2012, as Senior Vice President, Corporate Affairs, he has successfully established and cultivated key relationships with government and community leaders in the Company’s operating jurisdictions. In this capacity, he has also overseen important changes to the Company’s approach to government relations, corporate social responsibility as well as to stakeholder engagement and communications. The Company also announced that Russell Ball, Executive Vice President, Capital Projects will oversee the Company’s corporate development function.

Sale of Wharf:

On January 12, 2015, the Company announced that it had entered into a definitive stock purchase agreement whereby it will sell its 100% interest in the Wharf mine in Lead, South Dakota to Coeur Mining, Inc. Under the terms of the agreement, the Company will receive total consideration of $105 million in cash, subject to certain closing adjustments. The transaction is expected to close on February 20, 2015.

Issuance of $1.0 Billion Notes:

On June 9, 2014, the Company issued $1.0 billion of senior unsecured notes (the “1.0 Billion Notes”), consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021 and $450 million aggregate principal amount of 5.45% notes due June 9, 2044. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The Company used the proceeds primarily for repayment of its $863 million convertible senior notes which matured on August 1, 2014.

Sale of Marigold:

On April 4, 2014, the Company and its joint venture partner, Barrick, completed the sale of their respective interests in the Marigold mine (“Marigold”) to Silver Standard Resources Inc. Total consideration received was $267 million in cash, after closing adjustments (Goldcorp’s share – $184 million).

Sale of Primero:

On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.

18  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (2)(3)

Consolidated financial information	2014	2013	2012
Revenues (1)(2)(3)	$3,436	$3,609	$4,660
(Loss) earnings from operations and associates (2)	$(2,527)	$(2,282)	$2,025
(Loss) earnings from continuing operations (3)	$(2,168)	$(2,657)	$1,695
Net earnings (loss) from discontinued operations (3)	$9	$(52)	$54
Net (loss) earnings	$(2,159)	$(2,709)	$1,749
Net (loss) earnings attributable to shareholders of Goldcorp	$(2,161)	$(2,709)	$1,749
Net (loss) earnings from continuing operations per share(3)
– Basic	$(2.67)	$(3.27)	$2.09
– Diluted	$(2.67)	$(3.27)	$1.89
Net (loss) earnings per share
– Basic	$(2.66)	$(3.34)	$2.16
– Diluted	$(2.66)	$(3.34)	$1.95
Cash flows from operating activities of continuing operations (1)(2)(3)	$982	$886	$1,900
Cash flows from operating activities including discontinued operations (1)(2)(3)	$1,014	$955	$1,960
Dividends paid	$488	$486	$438
Cash and cash equivalents (2)	$482	$625	$757
Total assets	$27,866	$29,564	$30,979
Non-current liabilities	$9,235	$7,773	$6,982

Key performance measures (4)	2014	2013	2012
Gold produced (ounces) (3)	2,777,300	2,502,900	2,299,900
Gold sold (ounces) (1)(3)	2,580,800	2,434,000	2,244,600
Silver produced (ounces)	36,807,500	30,326,100	30,470,500
Copper produced (thousands of pounds)	84,800	90,600	112,200
Lead produced (thousands of pounds)	152,300	159,100	153,700
Zinc produced (thousands of pounds)	329,700	279,300	324,200
Average realized gold price (per ounce)	$1,264	$1,385	$1,672
Average London spot gold price (per ounce)	$1,266	$1,410	$1,669
Total cash costs – by-product (per gold ounce) (5)	$531	$529	$279
Total cash costs – co-product (per gold ounce) (6)	$661	$672	$632
All-in sustaining costs (per gold ounce)	$949	$1,008	$867
Adjusted net earnings	$468	$600	$1,588
Adjusted operating cash flow	$1,362	$1,527	$2,334
Including discontinued operations (3)
Gold produced (ounces)	2,871,200	2,666,600	2,396,200
Gold sold (ounces) (1)	2,672,800	2,597,200	2,340,600
Total cash costs – by-product (per gold ounce) (5)	$542	$553	$300
Total cash costs – co-product (per gold ounce) (6)	$668	$687	$638
All-in sustaining costs (per gold ounce)	$949	$1,031	$884
Adjusted net earnings	$498	$634	$1,642
Adjusted operating cash flow	$1,393	$1,601	$2,409

(1)

Excludes pre-commissioning sales ounces from Cerro Negro, Éléonore, and Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

GOLDCORP  |  19

(in United States dollars, tabular amounts in millions, except where noted)

(2)

Effective January 1, 2013, the Company’s 37.5% interest in Alumbrera was required to be accounted for as an investment in associate and accounted for using the equity method. The Company has restated the 2012 comparative period to remove Alumbrera’s revenues, cash flows from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)

In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, the Company’s 100% interest in Wharf was classified as a discontinued operation for the year ended December 31, 2014, accordingly the 2013 comparative information for Wharf has been re-presented however the 2012 comparative information has not been re-presented. The Company’s 66.7% interest in Marigold was classified as a discontinued operation for the years ended December 31, 2014 and 2013, accordingly, the 2012 comparative information for Marigold has been re-presented.

(4)

The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(6)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15).

20  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS

The net loss attributable to shareholders of Goldcorp for the year ended December 31, 2014 was $(2,161) million, or $(2.66) per share, compared to a net loss attributable to shareholders of Goldcorp of $(2,709) million, or $(3.34) per share, for the year ended December 31, 2013. Compared to the year ended December 31, 2013, the net loss attributable to shareholders of Goldcorp for the year ended December 31, 2014 was impacted by the following factors:

•

Revenues decreased by $173 million, or 5%, primarily due to a $241 million decrease in gold revenues and a $13 million decrease in silver revenues, partially offset by an $85 million increase in zinc revenues, net of refining charges. The decrease in revenues is primarily a result of the decrease in gold and silver commodity prices during the year ended December 31, 2014, partially offset by higher sales volumes for silver and zinc;

•

Production costs increased by $140 million, or 7%, primarily due to revisions in estimates at the Company’s inactive and closed mines during the year ended December 31, 2014 resulting in a $72 million increase in reclamation and closure costs compared with a $25 million reduction during the year ended December 31, 2013; a $41 million and $31 million reduction of the carrying values of the low-grade stockpile at Peñasquito and the heap leach ore inventory at Los Filos, respectively, to net realizable value during the year ended December 31, 2014; and increased water use payments in Peñasquito in the first quarter of 2014; partially offset by increased capitalized stripping costs at Peñasquito during the year ended December 31, 2014; and favourable foreign exchange movements which decreased production costs by $70 million from prior year;

•

Depreciation and depletion increased by $123 million, or 20%, due to higher overall sales volumes; new assets put into service; and a $14 million and $10 million reduction of the carrying values of the low-grade stockpile at Peñasquito and the heap leach ore inventory at Los Filos, respectively, to net realizable value during the year ended December 31, 2014;

•

The Company’s share of net earnings of associates of $156 million was comprised of net earnings of $91 million from Pueblo Viejo; net earnings of $35 million from the Company’s investments in Tahoe and Primero as a result of the commencement of commercial production at Tahoe, effective January 1, 2014; and net earnings of $30 million from Alumbrera. The Company’s share of net losses and impairments of associates of $395 million for the year ended December 31, 2013 was comprised of a net loss of $295 million from Alumbrera primarily due to a $276 million impairment expense recognized in respect of the Company’s investment; a net loss of $66 million from Pueblo Viejo primarily due to the $183 million cumulative tax expense recognized as a result of the renegotiated Special Lease Agreement (“SLA”) with the government of the Dominican Republic; and a net loss of $34 million from the Company’s equity investments in Primero and Tahoe, primarily due to an impairment expense of $19 million recognized in respect of the Company’s investment in Primero;

•

An impairment of mining interests and goodwill of $2,999 million ($2,313 million, net of tax), comprised of an impairment expense of $2,980 million and $19 million ($2,300 million and $13 million, net of tax) recognized against the carrying amount of the Cerro Negro project and the El Sauzal mine, respectively, during the year ended December 31, 2014. An impairment of mining interests and goodwill of $2,646 million ($2,020 million, net of tax) was recognized during the year ended December 31, 2013, comprised of an impairment expense of $2,427 million ($1,827 million, net of tax) recognized against the carrying amount of the Peñasquito mine, $131 million ($131 million, net of tax) recognized against the carrying amount of the Cerro Blanco project, $59 million ($42 million, net of tax) recognized against the carrying amount of certain of the Company’s Mexican exploration projects, and $29 million ($20 million, net of tax) recognized against the carrying amount of the El Sauzal mine;

•

Corporate administration, excluding share-based compensation expense, was $175 million, an $11 million increase compared to the year ended December 31, 2013. Share-based compensation expense of $72 million for the year ended December 31, 2014 was comparable to the year ended December 31, 2013;

•

A $17 million gain on securities primarily due to the sale of certain available-for-sale equity and marketable securities during the year ended December 31, 2014. A $32 million loss on securities was recognized during the year ended December 31, 2013 representing an impairment expense on certain of the Company’s available-for-sale equity and marketable securities;

•

A $40 million loss on derivatives for the year ended December 31, 2014 comprised of a loss on foreign currency, heating oil, copper, lead, and zinc contracts. During 2014, the Company repaid the $863 million convertible senior notes (the “Convertible Notes”) upon maturity and delivered the remaining ounces of silver under the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ended August 5, 2014 (the “Silver Wheaton silver contract”). For the year ended December 31, 2013, an $83 million gain on derivatives was comprised of a $57 million unrealized gain on the conversion feature of the Convertible Notes; a $17 million net gain on the Silver Wheaton silver contract; and a $9 million net gain on foreign currency, heating oil, copper, lead, and zinc contracts;

GOLDCORP  |  21

(in United States dollars, tabular amounts in millions, except where noted)

•

An $18 million net gain on disposition of mining interests for the year ended December 31, 2014 as the Company sold its equity interest in Primero on March 26, 2014. An $11 million loss ($8 million, net of tax) on disposition of mining interests during the year ended December 31, 2013 arose on the Company’s sale of its 30.8% interest in the Cerro del Gallo property to Primero;

•

Other expenses of $27 million for the year ended December 31, 2014 was comprised primarily of $22 million of net foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. Other expenses of $57 million for the year ended December 31, 2013 was comprised primarily of $43 million of net foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. The decrease in net foreign exchange losses compared to the prior year was a result of the weakening Mexican and Argentine peso and the Canadian dollar during the year ended December 31, 2014;

•	Income tax recovery for the year ended December 31, 2014 totaled $440 million (year ended December 31, 2013 – income tax expense of $309 million) and was impacted by:

•

An $272 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $133 million foreign exchange loss for the year ended December 31, 2013. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Argentine and Mexican peso during the years ended December 31, 2014 and 2013;

•

During the year ended December 31, 2014 a deferred income tax recovery of $686 million arising on the impairment of mining interests and goodwill was recognized compared to a $626 million deferred income tax recovery recognized during the year ended December 31, 2013;

•

A decrease in the effective tax rate for the year ended December 31, 2014 from 18% to negative 6%, after adjusting income taxes for the above noted items, the non-deductible share-based compensation expense, the impairment of mining interests and goodwill from loss before taxes, and the deferred tax impacts of the Mexican tax law changes and electing to pay Guatemalan taxes on net income rather than gross revenues during the year ended December 31, 2013. The year ended December 31, 2014 was favourably impacted by higher income from associates primarily due to the impact of the renegotiated SLA and the impairments recognized in respect of Alumbrera and Primero during the year ended December 31, 2013, the gain on sale of Primero during the year ended December 31, 2014 not being subject to tax, and higher tax deductible foreign exchange losses on US dollar debt in Argentina. These favourable impacts were partially offset by non-taxable realized and mark-to-market gains on the conversion feature of the Convertible Notes and the Silver Wheaton silver contract of $74 million during the year ended December 31, 2013; and

•

Net earnings from discontinued operations of $9 million for the year ended December 31, 2014 due to net earnings of $24 million from Wharf and net earnings of $6 million from the Company’s 66.7% share of Marigold, both of which were classified as discontinued operations during the year ended December 31, 2014, partially offset by the $21 million net loss recognized on the sale of the Company’s 66.7% share of Marigold. The Company had a net loss of $52 million for the year ended December 31, 2013 as a result of an $86 million, net of tax, impairment expense on the Company’s 66.7% share of Marigold, partially offset by $34 million of net earnings from Wharf and the Company’s 66.7% share of Marigold.

Adjusted net earnings amounted to $498 million, or $0.61 per share (1), for the year ended December 31, 2014, compared to $634 million, or $0.78 per share, for the year ended December 31, 2013. Compared to the year ended December 31, 2013, adjusted net earnings was primarily impacted by higher production costs, depreciation and depletion, and lower gold and silver commodity prices during the year ended December 31, 2014, partially offset by a lower effective income tax rate.

Total cash costs (by-product) decreased to $542 per gold ounce (2), for the year ended December 31, 2014, compared to $553 per gold ounce for the year ended December 31, 2013. The decrease in cash costs was primarily due to higher by-product sales credits and an increase in volume of gold sales, partially offset by an increase in production costs.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 55 for a reconciliation of total cash costs to reported production costs.

22  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW (2)

	2014
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)	$878	$884	$839	$835	$3,436
Earnings (loss) from operations and associates	$201	$207	$53	$(2,988)	$(2,527)
Net earnings (loss) from continuing operations (2)	$89	$194	$(48)	$(2,403)	$(2,168)
Net earnings (loss) from discontinued operations (2)	$9	$(11)	$4	$7	$9
Net earnings (loss)	$98	$183	$(44)	$(2,396)	$(2,159)
Net earnings (loss) attributable to shareholders of Goldcorp	$98	$181	$(44)	$(2,396)	$(2,161)
Net earnings (loss) from continuing operations per share(2)
– Basic	$0.11	$0.24	$(0.06)	$(2.95)	$(2.67)
– Diluted	$0.11	$0.24	$(0.06)	$(2.95)	$(2.67)
Net earnings (loss) per share
– Basic	$0.12	$0.22	$(0.05)	$(2.94)	$(2.66)
– Diluted	$0.12	$0.22	$(0.05)	$(2.94)	$(2.66)
Cash flows from operating activities of continuing operations (1)(2)	$263	$266	$188	$265	$982
Cash flows from operating activities including discontinued operations (1)(2)	$273	$275	$192	$274	$1,014
Dividends paid	$122	$122	$122	$122	$488
Cash and cash equivalents	$1,001	$1,220	$376	$482	$482
Total assets	$30,175	$30,618	$30,218	$27,866	$27,866
Non-current liabilities	$7,747	$8,762	$8,868	$9,235	$9,235

	2014
Key performance measures (3)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces) (2)	643,100	633,700	635,500	865,000	2,777,300
Gold sold (ounces) (1)(2)	648,700	624,000	627,000	681,100	2,580,800
Silver produced (ounces)	9,581,400	8,984,000	7,815,800	10,426,300	36,807,500
Copper produced (thousands of pounds)	21,500	19,300	16,800	27,200	84,800
Lead produced (thousands of pounds)	49,500	38,600	37,000	27,200	152,300
Zinc produced (thousands of pounds)	87,900	91,900	81,000	68,900	329,700
Average realized gold price (per ounce)	$1,297	$1,296	$1,265	$1,203	$1,264
Average London spot gold price (per ounce)	$1,294	$1,289	$1,282	$1,201	$1,266
Total cash costs – by-product (per gold ounce) (4)	$482	$464	$590	$582	$531
Total cash costs – co-product (per gold ounce) (5)	$655	$641	$678	$665	$661
All-in sustaining costs (per gold ounce)	$827	$853	$1,067	$1,043	$949
Adjusted net earnings	$200	$154	$66	$48	$468
Adjusted operating cash flow	$272	$369	$392	$329	$1,362
Including discontinued operations (2)
Gold produced (ounces)	679,900	648,700	651,700	890,900	2,871,200
Gold sold (ounces) (1)	684,000	639,500	641,400	707,900	2,672,800
Total cash costs – by-product (per gold ounce) (4)	$507	$470	$597	$589	$542
Total cash costs – co-product (per gold ounce) (5)	$673	$643	$682	$669	$668
All-in sustaining costs (per gold ounce)	$840	$852	$1,066	$1,035	$949
Adjusted net earnings	$209	$164	$70	$55	$498
Adjusted operating cash flow	$281	$376	$399	$337	$1,393

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

	2013
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)	$946	$836	$871	$956	$3,609
Earnings (loss) from operations and associates	$300	$(2,451)	$(7)	$(124)	$(2,282)
Net earnings (loss) from continuing operations (2)	$293	$(1,946)	$(3)	$(1,001)	$(2,657)
Net earnings (loss) from discontinued operations (2)	$16	$12	$8	$(88)	$(52)
Net earnings (loss)	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) attributable to shareholders of Goldcorp	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) from continuing operations per share(2)
– Basic	$0.36	$(2.40)	$—	$(1.23)	$(3.27)
– Diluted	$0.32	$(2.40)	$—	$(1.23)	$(3.27)
Net earnings (loss) per share
– Basic	$0.38	$(2.38)	$0.01	$(1.34)	$(3.34)
– Diluted	$0.33	$(2.38)	$—	$(1.34)	$(3.34)
Cash flows from operating activities of continuing operations (1)(2)	$268	$66	$256	$296	$886
Cash flows from operating activities including discontinued operations (1)(2)	$294	$80	$274	$307	$955
Dividends paid	$122	$121	$122	$121	$486
Cash and cash equivalents	$1,463	$899	$972	$625	$625
Total assets	$32,632	$30,029	$29,933	$29,564	$29,564
Non-current liabilities	$8,323	$7,808	$6,995	$7,773	$7,773

	2013
Key performance measures (3)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces) (2)	570,400	607,300	595,200	730,000	2,502,900
Gold sold (ounces) (1)(2)	552,200	586,100	608,500	687,200	2,434,000
Silver produced (ounces)	5,633,400	7,180,000	7,744,600	9,768,100	30,326,100
Copper produced (thousands of pounds)	18,800	21,600	21,400	28,800	90,600
Lead produced (thousands of pounds)	29,100	35,400	41,000	53,600	159,100
Zinc produced (thousands of pounds)	52,000	70,100	76,300	80,900	279,300
Average realized gold price (per ounce)	$1,622	$1,357	$1,341	$1,254	$1,385
Average London spot gold price (per ounce)	$1,631	$1,414	$1,327	$1,272	$1,410
Total cash costs – by-product (per gold ounce) (4)	$543	$631	$523	$437	$529
Total cash costs – co-product (per gold ounce) (5)	$698	$699	$688	$625	$672
All-in sustaining costs (per gold ounce)	$1,113	$1,208	$969	$784	$1,008
Adjusted net earnings	$237	$105	$182	$76	$600
Adjusted operating cash flow	$369	$372	$358	$428	$1,527
Including discontinued operations (2)
Gold produced (ounces)	614,600	646,000	637,100	768,900	2,666,600
Gold sold (ounces) (1)	595,100	624,300	652,100	725,700	2,597,200
Total cash costs – by-product (per gold ounce) (4)	$565	$646	$551	$467	$553
Total cash costs – co-product (per gold ounce) (5)	$710	$713	$706	$645	$687
All-in sustaining costs (per gold ounce)	$1,134	$1,227	$995	$810	$1,031
Adjusted net earnings	$253	$117	$190	$74	$634
Adjusted operating cash flow	$400	$388	$374	$439	$1,601

(1)	Excludes pre-commissioning sales ounces from Cerro Negro and Éléonore as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

24  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(2)

The Company’s 100% interest in Wharf and 66.7% interest in Marigold are classified as discontinued operations for the year ended December 31, 2014. The comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(3)

The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(5)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15).

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS – Three months ended December 31, 2014 compared to the three months ended September 30, 2014

The net loss attributable to shareholders of Goldcorp for the fourth quarter of 2014 was $(2,396) million, or $(2.94) per share, compared to a net loss attributable to shareholders of Goldcorp of $(44) million, or $(0.05) per share, for the third quarter of 2014. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended December 31, 2014 was impacted by the following factors:

•

Revenues decreased by $4 million, primarily due to a $22 million decrease in lead and zinc revenues, net of refining charges, at Peñasquito and a $19 million decrease in silver revenues, partially offset by a $36 million increase in gold revenues. The decrease in revenues resulted primarily from the decline in commodity prices during the fourth quarter of 2014 and lower sales volumes for silver and lead, partially offset by higher sales volumes for gold compared to the third quarter of 2014;

•

Production costs increased by $66 million, or 13%, due to revisions in estimates at the Company’s inactive and closed mines during the fourth quarter of 2014 resulting in a $56 million increase in reclamation and closure costs; a $31 million reduction of the carrying value of the heap leach ore inventory at Los Filos to net realizable value recognized during the fourth quarter of 2014; higher consumable and site costs; and lower capitalized stripping costs at Peñasquito during the fourth quarter of 2014; partially offset a $41 million reduction of the carrying value of the low-grade stockpile at Peñasquito to net realizable value recognized during the third quarter of 2014; and favourable foreign exchange movements;

•	Depreciation and depletion increased by $24 million, or 13%, due to higher overall sales volumes;

•

The Company’s share of net earnings of associates increased by $10 million from the prior quarter primarily due to a $20 million increase in the Company’s share of net earnings of Alumbrera, partially offset by a $5 million decrease in the Company’s share of net earnings of Pueblo Viejo;

•

An impairment of mining interests and goodwill of $2,980 million ($2,300 million, net of tax) was recognized against the carrying amount of the Cerro Negro project in the fourth quarter of 2014. An impairment of mining interests of $19 million ($13 million, net of tax) was recognized against the carrying amount of the El Sauzal mine in the third quarter of 2014;

•

Corporate administration, excluding share-based compensation expense, was $46 million, which was comparable to the prior quarter. Share-based compensation expense of $13 million for the fourth quarter of 2014 decreased by $6 million compared to the prior quarter due to a decrease in the fair value of the Company’s performance share units;

•

A $34 million loss on derivatives in the fourth quarter of 2014 comprised of a loss on foreign currency, heating oil, copper, lead, and zinc contracts. A $14 million net loss on derivatives in the third quarter of 2014 comprised of a $14 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts; and a $1 million realized loss on the Silver Wheaton silver contract which was settled during the third quarter of 2014; partially offset by a $1 million gain on the conversion feature of the Convertible Notes which was repaid upon maturity during the third quarter of 2014;

•	Finance costs decreased by $6 million from the prior quarter primarily due to an increase in interest expense eligible for capitalization to the Company’s development projects; and

•	Income tax recovery for the three months ended December 31, 2014 totaled $625 million (three months ended September 30, 2014 – income tax expense of $83 million) and was impacted by:

•

A $105 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $85 million foreign exchange loss for the third quarter of 2014;

•	During the fourth quarter of 2014 a deferred income tax recovery of $680 million arising on the impairment of mining interests and goodwill;

•

After adjusting for the above noted items, the non-deductible share-based compensation expense, and the impairment of mining interests and goodwill from loss before taxes, the income tax recovery for the fourth quarter of 2014 was primarily a result of a higher tax benefit of inflationary adjustments in Mexico for the fourth quarter of 2014, partially offset by lower tax deductible foreign exchange losses on US dollar denominated debt in Argentina.

Adjusted net earnings amounted to $55 million, or $0.07 per share (1), for the three months ended December 31, 2014, compared to $70 million, or $0.09 per share, for the third quarter of 2014. Compared to the prior quarter, adjusted net earnings was impacted by lower silver, lead and zinc revenues as a result of a decline in commodity prices during the fourth quarter of 2014 and lower sales volumes for silver and lead and higher depreciation and depletion, partially offset by higher gold revenues as a result of higher gold sales volumes and lower production costs.

26  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Total cash costs (by-product) were $589 per gold ounce (2), in the fourth quarter of 2014, as compared to $597 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to higher gold sales volume, partially offset by lower by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 55 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Year ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by- product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$529	414,400	418,300	$1,262	$569	$934
	2013	$684	493,000	487,300	$1,400	$531	$880
Porcupine	2014	379	300,000	299,400	1,262	647	906
	2013	407	291,900	292,000	1,390	717	1,034
Musselwhite	2014	354	278,300	279,200	1,265	629	811
	2013	353	256,300	253,700	1,390	760	1,088
Peñasquito	2014	1,432	567,800	561,700	1,266	388	813
	2013	1,148	403,800	389,700	1,335	440	914
Los Filos	2014	326	258,700	257,500	1,265	796	993
	2013	457	332,400	325,900	1,396	623	1,002
El Sauzal	2014	49	37,700	37,200	1,289	1,440	1,666
	2013	113	80,600	80,800	1,379	853	915
Marlin	2014	367	186,500	183,800	1,262	384	862
	2013	447	202,200	204,600	1,393	195	628
Alumbrera (1)	2014	386	120,100	113,300	1,248	145	609
	2013	388	117,500	103,600	1,365	(148)	565
Pueblo Viejo (1)	2014	575	443,400	430,400	1,268	462	608
	2013	431	325,200	296,400	1,397	534	750
Cerro Negro (5)	2014	—	152,100	—	—	—	—
	2013	—	—	—	—	—	—
Éléonore (5)	2014	—	18,300	—	—	—	—
	2013	—	—	—	—	—	—
Other (3)	2014	—	—	—	—	—	111
	2013	—	—	—	—	—	107
Total – continuing operations	2014	$4,397	2,777,300	2,580,800	$1,264	$531	$949
	2013	$4,428	2,502,900	2,434,000	$1,385	$529	$1,008
Wharf (4)	2014	94	72,100	70,100	1,254	770	870
	2013	78	56,200	55,500	1,383	924	1,165
Marigold (4)	2014	28	21,800	21,900	1,289	1,117	1,207
	2013	151	107,500	107,700	1,404	914	1,503
Total – including discontinued operations	2014	$4,519	2,871,200	2,672,800	$1,264	$542	$949
	2013	$4,657	2,666,600	2,597,200	$1,385	$553	$1,031

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)

For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the “Other” category. These costs are not allocated to

28  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

the individual mine sites as the Company measures its operations’ performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company’s consolidated gold sales ounces.

(4)

The Company’s 100% interest in Wharf and 66.7% interest in Marigold are classified as discontinued operations for the year ended December 31, 2014. The 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(5)

Gold produced represents pre-commercial production ounces from Cerro Negro and Éléonore. However, revenues and gold sold are excluded as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by- product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$156	130,300	128,700	$1,208	$493	$809
	2013	$151	128,000	121,400	$1,243	$500	$822
Porcupine	2014	116	90,400	95,700	1,210	591	857
	2013	107	78,900	84,300	1,265	671	907
Musselwhite	2014	98	73,100	81,100	1,208	619	779
	2013	99	74,600	78,200	1,270	675	883
Peñasquito	2014	285	141,100	126,100	1,184	728	1,472
	2013	348	141,700	135,700	1,222	102	473
Los Filos	2014	76	65,900	63,400	1,203	1,194	1,369
	2013	113	94,000	88,800	1,263	637	860
El Sauzal (6)	2014	1	900	100	1,099	—	—
	2013	27	21,300	21,200	1,269	850	880
Marlin	2014	103	52,300	53,800	1,208	273	703
	2013	111	52,800	54,700	1,260	159	515
Alumbrera (1)	2014	94	41,700	33,900	1,189	(282)	89
	2013	95	34,000	24,900	1,249	(558)	37
Pueblo Viejo (1)	2014	126	117,900	98,300	1,215	477	630
	2013	103	104,700	78,000	1,278	592	688
Cerro Negro (5)	2014	—	133,100	—	—	—	—
	2013	—	—	—	—	—	—
Éléonore (5)	2014	—	18,300	—	—	—	—
	2013	—	—	—	—	—	—
Other (3)	2014	—	—	—	—	—	111
	2013	—	—	—	—	—	72
Total – continuing operations	2014	$1,055	865,000	681,100	$1,203	$582	$1,043
	2013	$1,154	730,000	687,200	$1,254	$437	$785
Wharf (4)	2014	32	25,900	26,800	1,195	772	832
	2013	14	10,800	10,600	1,266	1,092	1,411
Marigold (4)	2014	—	—	—	—	—	—
	2013	35	28,100	27,900	1,258	969	1,216
Total – including discontinued operations	2014	$1,087	890,900	707,900	$1,203	$589	$1,035
	2013	$1,203	768,900	725,700	$1,254	$467	$810

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)

For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the “Other” category. These costs are not allocated to the individual mine sites as the Company measures its operations’ performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company’s consolidated gold sales ounces.

(4)

The Company’s 100% interest in Wharf and 66.7% interest in Marigold are classified as discontinued operations for the year ended December 31, 2014. The 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(5)	Gold produced represents pre-commercial production ounces from Cerro Negro and Éléonore. However, sales and sales related revenues are excluded as they are credited against capitalized project costs.

(6)

As a result of attempts to continue mining activities at El Sauzal during the fourth quarter of 2014 following the identification of the pit wall instability in the third quarter of 2014, incidental costs were incurred and gold ounces produced. While these costs have been included in the 2014 annual all-in sustaining and by-product cash costs, the fourth quarter impacts are not separately disclosed.

30  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore milled (1)	175,100	157,700	164,400	186,900	684,100	786,900
Average mill head grade (grams/tonne)	16.66	18.77	20.80	21.52	19.47	20.33
Average recovery rate	95%	96%	97%	96%	96%	95%
Gold (ounces)
– Produced (1)	95,000	89,500	99,600	130,300	414,400	493,000
– Sold	101,200	89,800	98,600	128,700	418,300	487,300
Average realized gold price (per ounce)	$1,294	$1,300	$1,265	$1,208	$1,262	$1,400
Total cash costs – by-product (per ounce)	$625	$656	$533	$493	$569	$531
All-in sustaining costs (per ounce)	$954	$1,066	$955	$809	$934	$880
Mining cost per tonne	$223.17	$245.61	$219.09	$195.29	$220.00	$233.36
Milling cost per tonne	$48.73	$51.38	$46.97	$44.21	$47.69	$47.37
Financial Data
Revenues	$131	$117	$125	$156	$529	$684
Depreciation and depletion	$27	$26	$28	$35	$116	$107
Earnings from operations	$40	$31	$41	$56	$168	$309
Expenditures on mining interests (2)	$54	$56	$65	$58	$233	$233

(1)	Included in tonnes of ore milled and gold ounces produced for the fourth quarter of 2014 are 900 tonnes and 200 ounces, respectively, from the Company’s Cochenour gold project.

(2)	Expenditures on mining interests includes expenditures incurred at the Company’s Cochenour gold project of $76 million.

Gold production for 2014 of 414,400 ounces was 78,600 ounces, or 16%, lower than 2013 due to 13% lower mill throughput and 4% lower grade. Tonnes were lower than anticipated due to lower production from remnant pillar mining and the focus on maximizing cash flow through mining higher margin ounces at the Campbell Complex. In addition, fewer tonnes were obtained from the High Grade Zone as a result of lower stope availability due to issues with long hole drilling, seismicity, and ground conditions which caused sequencing issues and delayed production in the Foot Wall Zone. The lower grades were attributable to back filling delays, which deferred the mining of higher grade material in the Upper Red Lake Zone.

All-in sustaining costs for 2014 were $934 per ounce and include by-product cash costs of $569 per ounce, which were $54 per ounce and $38 per ounce higher compared to 2013, respectively. The 6% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($146 per ounce) and higher exploration expenditures ($13 per ounce), partially offset by a weaker Canadian dollar ($60 per ounce), lower sustaining capital expenditures ($32 per ounce), and lower operating costs ($13 per ounce). The increase in exploration expenditures was attributable to an increase in exploration activity at HG Young during 2014 where five drills are currently on site. The decreases in operating costs and sustaining capital expenditures were attributable to a decrease in employee and long hole drilling contractor costs due to continued O4E initiatives ($6 million) and less costs being incurred in 2014 on the borehole hoist project, respectively.

Gold production for the fourth quarter of 2014 was 30,700 ounces, or 31%, higher than the third quarter of 2014 due to 14% higher mill throughput and 3% higher grades. The higher tonnage was provided by the newly developed mining areas in the Upper Red Lake and Footwall Zones combined with operational improvement initiatives and long hole mining in the High Grade Zone. Higher grades were provided by the Sulphide, Upper Red Lake, and Campbell Zones as a result of mine sequencing and improved dilution control.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $146 per ounce and $40 per ounce lower than the third quarter of 2014, respectively. The 15% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($225 per ounce), a weaker Canadian dollar ($17 per ounce), and lower sustaining capital expenditures ($12 per ounce), partially offset by higher operating costs ($92 per ounce) and higher exploration expenditures ($16 per ounce). The increase in operating costs was attributable to an increase in employee and contractor costs ($6 million), consumables and maintenance parts ($3 million), site costs due to a one time health care donation in the fourth quarter of 2014 ($2 million), and energy costs ($1 million). The increase in exploration expenditures was attributable to an increase in exploration activity at HG Young during the fourth quarter of 2014.

Red Lake gold mines’ proven and probable gold reserves totaled 2.06 million ounces at December 31, 2014, compared to 2.55 million ounces at December 31, 2013, due primarily to mining depletion. During 2014, drilling continued at the High Grade Zone. In addition, exploration drilling

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

from surface focused on the HG Young discovery resulting in numerous high grade intercepts and extension of the strike length. HG Young can be developed from the Campbell Complex infrastructure to the south and rehabilitation on the 14 Level at the Campbell Complex has now been completed. This rehabilitation will provide access for exploration development and diamond drilling from underground beginning in early 2015. Exploration continued on the NXT Zone, R Zone, Footwall Zone, and the PLM Zone throughout 2014 where numerous significant results have been returned.

On January 30, 2015, the Company announced it had signed a Collaboration Agreement with the Wabauskang First Nations which paves the way for long-term economic benefits for the northwestern Ontario First Nations and provides a framework for strengthened collaboration in the development and operations of the Red Lake Gold Mines.

32  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore milled	867,700	1,081,400	1,123,600	1,094,100	4,166,800	4,231,700
Hoyle Pond underground (tonnes)	71,000	55,200	73,300	122,000	321,500	349,000
Hoyle Pond underground (grams/tonne)	16.30	16.82	13.84	15.86	15.47	13.86
Dome underground (tonnes)	103,500	125,500	111,800	120,500	461,300	475,100
Dome underground (grams/tonnes)	5.44	4.96	4.05	4.36	4.48	4.36
Hollinger Open Pit (tonnes)	—	25,700	93,800	59,000	178,500	—
Hollinger Open Pit (grams/tonnes)	—	1.15	1.26	1.22	1.31	—
Stockpile (tonnes)	693,200	875,000	844,700	792,600	3,205,500	3,407,600
Stockpile (grams/tonne)	0.77	0.99	1.07	0.77	0.81	0.81
Average mill head grade (grams/tonne)	2.60	2.19	2.22	2.82	2.45	2.28
Average recovery rate	93%	93%	92%	91%	92%	94%
Gold (ounces)
– Produced	66,500	68,800	74,300	90,400	300,000	291,900
– Sold	65,700	69,600	68,400	95,700	299,400	292,000
Average realized gold price (per ounce)	$1,287	$1,302	$1,272	$1,210	$1,262	$1,390
Total cash costs – by-product (per ounce)	$701	$658	$663	$591	$647	$717
All-in sustaining costs (per ounce)	$945	$895	$946	$857	$906	$1,034
Mining cost per tonne	$127.65	$121.54	$119.89	$93.96	$114.03	$120.54
Milling cost per tonne	$8.76	$7.44	$8.72	$7.31	$8.03	$8.83
Financial Data
Revenues	$85	$91	$87	$116	$379	$407
Depreciation and depletion	$13	$12	$11	$18	$54	$56
Earnings from operations (1)	$27	$21	$31	$13	$92	$163
Expenditures on mining interests	$19	$18	$19	$24	$80	$96

(1)

Earnings from operations for the three months ended December 31, 2014 and June 30, 2014 were impacted by an increase in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines’ closed sites of $28 million and $11 million, respectively (year ended December 31, 2013 – a reduction of $25 million).

Porcupine consists of four mining operations, Hoyle Pond, Dome, Stockpile, and Hollinger, all which feed the Dome processing facility. Hollinger open pit commenced pre-stripping activities during the second quarter of 2014.

Gold production for 2014 of 300,000 ounces was 8,100 ounces, or 3%, higher than 2013 due to 7% higher grades, partially offset by 2% lower tonnage. The Hoyle Pond underground operation experienced 12% higher grades as the mine focused on the high grade VAZ ore, partially offset by 8% lower tonnes due to the shutdown of the #1 Winze for repairs during the first and second quarters of 2014. These repairs were completed on July 19, 2014. The Dome underground operation provided tonnage and grades that were comparable to 2013. As a result of its pre-stripping activities, Hollinger open pit provided 178,500 tonnes of ore to the mill in 2014 and with the introduction of the higher grade feed from Hollinger, the Surface Stockpile tonnes processed decreased 6% from 2013.

All-in sustaining costs for 2014 were $906 per ounce and include by-product cash costs of $647 per ounce, which were $128 per ounce and $70 per ounce lower compared to 2013, respectively. The 12% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to a weaker Canadian dollar ($55 per ounce), lower sustaining capital expenditures ($47 per ounce), higher gold production ($25 per ounce), and lower operating costs ($13 per ounce), partially offset by higher reclamation accretion expenses ($12 per ounce). The decrease in operating costs was primarily due to lower employee costs resulting from lower overall manpower levels during 2014 ($11 million), partially offset by higher contractor costs for development work at the underground operations ($5 million) and higher power costs ($2 million). The decrease in sustaining capital expenditures was primarily the result of timing of underground projects ($13 million).

Gold production for the fourth quarter of 2014 was 16,100 ounces, or 22%, higher than the third quarter of 2014 due to 27% higher grades, partially offset by 3% lower tonnage. Grades were higher than prior quarter primarily due to ore development on numerous higher grade VAZ veins in the Hoyle Pond underground operation.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $89 per ounce and $72 per ounce lower than the third quarter of 2014, respectively. The 9% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($269) and a weaker Canadian dollar ($17 per ounce), partially offset by higher operating costs ($124 per ounce) and higher sustaining capital expenditures ($73 per ounce). The increase in operating costs was primarily due to an increase in the performance incentive program which increased labour costs ($2 million), an increase in consumables ($4 million), an increase in mine development contractors ($2 million), and costs associated with the RDA entered into during the fourth quarter of 2014 ($1 million). The RDA, signed on November 24, 2014 with four First Nations communities, established a framework for continued consultation and collaboration on current and future operations in the Timmins area, including long-term benefits for the First Nations. The increase in sustaining capital expenditures was primarily due to increased component replacements and overhauls ($3 million).

Underground exploration in 2014 was focused on expanding current ore zones at Hoyle Pond, such as the high grade S veins and UP Splay Zones, and confirming and testing extensions of the TVZ Zone. Underground drilling was successful in expanding the 3766 Zone at Dome. Surface exploration continued to focus on the extension of the volcanic and sedimentary belt east of the Hoyle Pond mine as well as testing targets in the Night Hawk Lake area.

During 2014, work at the Hoyle Deep Project continued to focus on sinking the #2 Winze shaft and advancing the lateral development to complete the 1600 metre level shaft station, the 1670 metre level loading pocket, and continued advancement of the 1705 metre level decline to access the 1740 metre shaft bottom. Shaft sinking advanced a total of 520 metres during 2014 through the 1670 metre level and supporting lateral development advanced a total of 1,305 metres in 2014. Expenditures relating to the Hoyle Deep Project for 2014 totaled $31 million.

At the Hollinger open pit, over-burden and rock pre-stripping activities continued. A total of 2,168,000 tonnes of material was placed on the Control Berm during 2014 which is targeted for completion in the second quarter of 2015, a requirement for mining operations to commence 24 hours per day.

Porcupine mines contained 2.98 million ounces of proven and probable gold reserves at December 31, 2014 compared to 3.01 million ounces at December 31, 2013.

34  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore milled	332,200	313,400	263,600	312,000	1,221,200	1,391,800
Average mill head grade (grams/tonne)	7.30	7.12	7.67	7.46	7.38	5.92
Average recovery rate	96%	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	74,900	67,800	62,500	73,100	278,300	256,300
– Sold	68,800	67,000	62,300	81,100	279,200	253,700
Average realized gold price (per ounce)	$1,281	$1,292	$1,292	$1,208	$1,265	$1,390
Total cash costs – by-product (per ounce)	$643	$605	$654	$619	$629	$760
All-in sustaining costs (per ounce)	$787	$794	$897	$779	$811	$1,088
Mining cost per tonne	$85.34	$71.41	$82.17	$71.91	$77.61	$77.67
Milling cost per tonne	$15.69	$15.25	$16.01	$15.25	$15.53	$13.90
Financial Data
Revenues	$88	$87	$81	$98	$354	$353
Depreciation and depletion	$14	$15	$14	$20	$63	$53
Earnings from operations	$29	$30	$23	$29	$111	$101
Expenditures on mining interests	$9	$12	$11	$12	$44	$75

Gold production for 2014 of 278,300 ounces was 22,000 ounces, or 9%, higher than 2013 due to 25% higher grades, partially offset by 12% lower mill throughput. Higher grades were realized as a result of mining higher grade material from the Lynx Zone and the C-Block of the PQ Deeps, coupled with improved dilution and ore control which increased grades above expectations. Mill throughput was lower primarily due to more stringent ore control practices focused on delivering better quality ore to the mill and a planned maintenance shutdown during the third quarter of 2014 to perform plant and conveyor maintenance and to upgrade electrical infrastructure.

All-in sustaining costs for 2014 were $811 per ounce and include by-product cash costs of $629 per ounce, which were $277 per ounce and $131 per ounce lower compared to 2013, respectively. The 25% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($103 per ounce), higher gold production ($100 per ounce), a weaker Canadian dollar ($51 per ounce), and lower operating costs ($23 per ounce). The decrease in operating costs was primarily due to decreased contractor usage for raise development ($7 million), while the decrease in sustaining capital expenditures was primarily due to a decrease in construction projects and capital development, as planned ($29 million).

Gold production for the fourth quarter of 2014 was 10,600 ounces, or 17%, higher than the third quarter of 2014 due to 18% higher mill throughput, partially offset by 3% lower grades. The higher mill throughput was due to the 14-day planned maintenance shutdown during the third quarter of 2014. Mining in the fourth quarter of 2014 continued to focus in the higher grade areas of the Lynx Zone and PQ Deeps with a slight decrease in grade, as planned.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $118 per ounce and $35 per ounce lower than the third quarter of 2014, respectively. The 13% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($210 per ounce), lower sustaining capital expenditures ($18 per ounce), and a weaker Canadian dollar ($14 per ounce), partially offset by higher operating costs ($124 per ounce). The increase in operating costs was primarily due to increased labour associated with mine development ($4 million), increased maintenance parts, explosives, and site costs, as planned ($3 million), increased contractor costs ($2 million), and increased propane and power usage due to colder weather conditions in the fourth quarter of 2014 ($2 million).

The 2014 exploration program focused on drilling of the West Limb target to define an inferred resource and determine whether further exploration was warranted. Results by mid-year 2014 were positive enough to trigger the start of an access drift toward the West Limb to establish a drilling platform closer to the mineralized zones. Extensional drilling on the C-Block of the PQ Deeps succeeded in extending the reserve by 150 metres to the north.

Musselwhite mine contained 1.66 million ounces of proven and probable gold reserves at December 31, 2014, compared to 1.85 million ounces at December 31, 2013, due to mining depletion partially offset by increased reserves in the PQ Deeps.

GOLDCORP  |  35

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mines, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined – sulphide	10,025,400	10,280,100	8,437,600	9,172,400	37,915,500	50,612,200
Tonnes of ore mined – oxide	1,121,200	135,700	272,100	844,000	2,373,000	10,471,500
Tonnes of waste removed	33,628,000	40,595,300	38,173,700	32,778,100	145,175,100	120,194,200
Tonnes of total material moved	44,774,600	51,011,100	46,883,400	42,794,500	185,463,600	181,277,900
Ratio of waste to ore	3.0	3.9	4.4	3.3	3.6	2.0
Average head grade
Gold (grams/tonne)	0.59	0.78	0.59	0.65	0.65	0.45
Silver (grams/tonne)	32.92	30.08	23.21	21.61	26.78	23.95
Lead	0.33%	0.24%	0.23%	0.19%	0.25%	0.27%
Zinc	0.63%	0.59%	0.52%	0.52%	0.56%	0.53%
Sulphide Ore
Tonnes of ore milled	9,220,400	10,050,000	10,446,900	10,195,800	39,913,100	38,762,400
Average recovery rate
Gold	72%	74%	71%	66%	70%	66%
Silver	81%	82%	81%	75%	79%	77%
Lead	79%	77%	75%	67%	74%	73%
Zinc	80%	82%	79%	78%	80%	73%
Concentrates Produced – Payable Metal
Produced
Gold (ounces)	115,500	159,400	124,000	132,300	531,200	341,500
Silver (ounces)	7,055,100	6,758,700	5,413,300	5,648,400	24,875,500	20,763,300
Lead (thousands of pounds)	49,500	38,600	37,000	27,200	152,300	159,100
Zinc (thousands of pounds)	87,900	91,900	81,000	68,900	329,700	279,300
Lead Concentrate (DMT)	47,100	41,400	36,600	29,100	154,200	155,100
Zinc Concentrate (DMT)	85,200	90,900	78,200	73,700	328,000	267,300
Oxide Ore
Tonnes of ore processed	1,202,900	135,700	563,100	1,151,300	3,053,000	10,471,500
Produced
Gold (ounces)	14,300	8,000	5,500	8,800	36,600	62,300
Silver (ounces)	341,200	248,100	156,000	186,300	931,600	1,684,100
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	129,800	167,400	129,500	141,100	567,800	403,800
Silver (ounces)	7,396,300	7,006,800	5,569,300	5,834,700	25,807,100	22,447,400
Lead (thousands of pounds)	49,500	38,600	37,000	27,200	152,300	159,100
Zinc (thousands of pounds)	87,900	91,900	81,000	68,900	329,700	279,300
Gold Equivalent Ounces (1)	350,100	376,300	305,400	306,400	1,338,200	1,073,000

36  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	120,700	170,900	144,000	126,100	561,700	389,700
Silver (ounces)	7,118,400	7,863,400	6,439,300	5,210,700	26,631,800	21,663,900
Lead (thousands of pounds)	45,300	43,200	41,400	29,400	159,300	147,900
Zinc (thousands of pounds)	90,100	77,000	85,400	84,000	336,500	256,000
Average realized prices
Gold (per ounce)	$1,333	$1,305	$1,236	$1,184	$1,266	$1,335
Silver (per ounce) (2)	$16.73	$16.28	$14.70	$13.12	$15.40	$17.97
Lead (per pound)	$0.91	$0.97	$0.98	$0.83	$0.93	$0.97
Zinc (per pound)	$0.90	$1.00	$1.07	$0.99	$0.99	$0.87
Total Cash Costs – by-product (per ounce) (4)(7)	$179	$124	$579	$728	$388	$440
Total Cash Costs – co-product (per ounce of gold) (4)(7)	$707	$610	$819	$820	$731	$870
All-in sustaining costs (per ounce) (7)	$371	$362	$1,142	$1,472	$813	$914
Mining cost per tonne	$2.22	$2.21	$2.49	$2.82	$2.42	$2.21
Milling cost per tonne	$7.99	$7.05	$6.22	$5.92	$6.76	$7.48
General and administrative cost per tonne milled	$2.36	$2.38	$2.64	$2.55	$2.49	$2.34
Off-site cost per tonne sold (lead) (5)	$644	$842	$753	$769	$744	$673
Off-site cost per tonne sold (zinc) (5)	$352	$372	$384	$351	$358	$343

Financial Data
Revenues (2)	$362	$424	$361	$285	$1,432	$1,148
Depreciation and depletion (8)	$56	$69	$78	$67	$270	$163
Earnings (loss) from operations (2)(3)	$80	$131	$15	$(8)	$218	$(2,270)
Expenditures on mining interests (6)	$19	$56	$87	$164	$326	$233

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)

During the year ended December 31, 2013, the Company recorded impairment charges of $2,427 million before tax ($1,827 million after tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

(4)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the year ended December 31, 2014 would be $731 per ounce of gold, $10.87 per ounce of silver, $0.95 per pound of lead and $0.78 per pound of zinc (2013 – $870, $13.98, $0.78, and $0.70, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2014 would be $752 per ounce of gold, $10.28 per ounce of silver, $0.90 per pound of lead, and $0.81 per pound of zinc (2013 – $851, $12.67, $0.91, and $0.76, respectively).

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(6)	Expenditures on mining interests includes expenditures incurred at the Company’s Camino Rojo gold project.

(7)

Includes a $41 million cash reduction of the carrying value of the low-grade stockpile to net realizable value in the third quarter of 2014. Excluding the impact of the carrying value reduction, total cash costs – by-product were $292 per ounce, total cash costs – co-product were $694 per ounce, and all-in sustaining costs were $854 per ounce for the third quarter of 2014.

(8)	Depreciation and depletion in the third quarter of 2014 includes a $14 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value.

Gold production for 2014 of 567,800 ounces was 164,000 ounces, or 41%, higher than 2013 due to 44% higher gold ore grades, 6% higher metallurgical recoveries, and 3% higher mill throughput for sulphide production, partially offset by 41% lower oxide gold production, as expected.

GOLDCORP  |  37

(in United States dollars, tabular amounts in millions, except where noted)

Higher ore grades resulted from continued mining in higher grade ore benches at the bottom of Phase 4 supplemented by the processing of high grade stockpiles during 2014. Higher metallurgical recoveries were the result of plant operational improvements in the efficiency of the flotation cells operation. A mill throughput rate of 109,400 tonnes per day was achieved during 2014 as a result of improved ore fragmentation and the improved operation of the Augmented Feed Circuit and the High Pressure Grinding Roll. Waste removal was 21% higher in 2014 than 2013 as stripping activities increased in preparation for mining ore from Phase 5C and 5D of the Pit.

All-in sustaining costs for 2014 were $813 per ounce and include by-product cash costs of $388 per ounce, which were $101 per ounce and $52 per ounce lower compared to 2013, respectively. During the third quarter of 2014, the carrying value of the low-grade stockpile was reduced by $41 million to net realizable value due to improvements to the mine plan that defers processing of low-grade stockpiles to the end of the mine life and also recognizes lower anticipated recoveries from those stockpiles. Excluding the impact of the low-grade stockpile carrying value reduction, all-in sustaining costs were $740 per ounce and include by-product cash costs of $315 per ounce, which were $174 per ounce and $125 per ounce lower compared to 2013, respectively. The 19% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($879 per ounce), partially offset by lower by-product credit sales ($364 per ounce), higher operating costs ($239 per ounce), and higher sustaining capital expenditures ($102 per ounce). The increase in operating costs resulted primarily from employee and contractor headcount increases to support ongoing mine development ($30 million), increased community payments ($25 million), increased water use payments due to the one-time historical water use payments in the first quarter of 2014 ($18 million), increased fuel costs ($12 million), increased explosives costs ($9 million), increased transportation costs ($9 million), and increased royalties due to the new royalty of 0.5% of gross income derived from the sale of gold and silver, effective January 1, 2014 ($5 million). The increase in sustaining capital expenditures resulted primarily from an increase in capitalized stripping activities during 2014 ($68 million) and investment in mine equipment, partially offset by the completion of certain major construction projects in 2013.

Gold production for the fourth quarter of 2014 was 11,600 ounces, or 9%, higher than the third quarter of 2014 due to 10% higher gold ore grades and 60% higher oxide production, partially offset by 7% lower metallurgical recoveries and 2% lower mill throughput for sulphide production. Higher ore grades were primarily a result of Phase 4 high grade ore and the first sustained ore occurrences in Phase 5C. The increase in oxide gold production was due to higher oxide tonnes being leached on the pad. Metallurgical recoveries were impacted by the introduction of transitional material from Phase 5C, as planned, and lower lead ores processed during the fourth quarter of 2014.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $330 per ounce and $149 per ounce higher, than the third quarter of 2014, respectively. Excluding the impact of the low-grade stockpile carrying value reduction in the third quarter of 2014, all-in sustaining costs, including by-product cash costs, were $618 per ounce and $436 per ounce higher than the third quarter of 2014. The 72% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold sales due to timing of concentrate shipments ($349 per ounce), lower by-product credit sales ($164 per ounce), higher sustaining capital expenditures ($120 per ounce), and higher operating costs ($41 per ounce), partially offset by a weaker Mexican peso ($56 per ounce). The increase in sustaining capital expenditures was primarily attributable to an increase in expenditures associated with the NWF project ($16 million), tailings storage facilities expenditures ($4 million), and mobile equipment purchases during the fourth quarter of 2014 which will result in a decrease in contractor costs in 2015 ($5 million).

The provisional pricing impact of lower realized gold, silver, lead, and zinc prices during the fourth quarter of 2014 was negative $3 million, which primarily related to gold sales from the third quarter of 2014 that settled in the fourth quarter of 2014.

Permitting delays experienced in the first quarter of 2014 due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority deferred start-up of construction of the NWF project to mid-year 2014. Following receipt of initial permits and finalizing the remaining construction contracts, construction on the NWF project ramped up to full activity levels in the fourth quarter of 2014, with completion anticipated around mid-year 2015. Activities to address the additional regulatory requirements related to the interconnection to the existing well field continue as planned. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. Studies for the long-term tailings facility continued during 2014, with three viable options being evaluated. In addition, studies are underway to evaluate extending the existing tailings facility’s life beyond 2018.

Waste Rock Overland Conveyor System construction was completed during 2014. The transfer chutes redesign, modifications to the sizer, and improved waste material selection is expected to increase production from the current 6,500 tonnes per hour to approximately 8,000 tonnes per hour.

During 2014, Peñasquito progressed with the pre-feasibility studies on two projects to assess the potential for producing saleable copper concentrate at Peñasquito, the CEP, and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine of Peñasquito, through addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach. A US Patent for the CEP was filed during the first quarter of 2014. The pre-feasibility studies were essentially complete at the end of

38  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

2014 and the projects are expected to be integrated as they enter the feasibility study phase which is anticipated by the end of the first quarter of 2015. The feasibility study is expected to be complete in early 2016.

The 2014 drilling program ended with a total of 23,058 metres drilled, with 1,185 metres drilled during the fourth quarter of 2014. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body and is focused on a 200 metre spaced in-fill program. Exploration activities during 2014 focused on the in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show continuity of a significant sized body of copper and gold.

Peñasquito’s open pit operations contained 10.54 million ounces of proven and probable gold reserves at December 31, 2014 compared to 11.62 million ounces at December 31, 2013, principally due to mining depletion and lower grades in the Peñasco pit.

In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the SEDATU the required documents to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event the constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, Peñasquito Mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and progress continues towards a mutually beneficial resolution of the dispute.

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined	6,877,700	3,472,600	5,727,700	7,184,100	23,262,100	27,682,200
Tonnes of waste removed	10,156,600	6,608,800	10,910,200	9,685,000	37,360,600	45,805,200
Ratio of waste to ore	1.5	1.9	1.9	1.4	1.6	1.7
Tonnes of ore processed	6,834,300	3,480,200	5,722,600	7,227,200	23,264,300	28,113,300
Average grade processed (grams/tonne)	0.72	0.75	0.73	0.53	0.67	0.70
Average recovery rate (1)	49%	49%	49%	49%	49%	49%
Gold (ounces)
– Produced	80,000	48,700	64,100	65,900	258,700	332,400
– Sold	81,900	45,700	66,500	63,400	257,500	325,900
Average realized gold price (per ounce)	$1,289	$1,280	$1,281	$1,203	$1,265	$1,396
Total cash costs – by-product (per ounce)	$638	$778	$623	$1,194	$796	$623
All-in sustaining costs (per ounce)	$805	$1,077	$808	$1,369	$993	$1,002
Open-pit mining cost per tonne	$1.67	$1.65	$1.78	$1.78	$1.73	$1.73
Processing cost per tonne leached	$2.15	$2.37	$2.51	$2.30	$2.32	$2.42
Financial Data
Revenues	$106	$58	$86	$76	$326	$457
Depreciation and depletion (3)	$16	$12	$13	$22	$63	$62
Earnings (loss) from operations (2)	$37	$10	$30	$(20)	$57	$189
Expenditures for mining interests	$16	$11	$11	$13	$51	$112

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

(2)

Includes a $31 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value in the fourth quarter of 2014. Excluding the impact of the carrying value reduction, total cash costs – by-product were $708 per ounce and all-in sustaining costs were $883 per ounce for the fourth quarter of 2014.

(3)	Depreciation and depletion in the fourth quarter of 2014 includes a $10 million reduction of the carrying value of the heap leach ore inventory to net realizable value.

Gold production for 2014 of 258,700 ounces was 73,700 ounces, or 22%, lower than 2013 as a result of 17% lower ore processed and 4% lower grades. Ore processed was lower primarily due to the suspension of process operations in the second quarter of 2014 while a negotiated settlement with the Carrizalillo Ejido was being reached and a decrease in ore mined due to longer hauling distances as a result of ore placement on heap leach pad two beginning in 2014. The lower grades were primarily attributable to mining at new phases of the El Bermejal and Los Filos pits, as planned, with grades expected to increase as mining deepens into the new phases.

All-in sustaining costs for 2014 were $993 per ounce and include by-product cash costs of $796 per ounce, which were $9 per ounce lower and $173 per ounce higher compared to 2013, respectively. During the fourth quarter of 2014, the carrying value of the heap leach ore inventory was reduced by $31 million to net realizable value due to a comprehensive evaluation of the ore previously stacked on the heap leach pad. Review of the recovery model indicated that there are areas of the heap leach pad which have underperformed, likely due to a combination of inadequate operating parameters, resulting in a reduction in estimated recoverable ounces. Excluding the impact of the heap leach ore carrying value reduction, all-in sustaining costs for 2014 were $873 per ounce and include by-product cash costs of $676 per ounce, which were $129 per ounce lower and $53 per ounce higher than 2013. The 13% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($281 per ounce), lower operating costs ($111 per ounce), and a weaker Mexican peso ($5 per ounce), partially offset by lower gold production ($268 per ounce). The decrease in operating costs was primarily attributable to a decrease in reagents consumption ($8 million), labour ($7 million), maintenance costs ($6 million) and fuel costs ($3 million). The decrease in sustaining capital expenditures was primarily attributable to additional expenditures incurred in 2013 on the heap leach pad construction ($18 million), mining concession acquisitions ($16 million), and mining equipment ($15 million).

Gold production for the fourth quarter of 2014 was 1,800 ounces, or 3%, higher than the third quarter of 2014, as a result of 26% higher ore processed and 5% higher on solution processed through the ADR plant with the commissioning of the sixth train in November 2014, partially offset by 27% lower grades. The lower grades were due to increased mining at new phases of the El Bermejal and Los Filos pits during the fourth quarter of 2014.

40  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $561 per ounce and $571 per ounce higher than the third quarter of 2014, respectively. Excluding the impact of the heap leach ore carrying value reduction in the fourth quarter of 2014, all-in sustaining costs, including by-product cash costs, were $75 per ounce and $85 per ounce higher than the third quarter of 2014, respectively. The 9% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher operating costs ($57 per ounce) and lower gold sales ($40 per ounce), partially offset by lower sustaining capital expenditures ($17 per ounce) and a weaker Mexican peso ($5 per ounce). The increase in operating costs was primarily attributable to an increase in cyanide consumption and site costs ($3 million).

Construction of the next stage of the heap leach pad commenced during the third quarter of 2014 and is expected to be completed mid-2015.

In May 2014, Los Filos successfully renewed its five year occupation agreements with the Mezcala and Carrizalillo communities located adjacent to the operation. These agreements outline the Company’s social, infrastructure, environmental and labour commitments that benefit the Mezcala and Carrizalillo communities and secure access to all surface rights required for the mine’s long term plan.

Los Filos mine contained 6.77 million ounces in proven and probable gold reserves at December 31, 2014 compared to 7.95 million ounces at December 31, 2013, principally due to mining depletion and a change in cut-off with respect to sulphide ore.

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined	572,900	476,400	163,100	59,000	1,271,400	2,247,000
Tonnes of waste removed	3,062,300	3,343,700	2,584,000	600,600	9,590,600	12,738,800
Ratio of waste to ore	5.3	7.0	15.8	10.2	7.5	5.7
Tonnes of ore milled	493,300	453,700	169,700	44,400	1,161,100	1,930,800
Average mill head grade (grams/tonne)	1.16	1.21	1.20	0.67	1.17	1.40
Average recovery rate	82%	88%	91%	86%	86%	92%
Gold (ounces)
– Produced	15,100	15,600	6,100	900	37,700	80,600
– Sold	12,900	14,500	9,700	100	37,200	80,800
Average realized gold price (per ounce)	$1,277	$1,291	$1,307	$1,099	$1,289	$1,379
Total cash costs – by-product (per ounce) (1)	$994	$1,011	$2,004	$—	$1,440	$853
All-in sustaining costs (per ounce) (1)	$1,168	$1,234	$2,198	$—	$1,666	$915
Mining cost per tonne	$1.81	$1.56	$2.51	$3.83	$2.02	$1.95
Milling cost per tonne	$10.75	$13.16	$23.31	$60.90	$15.44	$12.87
Financial Data
Revenues	$17	$19	$12	$1	$49	$113
Depreciation and depletion	$4	$4	$4	$1	$13	$32
Loss from operations (1)(2)(3)	$(1)	$(1)	$(30)	$(25)	$(57)	$(22)
Expenditures on mining interests	$—	$—	$—	$—	$—	$1

(1)

As a result of attempts to continue mining activities during the fourth quarter of 2014, incidental costs were incurred and gold ounces produced. While these costs have been included in the 2014 annual all-in sustaining and by-product cash costs, the fourth quarter impacts are not separately disclosed.

(2)

During the third quarter of 2014, the Company recorded impairment charges of $19 million before tax ($13 million after tax) related to El Sauzal as a result of a decrease in recoverable ounces and associated cash flows over the remaining life of mine due to the instability conditions of the Trini Pit. During the fourth quarter of 2013, the Company recorded impairment charges of $29 million before tax ($20 million after tax) related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as it approached the end of its mine life.

(3)

Loss from operations for the three months ended December 31, 2014 was impacted by an increase in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the El Sauzal mine of $18 million.

During the third quarter of 2014, as a safety precaution, mining operations in the last phase of the mine, the Trini pit, were suspended to address movement in the highwall slope. A geotechnical team, including third party experts, assessed the potential impact of the instability on the operations and concluded that the Trini Pit could no longer be safely mined as intended. Effective January 1, 2015 reclamation activities have commenced, six months earlier than anticipated, with the closure plan expected to take two years.

El Sauzal commenced the remediation process in June 2014 as part of the activities required to support the closure of the El Sauzal mine. The significant closure activities during 2014 included contouring of the dry-stacked tailings facility, sloping of overburden dumps and re-vegetation. Engineering designs continue on water management, diversion channels, and final dumps.

Gold production for 2014 of 37,700 ounces was 42,900 ounces, or 53%, lower than 2013 due to 40% lower ore milled, 16% lower grades, and 8% lower recoveries. The lower tonnes was due to the suspension of mine operations at the end of August 2014. The lower recoveries were attributable to the presence of silica encapsulation of gold in the ore produced.

All-in sustaining costs for 2014 were $1,666 per ounce and include by-product cash costs of $1,440 per ounce, which were $751 per ounce and $587 per ounce higher compared to 2013, respectively. The 82% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($641 per ounce) and higher reclamation accretion expenses ($124 per ounce), partially offset a weaker Mexican peso ($14 per ounce).

42  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore milled	472,700	485,400	485,000	490,800	1,933,900	1,941,900
Average mill head grade (grams/tonne)
– Gold	3.15	2.88	2.98	3.41	3.11	3.33
– Silver	132	109	113	151	126	121
Average recovery rate
– Gold	97%	97%	97%	96%	97%	96%
– Silver	94%	94%	91%	92%	93%	92%
Produced (ounces)
– Gold	45,300	43,500	45,400	52,300	186,500	202,200
– Silver	1,836,000	1,584,400	1,658,000	2,216,700	7,295,100	7,045,100
– Gold Equivalent Ounces (1)	76,400	70,300	73,500	89,800	310,000	327,400
Sold (ounces)
– Gold	41,900	43,600	44,500	53,800	183,800	204,600
– Silver	1,699,900	1,579,600	1,626,500	2,301,200	7,207,200	7,081,000
Average realized price (per ounce)
– Gold	$1,300	$1,291	$1,264	$1,208	$1,262	$1,393
– Silver	$20.62	$19.78	$18.64	$16.60	$18.71	$22.82
Total cash costs – by-product (per ounce) (2)	$277	$525	$478	$273	$384	$195
Total cash costs – co-product (per ounce) (2)	$658	$770	$716	$569	$670	$613
All-in sustaining costs (per ounce)	$809	$981	$985	$703	$862	$628
Mining cost per tonne	$70.64	$75.39	$80.60	$69.88	$73.99	$65.19
Milling cost per tonne	$27.66	$25.24	$26.33	$25.60	$26.20	$27.20
Financial Data
Revenues	$89	$88	$87	$103	$367	$447
Depreciation and depletion	$35	$36	$38	$48	$157	$142
Earnings (loss) from operations	$5	$(7)	$(3)	$(1)	$(6)	$94
Expenditures on mining interests	$16	$22	$19	$21	$78	$65

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2014 would be $670 per ounce of gold and $11.39 per ounce of silver (2013 – $593 and $11.33, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2014 would be $701 per ounce of gold and $10.62 per ounce of silver (2013 – $624 and $10.44, respectively).

Gold production for 2014 of 186,500 ounces was 15,700 ounces, or 8%, lower than 2013. Silver production of 7,295,100 ounces, was 250,000 ounces, or 4%, higher than 2013. The decrease in gold production was primarily due to 7% lower ore grades, partially offset by 1% higher recoveries. The increase in silver production was due to 4% higher ore grades and 1% higher recoveries. The gold and silver grades were consistent with the mine plan that included processing the remaining lower grade material from stockpiles. Recoveries for both gold and silver increased from 2013 due to ongoing O4E initiatives. With underground mining commencing in the Cochis area in December 2013 and continued advancement deeper underground during 2014, mining cost per tonne have increased. Further, exploration is underway to potentially extend the current mine life. During 2014, exploration expenditures were $16 million, of which $10 million was expensed and $6 million was capitalized.

All-in sustaining costs for 2014 were $862 per ounce and include by-product cash costs of $384 per ounce, which were $234 per ounce and $189 per ounce higher compared to 2013, respectively. The 37% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($160 per ounce), lower by-product silver sales credits ($56 per ounce), and higher operating costs ($18 per ounce). The increase in operating costs was primarily attributable to an increase in labour and contractor costs resulting from increased contract hauling ($4 million).

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production for the fourth quarter of 2014 was 6,900 ounces, or 15%, and 558,700 ounces, or 34%, higher than the third quarter of 2014, respectively. The higher gold production was primarily attributable to 14% higher ore grades and higher tonnes milled, partially offset by lower recoveries, as planned. Silver production was higher due to 34% higher grades, higher recoveries and higher tonnes milled, as planned.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $282 per ounce and $205 per ounce lower than the third quarter of 2014, respectively. The 29% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($284 per ounce) and higher by-product silver sales credits ($29 per ounce), partially offset by higher operating costs ($25 per ounce) and higher reclamation accretion expenses ($6 per ounce). The increase in operating costs was due to increased consumable, labour, and contractor costs, partially offset by a decrease in maintenance costs ($1 million).

Marlin mine contained 0.31 million ounces of proven and probable gold reserves at December 31, 2014, compared to 0.65 million ounces at December 31, 2013, due primarily to mining depletion and a higher cut-off grade due to higher costs.

44  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined	1,409,200	1,455,100	884,500	2,600,000	6,348,800	9,544,100
Tonnes of waste removed	4,504,600	4,568,200	3,466,500	3,370,900	15,910,200	20,682,600
Ratio of waste to ore	3.2	3.1	3.9	1.3	2.5	2.2
Tonnes of ore milled	3,324,400	3,492,300	2,964,100	3,526,200	13,307,000	14,014,000
Average mill head grade
– Gold (grams/tonne)	0.42	0.34	0.34	0.47	0.39	0.37
– Copper	0.39%	0.33%	0.32%	0.39%	0.36%	0.37%
Average recovery rate
– Gold	67%	65%	70%	77%	70%	70%
– Copper	77%	74%	79%	90%	80%	79%
Produced
– Gold (ounces)	30,300	25,300	22,800	41,700	120,100	117,500
– Copper (thousands of pounds)	21,500	19,300	16,800	27,200	84,800	90,600
– Gold Equivalent Ounces (1)	79,900	69,700	61,600	104,600	315,800	318,900
Sold
– Gold (ounces)	40,500	17,300	21,600	33,900	113,300	103,600
– Copper (thousands of pounds)	32,100	13,000	18,600	20,200	83,900	78,000
Average realized price
– Gold (per ounce)	$1,293	$1,287	$1,223	$1,189	$1,248	$1,365
– Copper (per pound)	$3.09	$3.39	$2.98	$2.82	$3.05	$3.15
Total cash costs – by-product (per ounce) (2)	$106	$238	$819	$(282)	$145	$(148)
Total cash costs – co-product (per ounce) (2)	$784	$910	$1,006	$512	$781	$849
All-in sustaining costs (per gold ounce)	$433	$1,050	$1,404	$89	$609	$565
Mining cost per tonne	$3.53	$3.45	$4.36	$3.76	$3.73	$2.99
Milling cost per tonne	$5.72	$6.07	$7.28	$5.69	$6.15	$6.31
Financial Data (3)
Revenues	$146	$67	$79	$94	$386	$388
Depreciation and depletion	$7	$7	$7	$18	$39	$108
Earnings (loss) from operations (4)	$41	$10	$2	$32	$85	$(350)
Expenditures on mining interests	$9	$10	$20	$11	$50	$71

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the year ended December 31, 2014 would be $781 per ounce of gold and $2.23 per pound of copper (2013 – $809 and $2.00, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2014 would be $800 per ounce of gold and $2.24 per pound for copper (2013 – $794 and $2.07, respectively).

(3)

The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Loss and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)	During the year ended December 31, 2013, the Company recognized an impairment expense of $276 million before tax ($276 million, after tax) in respect of its investment in Alumbrera.

For the year ended December 31, 2014, the Company’s equity earnings from Alumbrera were $30 million (year ended December 31, 2013 – equity loss of $295 million). The Company received $108 million of dividends from Alumbrera during the year ended December 31, 2014 (year ended December 31, 2013 – $108 million).

GOLDCORP  |  45

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold and copper production for 2014 of 120,100 ounces and 84.8 million pounds was 2,600 ounces, or 2%, higher and 5.8 million pounds, or 6%, lower, respectively, than 2013. Gold production was comparable to the prior year as higher head grades from Phase 11 were offset by 5% lower tonnes milled. Lower copper production was due to 3% lower head grades and lower ore tonnes milled, partially offset by higher recoveries. Total material mined was 26% lower than 2013 primarily due to a geotechnical event in mid-August 2014 preventing access to the bottom pit and resulting in the suspension of mining activities for the remainder of the third quarter of 2014. One ramp was restored at the end of September 2014, re-establishing access to higher grade ore at the bottom of the pit. By October 4, 2014, access to the second ramp was also restored and full mine operations recommenced. Copper grades were lower than 2013 due to processing lower grade ore from the stockpile to supplement ore feed to mill during the third quarter of 2014.

All-in sustaining costs for 2014 were $609 per ounce and include by-product cash costs of $145 per ounce, which were $44 per ounce and $293 per ounce higher compared to 2013, respectively. The 8% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher operating costs ($1,081 per ounce), lower by-product copper sales credits ($219 per ounce), and higher reclamation accretion expenses ($80 per ounce), partially offset by a weaker Argentine Peso as a result of the devaluation in the first quarter of 2014 ($798 per ounce), higher gold production ($270 per ounce), and lower sustaining capital expenditures ($268 per ounce). The increase in operating costs was primarily attributable to the impact of in country inflation during 2014 which resulted in significant increases to labour, contractor, fuel, power, and consumables costs compared to 2013. The decrease in sustaining capital expenditures was primarily due to a decrease in capitalized stripping in 2014 ($30 million).

Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2014 was 18,900 ounces, or 83%, and 10.4 million pounds, or 62%, respectively, higher than the third quarter of 2014. Gold and copper production was higher due to higher head grades, ore tonnes milled, and recoveries. Total material mined was 37% higher than the third quarter of 2014 due to the geotechnical event in mid-August 2014 preventing access to the pit. Tonnes milled, recoveries, and grades were higher than prior quarter due to processing higher grade ore from Phase 11, which has better grindability and metallurgical recoveries.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $1,315 per ounce and $1,101 per ounce lower than the third quarter of 2014, respectively. The 94% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($1,509 per ounce), lower operating costs ($752 per ounce), and a weaker Argentine Peso ($24 per ounce), partially offset by lower by-product copper sales credits ($970 per ounce). The decrease in operating costs was primarily attributable to a decrease in maintenance costs ($8 million), YMAD royalties due to a $35 million decrease in dividends paid during the fourth quarter of 2014 ($7 million), power and fuel costs ($7 million), and labour and contractor costs ($4 million).

The provisional pricing impact of lower realized copper prices during the fourth quarter of 2014 was a negative $2 million.

In July 2014, Alumbrera terminated its option to acquire Yamana Gold Inc.’s 100% interest in the Agua Rica project in Argentina.

Goldcorp’s share of Alumbrera mine’s proven and probable gold reserves at December 31, 2014 was 0.55 million ounces, compared to 0.76 million ounces at December 31, 2013, due primarily to mining depletion and mine design re-optimization. No exploration is currently carried out at Alumbrera.

46  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined	2,541,800	2,008,600	1,599,700	955,600	7,105,700	4,492,000
Tonnes of waste removed	867,000	1,492,000	2,002,900	2,568,800	6,930,700	1,635,700
Ratio of waste to ore	0.34	0.74	1.25	2.69	0.98	0.36
Tonnes of ore processed	653,900	650,200	655,600	725,200	2,684,900	1,771,700
Average grade (grams/tonne)
– Gold	5.52	5.47	5.72	5.42	5.53	6.14
– Silver	29.0	28.6	33.9	35.0	31.7	42.4
Average recovery rate
– Gold	92%	94%	93%	93%	93%	93%
– Silver	58%	66%	49%	55%	57%	37%
Produced
– Gold (ounces)	106,200	107,100	112,200	117,900	443,400	325,200
– Silver (ounces)	349,100	392,800	354,800	445,100	1,541,800	833,600
– Gold Equivalent Ounces (1)	112,100	113,700	118,200	125,500	469,500	340,000
Sold
– Gold (ounces)	115,100	105,600	111,400	98,300	430,400	296,400
– Silver (ounces)	379,400	365,100	388,600	375,600	1,508,700	715,800
Average realized price
– Gold (per ounce)	$1,287	$1,286	$1,280	$1,215	$1,268	$1,397
– Silver (per ounce)	$20.65	$19.50	$20.12	$16.74	$19.26	$23.87
Total cash costs – by-product (per ounce) (2)	$493	$438	$438	$477	$462	$534
Total cash costs – co-product (per ounce) (2)	$532	$478	$481	$509	$500	$549
All-in sustaining costs (per gold ounce)	$628	$618	$559	$630	$608	$750
Mining cost per tonne	$2.64	$2.38	$3.55	$3.01	$2.90	$4.41
Milling cost per tonne	$55.41	$56.23	$61.68	$59.80	$58.32	$77.76
Financial Data (3)
Revenues	$156	$143	$150	$126	$575	$431
Depreciation and depletion	$25	$28	$29	$24	$106	$51
Earnings from operations	$66	$71	$60	$45	$242	$205
Expenditures on mining interests	$12	$16	$12	$14	$54	$98

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the year ended December 31, 2014 would be $500 per ounce of gold and $8.30 per ounce of silver (2013 – $566 and $10.62, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2014 would be $503 per ounce of gold and $7.60 per ounce of silver (2013 – $568 and $9.71, respectively).

(3)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Loss and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the year ended December 31, 2014, the Company’s equity earnings from Pueblo Viejo were $91 million (year ended December 31, 2013 – equity loss of $66 million). The increase in equity earnings was primarily a result of the $183 million charge recognized during the year ended December 31, 2013 as a result of the amendments to the Special Lease Agreement with the Dominican Republic reached in the third quarter of 2014.

GOLDCORP  |  47

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo achieved record gold and silver production in 2014. Goldcorp’s share of Pueblo Viejo’s gold and silver production for 2014 of 443,400 ounces and 1,541,800 ounces was 118,200 ounces, or 36%, and 708,200 ounces, or 85%, respectively, higher than 2013. Gold production was higher due to 52% higher tonnes processed partially offset by 10% lower gold head grades. Silver production was higher due to higher tonnes processed and 54% higher silver recoveries, partially offset by 25% lower silver head grades. Tonnes processed were higher due to completion of the autoclave modifications in the second half of 2013 that provided less downtime and the autoclaves reaching name plate capacity during the third quarter of 2014. Head grades for both gold and silver were lower due to depletion of the high grade stockpile and processing of the lower grade sulfur stockpile built up during construction, which is consistent with the mine plan. The higher silver recoveries resulted from modifications to the heat exchangers in autoclaves 150 and 250 that increased lime boil temperatures.

All-in sustaining costs for 2014 were $608 per ounce and include by-product cash costs of $462 per ounce, which were $142 per ounce and $72 per ounce lower compared to 2013, respectively. The 19% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($252 per ounce), lower sustaining capital expenditures ($20 per ounce), and higher by-product silver sales credits ($11 per ounce), partially offset by higher operating costs ($122 per ounce) and higher reclamation accretion expenses ($19 per ounce). The increase in operating costs was primarily attributable to higher maintenance costs as a result of the autoclave and mill work performed during 2014 ($13 million), consumable costs ($13 million), labour and contractor costs ($13 million), and site and fuel costs ($11 million).

Goldcorp’s share of Pueblo Viejo’s gold and silver production for the fourth quarter of 2014 was 5,700 ounces, or 5%, and 90,300 ounces, or 25%, respectively, higher than the third quarter of 2014. Gold production was higher due to 11% higher tonnes processed, partially offset by 5% lower gold head grades. Silver production was higher due to 12% higher recoveries, 3% higher head grades, and higher tonnes processed. Silver recoveries were higher in the fourth quarter of 2014 following completion of the repairs to the lime boil tanks that were off line during the third quarter of 2014 due to scaling issues.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $71 per ounce and $39 per ounce higher than the third quarter of 2014, respectively. The 13% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold sales volume ($85 per ounce), higher sustaining capital expenditures ($27 per ounce), and lower by-product silver sales credits ($6 per ounce), partially offset by lower operating costs ($35 per ounce) and lower reclamation accretion expenses ($12 per ounce).

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 24, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (“Trial Court”) on procedural grounds. On January 27, 2015, the Trial Court granted PVDC’s motion to suspend action pending receipt of the litigation file from the Administrative Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo mine at December 31, 2014 were 6.21 million ounces, compared to 6.46 million ounces at December 31, 2013.

48  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2014, Cerro Negro contained 5.26 million ounces of proven and probable gold reserves compared to 5.74 million ounce at December 31, 2013, due to higher cut-off grades resulting from higher costs.

Following first gold on July 25, 2014, commercial production of Cerro Negro was declared on January 1, 2015 at an initial capital cost of approximately $1.7 billion. Ore feed was introduced at the process plant on July 15, 2014 resulting in 2014 gold production of 152,100 ounces with the mill successfully operating for extended periods of time at the designed rate of 4,000 tonnes per day. Gold production is expected to be between 425,000 and 475,000 ounces in 2015.

Infrastructure and Construction

Overall EPCM was completed during 2014, with construction continuing on certain facilities and infrastructure not considered critical to the achievement of commercial production. Key activities in 2014 included:

•	Construction of processing facility complete;

•

Construction of the high voltage power line and the ET Aike Substation, which connects the Cerro Negro Substation to the national grid, completed, and commissioning by Transpa, the Argentine power transportation authority, complete;

•

Construction of the Cerro Negro Substation complete. Energization of the Cerro Negro and ET Aike Substations and permanent power from the national grid achieved on February 2, 2015, following completion of commissioning by Transpa;

•	Completion of commissioning of the tailings line, tailings storage facility, and water recovery system; and

•	The 18 km haul road and the Primary Crusher Station and Delivery System were turned over to the operations team.

Ore Processing

With ore processing commencing on July 15, 2014 and first gold produced on July 25, 2014, Cerro Negro achieved production of 152,100 ounces of gold during 2014. Tonnes processed consisted of ore available from the stockpiles built during development and production mining at Eureka.

Processing Data	Q3	Q4	Total 2014
Tonnes of ore milled	84,900	290,300	375,200
Average mill head grade (grams/tonne)
– Gold	12.48	15.15	14.54
– Silver	272.5	288.7	285.0
Average recovery rate
– Gold	88%	92%	91%
– Silver	55%	71%	67%
Produced (ounces) (1)
– Gold	19,000	133,100	152,100
– Silver	233,700	1,929,800	2,163,500
Sold (ounces) (1)
– Gold	—	36,900	36,900
– Silver	—	495,100	495,100
Average realized price (per ounce)
– Gold	—	1,204	1,204
– Silver	—	16.33	16.33
Financial Data
Sales revenues credited to mining interests (1)	—	53	53

GOLDCORP  |  49

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Production represents pre-commerical production ounces with costs incurred, net of proceeds from sales during the fourth quarter of 2014, credited against capitalized project costs.

Mine Development

In January 2014, the underground mine began transitioning from contractor development mining to in-house mining and development. Although this transition temporarily reduced development metres, once completed in the second quarter of 2014, productivity improved significantly through the remainder of 2014.

Production mining at Eureka continued through 2014, while production mining at Mariana Central is expected to commence in the first quarter of 2015 from the first high grade stopes. The small surface mining operation started in the fourth quarter of 2013 as a supplement to underground ore production continued during 2014 with surface diamond drilling expanding the potential for this surface mining to continue to provide mill ore tonnes. Total mined tonnes, grades, and inventory levels of all ore stockpiles were as follows:

		Three Months Ended
Cerro Negro Production and Surface Stockpile	December 31 2014	September 30 2014	June 30 2014	March 31 2014	December 31 2013	Cumulative Project to date	Tonnes of ore milled at December 31, 2014	Surface Stockpile at December 31, 2014
Tonnes	156,000	93,100	121,900	125,200	127,500	781,100	375,200	405,900
Average grade
(grams/tonne)
– Gold	8.12	9.28	7.39	8.27	8.24	9.05	14.54	5.31
– Silver	146.5	168.7	105.1	132.7	146.7	162.0	285.0	84.3

Total underground development at Eureka and Mariana Central during 2014 was 8,316 metres, 8% higher compared to 7,702 metres in 2013 as a result of the transition from contractor development mining to in-house mining and development. At Mariana Norte, development remained suspended during 2014 due to mine sequencing and labour availability. A training program for new miners is underway and development is expected to resume in late 2015. Development activity during 2014 was as follows:

		Three Months Ended
Development Area (Metres)	December 31 2014	September 30 2014	June 30 2014	March 31 2014	December 31 2013	Cumulative Project to date
Eureka	1,422	1,194	1,355	626	966	16,714
Mariana Central	1,054	1,137	1,053	475	684	6,289
Mariana Norte	—	—	—	—	9	1,224
Total	2,476	2,331	2,408	1,101	1,659	24,227

Exploration

Exploration activity was suspended in the third quarter of 2013 and remained suspended through the third quarter of 2014. Surface resource confirmation drilling, intended to support future development at Bajo Negro and Vein Zone, resumed in the fourth quarter of 2014.

Capital Expenditures

As a result of the restrictions on importation of goods and services and limitations on the exchange of Argentine pesos into US dollars, coupled with the continuing inflationary environment in the country, the operations at Cerro Negro have been negatively impacted. Additionally, the market valuations of future exploration potential have declined. As a result, through the Company’s annual goodwill impairment testing and life of mine planning processes an after-tax asset impairment of $2,300 million was recognized in the fourth quarter of 2014 against the carrying value of Cerro Negro of which $975 million and $1,325 million were applied to goodwill and mining interests, respectively.

At December 31, 2014, total project expenditures and future commitments were $1,670 million, excluding exploration, of which $1,650 million is spent and $20 million is committed. Capital expenditures, including deposits on mining interests and net of capitalized interest, for the three months ended December 31, 2014 were $106 million (twelve months ended December 31, 2014 – $538 million).

50  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2014 were 4.98 million ounces compared to 4.03 million ounces at December 31, 2013. The 2014 exploration program ended successfully with the transfer of 0.98 million ounces to reserves from inferred resources. Gold production from Éléonore, following ramp up to full production (currently expected to be the first half of 2018), is expected to be between 500,000 and 600,000 ounces per year.

Ore feed was introduced at the process plant on September 22, 2014 and first gold was produced from the gravity circuit on October 1, 2014. Commercial production is now expected late in the first quarter of 2015 due to design issues during ramp-up. The initial project capital estimate at Éléonore has been revised to a range between $2.0 billion and $2.1 billion from $1.9 billion primarily due to the delay of commercial production by approximately three months to late in the first quarter of 2015.

Engineering and Construction

Overall EPCM surface construction was completed in October 2014 resulting in the completion of the EPCM service contracts in the fourth quarter of 2014. Certain activities pertaining to technical site support on remaining construction and completion of corrective work on deficiencies identified will occur in 2015. Key activities in 2014 included:

•	Completed construction of the processing plant;

•	Completed the tailings management facility and the pumping station;

•	Completed construction of administration building, garage, warehouse, and site services;

•	Completed commissioning of the Industrial Water Treatment Plant to its design capacity of 26,000 cubic metres per day;

•	Completed construction of the 25 kV electrical lines; and

•	Resumed construction of the permanent cafeteria and commenced construction of the services and recreational infrastructure for completion in the first quarter of 2015.

Exploration

Exploration activities during 2014 focused on the transfer from resources to reserves in the lower portion of the deposit (below 650 metres) and exploring lateral extension at that depth. A total of 79,697 metres of diamond drilling was completed in 2014, all from underground.

Exploration drilling from underground will continue in 2015 targeting the center of the lower mine and the Southern portion of the ore body to transfer resources to reserves.

Mine Development

Mine development is on track to support commercial production. Key activities during 2014 included:

•	Production shaft reached a depth of 1,106 metres:

•	Exploration ramp reached a depth of 865 metres;

•	Production of ore from two main production horizons;

•	Ore stockpile on surface of 337,000 tonnes; and

•	Project to date completed over 25 kilometres of lateral development.

Ore Processing

With ore processing commencing on September 22, 2014 and first gold produced from the gravity circuit on October 1, 2014, 18,300 ounces were produced during the fourth quarter of 2014 from 169,800 tonnes milled at an average grade and recovery of 4.20 grams/tonne and 88%, respectively. Gold production for the fourth quarter of 2014 represents pre-commerical production ounces with costs incurred, net of proceeds from the sale of the 18,300 ounces, credited against capitalized project costs. Production was lower than anticipated during the fourth quarter of 2014 due to ramp-up issues with the tailings filter press system. Resolution of these minor design and operating issues with the tailings filter press system are expected in the first quarter of 2015.

GOLDCORP  |  51

(in United States dollars, tabular amounts in millions, except where noted)

Capital Expenditures

As of December 31, 2014, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1,994 million, $1,976 million of which was spent and $18 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended December 31, 2014, amounted to $162 million and $3 million, respectively ($687 million and $13 million, respectively, for the year ended December 31, 2014).

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. The initial capital cost of Cochenour remains unchanged at $496 million. Following successful exploration and assessment of the zone, Goldcorp is targeting gold production to be between 225,000 and 250,000 ounces per year. Based on drilling in 2014, inferred resources have increased 0.2 million ounces from 3.25 million ounces at December 31, 2013 to 3.45 million ounces as of December 31, 2014.

Exploration

Exploration and delineation drilling continued to ramp up with eleven drills on site resulting in 76,883 metres drilled during 2014 with a focus on pre-production drilling to optimize the placement of capital development. Results to date are consistent with expectations. In 2015, drilling will commence in the upper level and accelerate into the deeper portions of the Cochenour deposit.

Mine Development

The shaft development was completed during the first quarter of 2014. As at December 31, 2014, development of the decline to the 3990-foot level was 59% complete. The permanent fresh air fan and heater house construction was substantially completed and pre-commissioning was successfully conducted in December 2014.

Development of the haulage drift, which will connect Red Lake’s underground mine with Cochenour, was completed during the third quarter of 2014. Development of the main Incline Ramp (5320L Ramp) commenced during 2014 and is 100% complete to the next sublevel. The Egress Raise development is 100% complete which established the first connection between the Campbell and Cochenour mines. The integration team continues to work on several short-term studies including geotechnical assessments, backfill, and material handling studies, focusing on infrastructure rationalization and placement. The project remains on track to commence test stoping in the third quarter of 2015, concurrent with intensive exploration drilling.

Capital Expenditures

At December 31, 2014, total project expenditures since January 1, 2011, excluding investment tax credits, are $414 million, $409 million of which is spent and $5 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended December 31, 2014 amounted to $26 million (twelve months ended December 31, 2014 – $104 million). Total project expenditures have been included in total expenditures on mining interests in Red Lake.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is a gold/copper project in northern Chile. El Morro contained 6.24 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2014. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.

In October 2013, the environmental authority of the Atacama Region approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).

RCA 232 was challenged before the Court of Appeals of Copiapo by Comunidad Agrícola Los Huasco Altinos (“CAHA”), other Diaguita indigenous communities, and several farmers from the Huasco valley. On April 28, 2014, the Court of Appeals issued a ruling rejecting all actions. The ruling was appealed by CAHA and the other Diaguita communities to the Supreme Court. On October 7, 2014, the Supreme Court issued a final ruling revoking the decision of the Court of Appeals thereby invaliding RCA 232.

On November 12, 2014, Goldcorp-El Morro elected to withdraw the EIS and on November 26, 2014, the environmental authority issued Exempted Resolution N° 271 closing the environmental assessment process. The Company has commenced new studies to determine an optimal development plan for El Morro that meets the Company’s investment return criteria. The Company remains committed to continued productive interaction and engagement with the adjacent communities and regional authorities.

52  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2014, total project expenditures were $249 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2014 were $7 million (twelve months ended December 31, 2014 – $18 million).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position. At December 31, 2014, gold mineral reserves consist of 1.85 million ounces of oxide material, indicated gold mineral resources consists of 6.20 million ounces and inferred gold mineral resources consists of 2.17 million ounces.

Drilling continued during the fourth quarter of 2014 to enhance and expand the resource with approximately 94,000 metres of drilling completed at December 17, 2014. Metallurgical testing of sulphide, transition, and oxide zones continues, and waste rock drainage studies for waste material are in process. The pit stability geotechnical program that commenced in June 2014 and the evaluation of other exploration targets continued during the fourth quarter of 2014.

The Company completed a Concept Study in December 2014 and will continue metallurgical testing and pre-feasibility level engineering in 2015. The ongoing pre-feasibility study work will focus on evaluating the project as a supplemental ore source to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. The pre-feasibility study is expected to be completed in 2016.

At December 30, 2014, total project expenditures were $145 million. Capital expenditures, excluding capitalized interest, during the three months ended December 30, 2014 amounted to $32 million (twelve months ended December 30, 2014 – $61 million).

DISCONTINUED OPERATION

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2014	Total 2013
Tonnes of ore mined	751,100	1,015,800	1,105,600	929,000	3,801,500	2,115,100

Tonnes of ore processed	751,100	975,000	1,082,900	1,002,600	3,811,600	3,158,400

Average grade processed (grams/tonne)	0.82	0.72	0.73	0.82	0.77	0.72

Average recovery rate	80%	80%	80%	80%	80%	80%

Gold (ounces)

– Produced	15,000	15,000	16,200	25,900	72,100	56,200

– Sold	13,400	15,500	14,400	26,800	70,100	55,500

Average realized gold price (per ounce)	$1,285	$1,298	$1,291	$1,195	$1,254	$1,383

Total cash costs – by-product (per ounce) (1)	$751	$711	$845	$772	$770	$924

All-in sustaining costs (per ounce)	$856	$804	$1,028	$832	$870	$1,165

Mining cost per tonne	$2.98	$2.97	$2.93	$6.66	$3.50	$3.19

Processing cost per tonne	$1.76	$1.33	$1.57	$2.12	$1.69	$1.78

Financial Data
Revenues	$20	$22	$20	$32	$94	$78

Depreciation and depletion	$1	$1	$1	$2	$5	$4

Earnings from operations	$6	$9	$5	$8	$28	$22

Expenditures on mining interests	$1	$1	$1	$1	$4	$11

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues of $6 million for the year ended December 31, 2014 (year ended December 31, 2013 – $1 million). If silver were treated as a co-product, average total cash costs at Wharf for the year ended December 31, 2014 would be $800 per ounce of gold and $13.26 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2014 would be $803 per ounce gold and $12.65 per ounce of silver.

GOLDCORP  |  53

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for 2014 of 72,100 ounces was 15,900 ounces, or 28%, higher than 2013 as a result of 21% higher tonnes processed due to O4E initiatives at the crusher plant and 7% higher grades in 2014. Grades and ore tonnes mined were in line with the mine plan as production was sourced from expansion into the Golden Reward Harmony pit and the American Eagle pit during 2014.

All-in sustaining costs for 2014 were $870 per ounce and include by-product cash costs of $770 per ounce, which were $295 per ounce and $154 per ounce lower compared to 2013, respectively. The 25% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($247 per ounce), lower sustaining capital expenditure ($95 per ounce), and higher by-product silver sales credits ($68 per ounce), partially offset by higher operating costs ($115 per ounce). The increase in operating costs was primarily attributable to labour and contractor costs associated with an increase in equipment requirements for mining the Golden Reward Harmony pit ($4 million) and an increase in consumables costs ($1 million). The decrease in sustaining capital expenditures was primarily attributable to the construction of the highway relocation project completed in 2013.

Gold production for the fourth quarter of 2014 was 9,700 ounces, or 60%, higher than the third quarter of 2014. The 12% higher grades, partially offset by 7% lower tonnes processed were in accordance with plan and supported by the draw down of the heap leach pads during the fourth quarter of 2014.

All-in sustaining costs for the fourth quarter of 2014, including by-product cash costs, were $196 per ounce and $73 per ounce lower than the third quarter of 2014, respectively. The 19% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($358 per ounce) and lower sustaining capital expenditures ($41 per ounce), partially offset by higher operating costs ($112 per ounce) and lower by-product silver sales credits ($91 per ounce). The increase in operating costs was primarily attributable to higher contractor costs associated with the operation of portable crushers ($2 million) and higher consumables costs ($1 million). The decrease in sustaining capital expenditures was primarily attributable to the completion of the water treatment plant during the third quarter of 2014 which is used to reduce nitrates in the process cycle.

On January 12, 2015, the Company announced that it had entered into a definitive stock purchase agreement whereby it will sell its 100% interest in Wharf in Lead, South Dakota to Coeur Mining, Inc. Under the terms of the agreement, the Company will receive total consideration of $105 million in cash, subject to certain closing adjustments. The transaction is expected to close on February 20, 2015. The sale of Wharf reflects the Company’s ongoing strategy to focus on a portfolio of core assets. At December 31, 2014, the sale of Wharf was considered highly probable, therefore, Wharf met the asset held for sale and discontinued operation criteria. Accordingly, the results of Wharf have been presented as a discontinued operation.

54  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company’s non-GAAP performance measures are disclosed on a per gold ounce basis.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE

By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  55

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

Year ended December 31		2014	2013
Continuing operations

Production costs per consolidated financial statements (1)		$2,079	$1,939

Non-cash reclamation and closure cost obligations		(72)	25

Treatment and refining charges on concentrate sales		179	135

Realized losses (gains) on foreign currency, heating oil and commodity contracts		9	(23)

Other		(2)	(5)
Consolidated total cash costs		2,193	2,071

Alumbrera and Pueblo Viejo total cash costs		515	431
Goldcorp’s share of total cash costs		2,708	2,502

Goldcorp’s share of by-product silver, copper, lead and zinc sales		(1,338)	(1,215)
Goldcorp’s share of total cash costs (by-product)		$1,370	$1,287
Divided by ounces of Goldcorp’s share of gold sold		2,580,800	2,434,000
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)		$531	$529
Including discontinued operations

Goldcorp’s share of total cash costs (by-product) from continuing operations		$1,370	$1,287

Total cash costs – Wharf		54	52

Total cash costs – Marigold		24	98
Goldcorp’s share of total cash costs (by-product) including discontinued operations		$1,448	$1,437
Divided by ounces of Goldcorp’s share of gold sold		2,672,800	2,597,200
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)		$542	$553

Three months ended	December 31 2014	September 30 2014	December 31 2013
Continuing operations

Production costs per consolidated financial statements (1)	$582	$516	$470

Non-cash reclamation and closure cost obligations	(56)	—	25

Treatment and refining charges on concentrate sales	40	46	42

Realized losses (gains) on foreign currency, heating oil and commodity contracts	8	(1)	(2)

Other	1	2	(1)
Consolidated total cash costs	575	563	534

Alumbrera and Pueblo Viejo total cash costs	103	133	107
Goldcorp’s share of total cash costs	678	696	641

Goldcorp’s share of by-product silver, copper, lead and zinc sales	(282)	(326)	(341)
Goldcorp’s share of total cash costs (by-product)	$396	$370	$300
Divided by ounces of Goldcorp’s share of gold sold	681,100	627,000	687,200
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$582	$590	$437
Including discontinued operations

Goldcorp’s share of total cash costs (by-product) from continuing operations	$396	$370	$300

Total cash costs – Wharf	21	13	12

Total cash costs – Marigold	—	—	27
Goldcorp’s share of total cash costs (by-product) including discontinued operations	$417	$383	$339
Divided by ounces of Goldcorp’s share of gold sold	707,900	641,400	725,700
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$589	$597	$467

56  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(1)

$13 million and $60 million in royalties are included in production costs for the three months and year ended December 31, 2014, respectively (year ended December 31, 2013 – $52 million; three months ended September 30, 2014 – $17 million; three months ended December 31, 2013 – $15 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp’s share of total co-product cash costs from continuing operations for the year ended December 31, 2014, would be $661 per ounce of gold, $10.88 per ounce of silver, $2.23 per pound of copper, $0.78 per pound of zinc, and $0.95 per pound of lead (2013 – $672 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper, $0.70 per pound of zinc, and $0.78 per pound of lead). Goldcorp’s share of total co-product cash costs including discontinued operations for the year ended December 31, 2014, would be $668 per ounce of gold, $10.88 per ounce of silver, $2.23 per pound of copper, $0.78 per pound of zinc, and $0.95 per pound of lead (2013 – $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper, $0.70 per pound of zinc, and $0.78 per pound of lead).

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following table provides a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements:

Year ended December 31	2014	2013
Continuing operations

Total cash costs (by-product)	$1,370	$1,287

Corporate administration	247	236

Exploration and evaluation costs	41	45

Reclamation cost accretion and amortization	60	29

Sustaining capital expenditures	731	856
All-in sustaining costs	2,449	2,453
Divided by ounces of Goldcorp’s share of gold sold	2,580,800	2,434,000
All-in sustaining costs per gold ounce	$949	$1,008
Including discontinued operations

All-in sustaining costs from continuing operations	$2,449	2,453

All-in sustaining costs – Wharf	61	64

All-in sustaining costs – Marigold	26	162
All-in sustaining costs – including discontinued operations	2,536	2,679
Divided by ounces of Goldcorp’s share of gold sold	2,672,800	2,597,200
All-in sustaining costs per gold ounce – including discontinued operations	$949	$1,031

GOLDCORP  |  57

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2014	September 30 2014	December 31 2013
Continuing operations

Total cash costs (by-product)	$396	$370	$300

Corporate administration	59	63	47

Exploration and evaluation costs	12	12	11

Reclamation cost accretion and amortization	13	15	9

Sustaining capital expenditures	230	209	176

Other	—	—	(4)
All-in sustaining costs	$710	$669	$539
Divided by ounces of Goldcorp’s share of gold sold	681,100	627,000	687,200
All-in sustaining costs per gold ounce	$1,043	$1,067	$784
Including discontinued operations

All-in sustaining costs from continuing operations	$710	$669	$539

All-in sustaining costs – Wharf	23	15	15

All-in sustaining costs – Marigold	—	—	34
All-in sustaining costs – including discontinued operations	733	684	588
Divided by ounces of Goldcorp’s share of gold sold	707,900	641,400	725,700
All-in sustaining costs per gold ounce – including discontinued operations	$1,035	$1,066	$810

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

Year ended December 31		2014	2013
Expenditures on mining interests and deposits per consolidated financial statements		$2,021	$2,177

Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)		105	119
Goldcorp’s share of expenditures on mining interests and deposits		$2,126	$2,296
Sustaining capital expenditures		$731	$856

Project capital expenditures		1,395	1,440
		$2,126	$2,296

Three months ended	December 31 2014	September 30 2014	December 31 2013
Expenditures on mining interests and deposits per consolidated financial statements	$507	$498	$585

Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	26	32	—
Goldcorp’s share of expenditures on mining interests and deposits	$533	$530	$585
Sustaining capital expenditures	$230	$209	$176

Project capital expenditures	303	321	409
	$533	$530	$585

(1)

Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

58  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net loss to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

Year ended December 31	2014	2013
Continuing operations

Net loss from continuing operations attributable to shareholders of Goldcorp Inc.	$(2,170)	$(2,657)

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company’s inactive and closed sites, net of tax	50	(17)

Share of net (earnings) losses of associates, net of tax	(26)	29

Pueblo Viejo SLA amendment	—	157

Impairment of mining interests, net of tax	2,313	2,315

(Gains) losses on available-for-sale securities, net of tax	(15)	28

Losses (gains) on derivatives, net of tax	26	(60)

(Gain) loss on disposition of mining interests, net of tax	(18)	8

Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	272	133

Initial recognition impact of Mexican mining tax reform	—	504

Foreign exchange losses on capital projects	29	51

Deferred income tax impact on Guatemalan tax election and other	7	109
Total adjusted net earnings	$468	$600
Weighted average shares outstanding (000’s)	813,206	812,040
Adjusted net earnings from continuing operations per share	$0.58	$0.74
Including discontinued operations

Total adjusted net earnings from continuing operations	$468	$600

Net earnings (loss) from discontinued operation attributable to shareholders of Goldcorp Inc.	9	(52)

Loss on disposition, net of tax – Marigold	21	—

Impairment, net of tax – Marigold	—	86
Total adjusted net earnings including discontinued operations	$498	$634
Weighted average shares outstanding (000’s)	813,206	812,040
Adjusted net earnings per share including discontinued operations	$0.61	$0.78

GOLDCORP  |  59

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2014	September 30 2014	December 31 2013
Continuing operations

Net loss from continuing operations attributable to shareholders of Goldcorp Inc.	$(2,403)	$(48)	$(1,001)

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company’s inactive and closed sites, net of tax	39	—	(17)

Share of net (earnings) losses of associates, net of tax	(6)	(3)	18

Pueblo Viejo SLA Amendment	—	—	(4)

Impairment of mining interests, net of tax	2,300	13	357

(Gains) losses on available-for-sale securities, net of tax	(7)	(5)	13

Losses on derivatives, net of tax	19	14	—

Gain on disposition of mining interests, net of tax	—	—	8

Initial recognition impact of Mexican mining tax reform	—	—	504

Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	105	85	67

Foreign exchange (gains) losses on capital projects	(2)	6	17

Deferred income tax impact on Guatemalan tax election and other	3	4	114
Total adjusted net earnings	$48	$66	$76
Weighted average shares outstanding (000’s)	813,792	813,572	812,217
Adjusted net earnings from continuing operations per share	$0.06	$0.08	$0.09
Including discontinued operations

Total adjusted net earnings from continuing operations	$48	$66	$76

Net earnings (loss) from discontinued operations attributable to shareholders of Goldcorp Inc.	7	4	(88)

Impairment, net of tax – Marigold	—	—	86
Total adjusted net earnings including discontinued operations	$55	$70	$74
Weighted average shares outstanding (000’s)	813,792	813,572	812,217
Adjusted net earnings per share including discontinued operations	$0.07	$0.09	$0.09

60  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS

Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the consolidated financial statements:

Year ended December 31		2014	2013
Net cash provided by operating activities of continuing operations		$982	$886

Change in working capital		206	513

Dividends from associates		(108)	(108)

Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo		282	236
Goldcorp’s share of adjusted operating cash flows		$1,362	$1,527
Including discontinued operations

Adjusted operating cash flows – Wharf		29	24

Adjusted operating cash flows – Marigold		2	50
Goldcorp’s share of adjusted operating cash flows including discontinued operations		$1,393	$1,601

Three months ended	December 31 2014	September 30 2014	December 31 2013
Net cash provided by operating activities of continuing operations	$265	$188	$296

Change in working capital	(6)	186	70

Dividends from associates	(1)	(38)	(37)

Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	71	56	99
Goldcorp’s share of adjusted operating cash flows	$329	$392	$428
Including discontinued operations

Adjusted operating cash flows – Wharf	8	7	4

Adjusted operating cash flows – Marigold	—	—	7
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$337	$399	$439

GOLDCORP  |  61

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the consolidated financial statements:

Year ended December 31		2014	2013
Net cash provided by operating activities of continuing operations		$982	$886

Dividends from associates		(108)	(108)

Expenditures on mining interests		(1,882)	(1,982)

Deposits on mining interests expenditures		(139)	(195)

Interest paid		(101)	(23)
Consolidated free cash flows		(1,248)	(1,422)

Free cash flows provided by Alumbrera and Pueblo Viejo		220	51
Goldcorp’s share of free cash flows		$(1,028)	$(1,371)
Including discontinued operations

Free cash flows – Wharf		25	9

Free cash flows – Marigold		—	(13)
Goldcorp’s share of free cash flows including discontinued operations		$(1,003)	$(1,375)

Three months ended	December 31 2014	September 30 2014	December 31 2013
Net cash provided by operating activities of continuing operations	$265	$188	$296

Dividends from associates	(1)	(38)	(37)

Expenditures on mining interests	(473)	(448)	(553)

Deposits on mining interests expenditures	(34)	(50)	(32)

Interest paid	(33)	(40)	—
Consolidated free cash flows	(276)	(388)	(326)

Free cash flows provided (used) by Alumbrera and Pueblo Viejo	27	31	(28)
Goldcorp’s share of free cash flows	$(249)	$(357)	$(354)
Including discontinued operations

Free cash flows – Wharf	8	2	(4)

Free cash flows – Marigold	—	—	7
Goldcorp’s share of free cash flows including discontinued operations	$(241)	$(355)	$(351)

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(in United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2014					At December 31, 2013

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$1,016	$—	$—	$—	$1,016	$829

Current and non-current derivative liabilities (2)	48	1	—	—	49	56

Debt repayments (principal portion)	154	970	500	2,000	3,624	2,565

Interest payments on debt	178	202	168	761	1,309	417

Capital expenditure commitments (3)	318	34	—	—	352	522

Reclamation and closure cost obligations (4)	66	48	84	1,629	1,827	1,847

Minimum rental and lease payments	11	8	10	45	74	40

Other	166	32	11	46	255	124
	$1,957	$1,295	$773	$4,481	$8,506	$6,400

(1)	Excludes accrued interest on the Company’s debt which is disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

(4)

The Company’s reclamation and closure cost obligations were $695 million at December 31, 2014, an increase of $166 million from prior year primarily due to a $202 million revision in estimates and obligations incurred at the Company’s continuing operations of which $130 million was capitalized and $72 million was expensed.

At December 31, 2014, the Company had letters of credit outstanding, surety bonds and secured deposits, including amounts related to discontinued operations, in the amount of $460 million (December 31, 2013 – $430 million).

In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (NSRs), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2014, royalties included in production costs amounted to $60 million (2013 – $52 million). At December 31, 2014, the significant royalty arrangements of the Company were as follows:

Producing mining properties:

Musselwhite	1 – 5% of NPI

2% of NSR and 0.5% of gross income on sale of
Peñasquito	gold and silver (1)

Los Filos	0.5% of gross income on sale of gold and silver (1)

El Sauzal	0.5% of gross income on sale of gold and silver (1)

Marlin (2)	5% of NSR

Marigold (3)	5 – 10% of NSR

Alumbrera	3% of modified NSR plus 20% YMAD royalty

Pueblo Viejo	3.2% of NSR

Development projects:

Éléonore	2.2 – 3.5% of NSR

Cerro Negro	3 – 4% of modified NSR and 1% of net earnings

El Morro	2% of NSR

(1)	Effective January 1, 2014.

(2)	On November 28, 2014, the Guatemalan government passed legislation increasing the royalties paid on the production of precious metals in Guatemala to 10% of NSR effective January 1, 2015.

GOLDCORP  |  63

(in United States dollars, tabular amounts in millions, except where noted)

(3)

Marigold was classified as a discontinued operation during the year ended December 31, 2014. As a result, the royalty expense for the years ended December 31, 2014 and 2013 exclude the royalty expenses incurred at Marigold.

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2014 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2014	At December 31 2013
Cash and cash equivalents	$482	$625

Accounts receivable arising from sales of metal concentrates	187	254

Other current and non-current receivables	62	60

Money market investments	53	—

Current and non-current derivative asset	17	42

Current and non-current notes receivable	—	28

Accrued interest receivable	49	24
	$850	$1,033

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2014, the Company generated operating cash flows from continuing operations, one of the Company’s main sources of liquidity, of $982 million (2013 – $886 million). At December 31, 2014, Goldcorp held cash and cash equivalents of $482 million (December 31, 2013 – $625 million) and money market investments of $53 million (December 31, 2013 – $nil). At December 31, 2014, the Company had working capital of $691 million (December 31, 2013 – $341 million), $26 million of which represents the Company’s net assets held for sale (December 31, 2013 – $183 million), which the Company defines as current assets less current liabilities.

In addition to operating cash flows from continuing operations, the Company enters into capital transactions to fund its expansionary plans and development projects. During the year ended December 31, 2014, the Company issued the $1.0 billion Notes, which were partially used to

64  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

repay the Convertible Notes, which matured on August 1, 2014. In addition, in October 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A., entered into a 15-month 1.6 billion Argentine Peso loan facility and a 27-month 425 million Argentine Peso loan facility, both with third parties in Argentina. The facilities bear interest at Badlar, the average interest rate paid on short term deposits over 1 million pesos, plus a floating margin including 3.5%.

During the year ended December 31, 2014, the Company extended, under the same terms and conditions, the terms of the $2.0 billion revolving credit facility to July 18, 2019 and the 469 million Argentine peso credit facility to June 11, 2015. At December 31, 2014, the undrawn balance of the $2.0 billion revolving credit facility was $1.16 billion.

At December 31, 2014, the Company continued to guarantee its portion of the $1.035 billion (Goldcorp’s share – $414 million) in project financing for Pueblo Viejo. During the year ended December 31, 2014, $102 million (2013 – $45 million) was repaid (Goldcorp’s share – $41 million (2013 – $18 million)) resulting in an outstanding balance of the credit facility of $888 million (Goldcorp’s share – $355 million) at December 31, 2014. On February 17, 2015, Pueblo Viejo achieved certain operational and technical milestones required for the credit facility to become non-recourse to the Company and Barrick. As a result, the guarantees provided by the Company and Barrick, in proportion to their ownership interest in Pueblo Viejo, were terminated as of February 17, 2015.

In the opinion of management, the working capital at December 31, 2014, together with the future cash flows from operations and available funding facilities is sufficient to support the Company’s commitments. At December 31, 2014, the Company had $1,695 million (December 31, 2013 – $2,625 million) of readily available liquidity, which included its cash and cash equivalents, money market investments and the undrawn portion of the $2.0 billion revolving credit facility. At December 31, 2014, the Company’s capital commitments over the next twelve months amounted to $318 million. The Company’s total planned capital expenditures for 2015 are $1.2 to $1.4 billion. Significant capital expenditures in 2015 include approximately $236 million at Cerro Negro, $219 million at Peñasquito, $114 million at Éléonore, $119 million at Red Lake, and $95 million at Cochenour.

For the periods beyond 2015, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Éléonore and Cerro Negro will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Peñasquito, Red Lake, and Pueblo Viejo.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The depreciation of foreign currencies against the US dollar can decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2014, the Company had $4.9 billion of deferred income tax liabilities, of which $4.5 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.

GOLDCORP  |  65

(in United States dollars, tabular amounts in millions, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities, income taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2014	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$14	$49	$(357)	$26	$(979)

Mexican peso	23	150	(222)	108	(2,858)

Argentine peso	1	222	(393)	(3)	(574)

Guatemalan quetzal	1	6	(36)	6	(107)

Chilean peso	1	11	(8)	—	—
	$40	$438	$(1,016)	$137	$(4,518)

At December 31, 2013
Canadian dollar	$13	$75	$(328)	$18	$(954)

Mexican peso	25	134	(180)	138	(2,860)

Argentine peso	18	165	(162)	2	(1,237)

Guatemalan quetzal	3	7	(41)	(3)	(103)

Chilean peso	3	12	(6)	—	—
	$62	$393	$(717)	$155	$(5,154)

During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $22 million (2013 – $43 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $43 million increase or decrease in the Company’s after-tax net loss, respectively.

During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $288 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2013 – $135 million). Based on the Company’s net exposures relating to taxes at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $243 million decrease or increase in the Company’s after-tax net loss, respectively.

During the year ended December 31, 2014, and in accordance with its Financial Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating, corporate and capital expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fix rates of interest. The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 70% of total debt at December 31, 2014 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 92% of total debt at December 31, 2014. The weighted-average interest rate paid by the Company during the year ended December 31, 2014 on its US dollar and Argentine peso debt subject to floating rates of interest was 1.4% and 26.5%, respectively (2013 – nil and 18.9%, respectively). The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and cash equivalents was 0.15% (2013 – 0.18%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net loss.

There has been no significant change in the Company’s exposure to interest rate risk, with the exception of the increase in the Company’s exposure to Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, associated with the 1.6 billion Argentine peso and 425 million Argentine peso facilities entered into during the year ended December 31, 2014. There has been no change to its objectives and policies for managing these risks during the year ended December 31, 2014.

66  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. During the year ended December 31, 2014 the Company updated its Financial Risk Management Policy to allow for hedging of metal sales volumes beyond the current term of twenty-seven months to thirty-six months. There has been no significant change to the Company’s exposure to price risk during the year ended December 31, 2014.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in an $18 million decrease or increase in the Company’s after-tax net loss. As and when it is determined to be favourable, the Company will execute hedges on its exposure to diesel fuel prices in Canada. At December 31, 2014, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario and Quebec, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2014	At December 31 2013
Shareholders’ equity	$16,960	$19,545

Debt	3,592	2,507
	20,552	22,052

Less: Cash and cash equivalents	(482)	(625)

Money market investments	(53)	—
	$20,017	$21,427

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2014, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2014, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2014, the Company invested a total of $2,103 million in mining interests, including discontinued operations, of which 66% related to capital projects, including $687 million at Éléonore, $524 million at Cerro Negro, and $76 million at Cochenour. The remaining 44% was related to capital expenditures at the Company’s operating sites, primarily $259 million at Peñasquito, $157 million at Red Lake, $80 million at Porcupine, $78 million at Marlin, $51 million at Los Filos, and $44 million at Musselwhite.

As at February 18, 2015, there were 814 million common shares of the Company issued and outstanding and 16 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$19.23 per share to C$48.72 per share.

Dividends which were declared and paid during the year ended December 31, 2014 totalled $488 million (2013 – $486 million).

GOLDCORP  |  67

(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2014, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Mexico

i.	Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to legal disputes.

Argentina

i.	Province of Santa Cruz, Argentina

Issued in 2013, Law 3318 created a new form of tax in Argentina’s Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter of 2013 require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company’s interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at this time. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which has accepted jurisdiction of the matter. The Company continues to pay the required tax installments under protest for the years ended December 31, 2014 and 2013.

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(in United States dollars, tabular amounts in millions, except where noted)

ii.	Argentine 10% Withholding Tax

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company’s position that the withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata S.A. are subject to the MIL, and accordingly should be entitled to a refund or tax credit for withholding taxes paid under the new law. Alumbrera has agreed to pay the withholding tax on dividends paid in 2014 and to be paid in 2015 under protest and the Company has accrued $19 million included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

iii.	Government Controls

The Argentine government has continued to use price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g. lower growth rates, higher inflation rates and capital flight). In particular, the government has implemented and tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could also expose the Company to the risks of peso devaluation and high domestic inflation.

On September 17, 2014, the Argentine government enacted a law which seeks to protect consumers, stem job losses and ensure a steady supply of goods. The new law gives the government broad discretionary powers to control the economy and business decisions of private enterprise. The scope of the legislation is wide and covers all “economic activities” involving goods and services which may satisfy the welfare of the Argentines. It is possible that the new law could extend to the mining industry.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Cost risk

The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.

Other Risks

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2013, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2014 to be filed on SEDAR.

BASIS OF PREPARATION

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2014. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

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(in United States dollars, tabular amounts in millions, except where noted)

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.

The Company determined that the Cerro Negro mine was capable of operating at levels intended by management effective January 1, 2015. The Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management effective January 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2014 and 2013, the Company concluded that the assets and liabilities of Wharf and Marigold, respectively, met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and fair value less costs of disposal (“FVLCD”), Wharf being carrying amount and Marigold being FVLCD. The assets of Wharf and Marigold ceased to be depreciated while they were classified as held for sale.

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(in United States dollars, tabular amounts in millions, except where noted)

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or the impact of adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2014, the Company recognized an impairment expense of $2,313 million, net of tax, (2013 – $2,401 million, including discontinued operation), and $2,999 million before tax (2013 – $3,073 million before tax including discontinued operation), in respect of the carrying amounts of certain mining interests. The $2,999 million (2013 – $3,073 million) of impairment expense recognized included $975 million (2013 – $283 million) of impairment charges for goodwill.

At December 31, 2014, the carrying amounts of the Company’s mining interests and goodwill were $24,545 million and $479 million, respectively (December 31, 2013 – $25,138 million and $1,454 million, respectively).

(b)	Heap leach ore inventories and mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Loss, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2014, the carrying amounts of inventories amounted to $1,021 million (December 31, 2013 – $868 million).

(c)	Heap leach ore inventory net realizable value

In determining the net realizable value of work-in-process, heap leach ore, and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s work-in-process, heap leach ore, and stockpiled ore inventory. During the year ended December 31, 2014, the Company recognized an impairment expense of $96 million on its non-current stockpiled ore and heap leach as a result of the carrying amount of certain inventory exceeding net realizable value

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(in United States dollars, tabular amounts in millions, except where noted)

(2013 – $nil). Of the $96 million of impairment, $72 million and $24 million was recorded as production costs and depreciation and depletion in the Consolidated Statements of Loss, respectively.

(d)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(e)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2014, the carrying amount of stripping costs capitalized and included in mining properties was $109 million (December 31, 2013 – $42 million).

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2014, the Company’s total provision for reclamation and closure cost obligations was $695 million (December 31, 2013 – $529 million). The undiscounted value of these obligations is $1,827 million (December 31, 2013 – $1,847 million) (note 24).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2014, the Company applied a 30-year risk-free rate of 3% (2013 – 4%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2013 – 5.9%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.2% (2013 – 5.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

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(in United States dollars, tabular amounts in millions, except where noted)

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. While the outcome of these matters is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(i)

In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. The Company has filed with the office of the SEDATU the required documents to expropriate the disputed lands. In addition, the Company will continue to employ all legal means at its disposal to ensure continuity of operations and to protect the Company’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, Peñasquito Mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and progress continues towards a mutually beneficial resolution of the dispute.

(ii)

In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the years ended December 31, 2014, other than what is presently recorded.

CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new interpretation and amendments to existing IFRSs in its consolidated financial statements:

Levies imposed by governments

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in any adjustments to the Company’s consolidated financial statements.

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(in United States dollars, tabular amounts in millions, except where noted)

Other Amendments

The IASB made certain amendments to the following IFRSs effective January 1, 2014:

• IFRS 10 – Consolidated Financial Statements;

• IFRS 12 – Disclosure of Interests in Other Entities;

• IAS 27 – Separate Financial Statements;

• IAS 32 – Financial Instruments: Presentation;

• IAS 36 – Impairment of Assets; and

• IAS 39 – Financial Instruments: Recognition and Measurement.

The amendments did not have an impact on the Company’s consolidated financial statements.

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

OUTLOOK UPDATE

For 2015, the Company expects to produce between 3.3 and 3.6 million ounces of gold and estimates that all-in sustaining costs will be between $875 and $950 per ounce. Cash costs are expected to decrease from 2014 levels primarily due to the contribution of the two low-cost mines entering commercial production in the first quarter of 2015, Cerro Negro and Éléonore, and continued efforts to enhance productivity and cost efficiencies through the Company’s O4E program.

Assumptions used to forecast total cash costs for 2015 include: $18.00 per ounce of silver; $3.00 per pound of copper; $1.00 per pound of zinc; $0.95 per pound of lead; and the Canadian dollar and Mexican peso at 1.14 and 14.00, respectively, to the US dollar.

Capital expenditures for 2015 are forecasted to decrease approximately 40% from 2014, to between $1.2 and $1.4 billion. Significant capital expenditures in 2015 include approximately $236 million at Cerro Negro, $219 million at Peñasquito, $114 million at Éléonore and $95 million at Cochenour. Exploration expenditures in 2015 are expected to amount to approximately $170 million, of which approximately one third is expected to be expensed. The Company’s primary focus will remain on the replacement of reserves mined during 2015 and on extending existing gold zones at each of its mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2015. Depreciation, depletion, and amortization expense is expected to be approximately $390 per gold ounce sold. The Company expects its overall effective tax rate to be approximately 35% in 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Scientific and technical information contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2013 and the current technical report for those properties, all available at www.sedar.com.

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(in United States dollars, tabular amounts in millions, except where noted)

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

GOLDCORP  |  77

RESPONSIBLITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 18, 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc., and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

February 18, 2015

GOLDCORP  |  79

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2014, as stated in their reports which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 18, 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 18, 2015 expressed an unmodified opinion on those financial statements.

Chartered Accountants

Vancouver, Canada

February 18, 2015

GOLDCORP  |  81

CONSOLIDATED STATEMENTS OF LOSS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2014	2013
Revenues	9(c)	$ 3,436	$ 3,609
Mine operating costs
Production costs	10, 15(b)	(2,079)	(1,939)
Depreciation and depletion	9, 15(b), 17(e)	(753)	(630)
		(2,832)	(2,569)
Earnings from mine operations		604	1,040
Exploration and evaluation costs	17(b)	(41)	(45)
Share of net earnings (loss) of associates	18, 20	156	(395)
Impairment of mining interests and goodwill	20	(2,999)	(2,646)
Corporate administration	10(a), 27	(247)	(236)
Loss from operations and associates	9	(2,527)	(2,282)
Gains (losses) on securities, net	25(c)	17	(32)
(Losses) gains on derivatives, net	25(b)	(40)	83
Gain (loss) on disposition of mining interests, net	17(d), 18(b)	18	(11)
Finance costs	11	(49)	(49)
Other expenses		(27)	(57)
Loss from continuing operations before taxes		(2,608)	(2,348)
Income tax recovery (expense)	12	440	(309)
Net loss from continuing operations		(2,168)	(2,657)

Net earnings (loss) from discontinued operations	8	9	(52)
Net loss		$ (2,159)	$ (2,709)
Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$ (2,170)	$ (2,657)
Non-controlling interest		2	—
		$ (2,168)	$ (2,657)
Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.		$ (2,161)	$ (2,709)
Non-controlling interest		2	—
		$ (2,159)	$ (2,709)
Net loss per share from continuing operations
Basic	13	$ (2.67)	$ (3.27)

Diluted	13	(2.67)	(3.27)

Net loss per share

Basic	13	$ (2.66)	$ (3.34)

Diluted	13	(2.66)	(3.34)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2014	2013
Net loss		$ (2,159)	$ (2,709)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net loss:	25(c)
Mark-to-market gains (losses) on available-for-sale securities		9	(76)
Reclassification adjustment for available-for-sale securities impairment losses included in net loss		5	29
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss		(20)	(1)
		(6)	(48)
Items that will not be reclassified to net loss:
Remeasurements on defined benefit pension plans		—	(2)
Total other comprehensive loss, net of tax		(6)	(50)
Total comprehensive loss		$ (2,165)	$ (2,759)
Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.		$ (2,167)	$ (2,759)
Non-controlling interest		2	—
		$ (2,165)	$ (2,759)

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  83

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2014	2013
Operating activities
Net loss from continuing operations		$(2,168)	$(2,657)
Adjustments for:
Dividends from associates	18	109	108
Reclamation expenditures	24	(33)	(14)
Items not affecting cash:
Impairment of inventories	15(b)	72	—
Depreciation and depletion	9, 15(b), 17(e)	753	630
Share of net (earnings) loss of associates	18, 20	(156)	395
Impairment of mining interests and goodwill	20	2,999	2,646
Share-based compensation	27(a), (b), (c)	72	72
(Gains) losses on securities, net	25(c)	(17)	32
Unrealized loss (gains) on derivatives, net	25(b)	28	(70)
(Gain) loss on disposition of mining interests, net	17(d), 18(b)	(18)	11
Revision of estimates and accretion of reclamation and closure cost obligations	10, 11	95	(6)
Deferred income tax (recovery) expense	12	(575)	212
Other		27	40

Change in working capital	14	(206)	(513)
Net cash provided by operating activities of continuing operations		982	886
Net cash provided by operating activities of discontinued operations	8	32	69
Investing activities
Expenditures on mining interests	9(g)	(1,882)	(1,982)
Deposits on mining interest expenditures		(139)	(195)
Proceeds from disposition of mining interest, net of transaction costs	17(d), 18(b)	193	8
Interest paid	9(g)	(101)	(23)
Purchases of money market investments and available-for-sale securities	14	(133)	(615)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	14	116	621
Net cash used in investing activities of continuing operations		(1,946)	(2,186)
Net cash provided by (used in) investing activities of discontinued operations	14	203	(60)
Financing activities
Debt borrowings, net of transaction costs	23	1,223	1,641
Debt repayments	23	(994)	—
Draw down of credit facility, net of repayments	23	840	—
Dividends paid to shareholders	13(b)	(488)	(486)
Common shares issued		5	3
Net cash provided by financing activities of continuing operations		586	1,158
Effect of exchange rate changes on cash and cash equivalents		—	1
Decrease in cash and cash equivalents		(143)	(132)
Cash and cash equivalents, beginning of the year		625	757
Cash and cash equivalents, end of the year	14	$482	$625
Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these consolidated financial statements.

84  |  GOLDCORP

CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	14	$482	$625
Money market investments		53	—
Accounts receivable	25(b)	394	469
Inventories	15	772	727
Income taxes receivable		207	182
Assets held for sale	8	81	227
Other	16	158	144
		2,147	2,374
Mining interests
Owned by subsidiaries	17	22,458	22,928
Investments in associates	18	2,087	2,210
	17, 20	24,545	25,138
Goodwill	19, 20	479	1,454
Investments in securities	21	43	77
Deposits on mining interest expenditures		32	71
Deferred income taxes	12	26	19
Inventories	15	249	141
Other	22	345	290
Total assets	9	$27,866	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$1,039	$856
Income taxes payable		45	6
Debt	23	150	997
Liabilities relating to assets held for sale	8	55	44
Other	24	167	130
		1,456	2,033
Deferred income taxes	12	4,959	5,594
Debt	23	3,442	1,510
Provisions	24	671	517
Income taxes payable		80	55
Other		83	97
Total liabilities	9	10,691	9,806
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,261	17,191
Accumulated other comprehensive (loss) income		(5)	1
(Deficit) retained earnings		(296)	2,353
		16,960	19,545
Non-controlling interest		215	213
Total equity		17,175	19,758
Total liabilities and equity		$27,866	$29,564

Commitments and contingencies (notes 25(e)(ii) and 29); subsequent events (note 30)

Approved by the Board of Directors and authorized for issue on February 18, 2015.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  85

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares			Accumulated Other Comprehensive Loss
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive loss

Net loss	—	—	—	—	—	(2,161)	(2,161)	2	(2,159)

Other comprehensive loss	—	—	—	(6)	—	—	(6)	—	(6)
	—	—	—	(6)	—	(2,161)	(2,167)	2	(2,165)
Stock options exercised and restricted share units issued and vested (note 27(a))	1,328	46	(42)	—	—	—	4	—	4

Share-based compensation (note 27(a))	—	—	66	—	—	—	66	—	66

Dividends (note 13(b))	—	—	—	—	—	(488)	(488)	—	(488)
At December 31, 2014	813,585	$16,941	$320	$(3)	$(2)	$(296)	$16,960	$215	$17,175

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive loss

Net loss	—	—	—	—	—	(2,709)	(2,709)	—	(2,709)

Other comprehensive loss	—	—	—	(48)	(2)	—	(50)	—	(50)
	—	—	—	(48)	(2)	(2,709)	(2,759)	—	(2,759)
Stock options exercised and restricted share units issued and vested (note 27(a))	738	30	(27)	—	—	—	3	—	3

Share-based compensation (note 27(a))	—	—	71	—	—	—	71	—	71

Dividends (note 13(b))	—	—	—	—	—	(486)	(486)	—	(486)
At December 31, 2013	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  86

(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.

At December 31, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the United States; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also owns a 39.3% equity interest in Tahoe Resources Inc. (“Tahoe”), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014.

The Company’s significant development projects at December 31, 2014 included the Cerro Negro gold project in Argentina, which declared commercial production effective January 1, 2015; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.

The Wharf gold mine, the sale of which is expected to complete on February 20, 2015, was classified as a discontinued operation for the year ended December 31, 2014 (note 8). In addition, the Company’s 66.7% interest in the Marigold mine in the United States, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the years ended December 31, 2014 and 2013 (note 8). On March 26, 2014, the Company disposed of its 19.5% equity interest in Primero Mining Corp. (“Primero”) which was previously recognized as an investment in associate (note 18(b)).

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2014. IFRS comprises IFRSs, International Accounts Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparatives amounts have been re-presented to conform to the current year presentation.

(b)	Currency of presentation

The Company’s presentation currency is the United States (“US”) dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective

GOLDCORP  |  87

(In millions of United States dollars, except where noted)

date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2014 were as follows:

Direct parent company (mine sites and operating segments) (note 9)	Location	Ownership interest	Mining properties and development projects owned (note 17)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mines, and Camino Rojo project

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine (1)

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine (note 8)

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

  (1) In reclamation effective January 1, 2015.

Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following investments in associates that are accounted for using the equity method (note 3(d)):

Associates (mine sites and/or operating segments) (notes 9 and 18)	Location	Ownership interest	Mining properties (note 17)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine

Tahoe	Guatemala	39.3%	Escobal mine

(d)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method, except when classified as held for sale. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

88  |  GOLDCORP

(In millions of United States dollars, except where noted)

(e)	Impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposals (“FVLCD”) and value-in-use (“VIU”). If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

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(In millions of United States dollars, except where noted)

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operation

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when the following criteria are met:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

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(In millions of United States dollars, except where noted)

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company’s primary product is gold and other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for changes in the fair value of the conversion feature of the outstanding notes recognized in net earnings during the period, and the denominator for the additional weighted average number of common shares on an if converted basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Where insignificant amounts of metals other than gold are produced during the production process, these by-products are valued at their estimated net realizable value.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold (note 8) and Wharf mines (note 8). Under this method, ore is stacked on leach pads and treated with a chemical solution

GOLDCORP  |  91

(In millions of United States dollars, except where noted)

that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Loss.

(n)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company’s investments in associates (note 3(d)).

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(r)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

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(In millions of United States dollars, except where noted)

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

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(In millions of United States dollars, except where noted)

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized (“stripping activity asset”). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved. The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2014, depletion expense would increase by $43 million (2013 – $43 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)

Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation

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(In millions of United States dollars, except where noted)

of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and accretion expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in the Consolidated Statements of Loss on a straight-line basis over the lease term.

GOLDCORP  |  95

(In millions of United States dollars, except where noted)

(q)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Loss.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of Loss.

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(In millions of United States dollars, except where noted)

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Loss. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Loss. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of Loss on initial recognition and subsequently when remeasured.

(s)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (loss) (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

GOLDCORP  |  97

(In millions of United States dollars, except where noted)

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow model utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(t)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) and phantom restricted units (“PRUs”) are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs are estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

98  |  GOLDCORP

(In millions of United States dollars, except where noted)

(u)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these audited consolidated financial statements:

•

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21, which was effective January 1, 2014, did not result in any adjustments to the Company’s consolidated financial statements.

•	The IASB made certain amendments to the following IFRSs and IASs effective January 1, 2014:

IFRS 10 – Consolidated Financial Statements

IFRS 12 – Disclosure of Interests in Other Entities

IAS 27 – Separate Financial Statements

IAS 32 – Financial Instruments: Presentation

IAS 36 – Impairment of Assets

IAS 39 – Financial Instruments: Recognition and Measurement

The amendments did not have an impact on the Company’s consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

GOLDCORP  |  99

(In millions of United States dollars, except where noted)

5.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

6.	CRITICAL JUDGEMENT IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 7), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management.

The Company determined that the Cerro Negro mine was capable of operating at levels intended by management effective January 1, 2015. The Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management effective January 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

100  |  GOLDCORP

(In millions of United States dollars, except where noted)

(d)	Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2014 and 2013, the Company concluded that the assets and liabilities of Wharf and Marigold, respectively, met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, Wharf being its carrying amount and Marigold being its FVLCD. The assets of Wharf and Marigold ceased to be depreciated while they were classified as held for sale.

7.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization (note 20).

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential (note 7(h)(i)). A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or the impact of adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2014, the Company recognized an impairment expense of $2,999 million (2013 – $3,073 million including discontinued operation (note 8)), in respect of the carrying amounts of certain mining interests (note 20). The $2,999 million

GOLDCORP  |  101

(In millions of United States dollars, except where noted)

(2013 – $3,073 million) of impairment expense recognized included $975 million (2013 – $283 million) of impairment charges for goodwill.

At December 31, 2014, the carrying amounts of the Company’s mining interests and goodwill were $24,545 million and $479 million, respectively (December 31, 2013 – $25,138 million and $1,454 million, respectively) (notes 17 and 19).

(b)	Heap leach ore inventories and mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Loss, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2014, the carrying amounts of inventories amounted to $1,021 million (December 31, 2013 – $868 million) (note 15(b)).

(c)	Inventory net realizable value

In determining the net realizable value of work-in-process, heap leach ore, and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s work-in-process, heap leach ore, and stockpiled ore inventory. During the year ended December 31, 2014, the Company recognized an impairment expense of $96 million on its non-current stockpiled ore and heap leach as a result of the carrying amount of certain inventory exceeding net realizable value (2013 – $nil) (note 15). Of the $96 million of impairment, $72 million and $24 million was recorded as production costs and depreciation and depletion in the Consolidated Statements of Loss, respectively.

(d)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(e)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2014, the carrying amount of stripping costs capitalized and included in mining properties was $109 million (December 31, 2013 – $42 million).

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign

102  |  GOLDCORP

(In millions of United States dollars, except where noted)

exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2014, the Company’s total provision for reclamation and closure cost obligations was $695 million (December 31, 2013 – $529 million). The undiscounted value of these obligations is $1,827 million (December 31, 2013 – $1,847 million) (note 24).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2014, the Company applied a 30-year risk-free rate of 3% (2013 – 4.0%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2013 – 5.9%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.2% (2013 – 5.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(i)

In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. The Company has filed with the office of the SEDATU the required documents to expropriate the disputed lands. In addition, the Company will continue to employ all legal means at its disposal to ensure continuity of operations and to protect the Company’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, Peñasquito Mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and progress continues towards a mutually beneficial resolution of the dispute.

(ii)

In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be

GOLDCORP  |  103

(In millions of United States dollars, except where noted)

recorded in the Company’s consolidated financial statements as at and for the years ended December 31, 2014 and 2013, other than what was recorded.

8.	DISCONTINUED OPERATIONS

(a)	Wharf disposition

On January 12, 2015, the Company announced that it had entered into a definitive agreement to sell Wharf to Coeur Mining, Inc. for total consideration of $105 million in cash, subject to certain closing adjustments. The transaction aligns with the Company’s commitment to focus on a portfolio of core assets and is expected to close on February 20, 2015.

At December 31, 2014, the sale of Wharf was considered highly probable, and therefore, met the asset held for sale criteria. Further, the sale of Wharf represents a discontinued operation, therefore, Wharf’s results have been presented as part of net earnings (loss) from discontinued operations for the year ended December 31, 2014 and comparative results have been re-presented as follows:

	2014	2013
Revenues	$94	$78
Production costs	(61)	(52)
Depreciation and depletion	(5)	(4)
Earnings from mine operation	28	22
Finance costs	(1)	(1)
Other expenses	—	(1)
Earnings from discontinued operation before taxes	27	20
Income tax expense	(3)	(5)
Net earnings from discontinued operation	$24	$15
Net earnings per share from discontinued operation
Basic	$0.03	$0.02
Diluted	0.03	0.02

The net cash flows from Wharf have been included as part of net cash flows from discontinued operations for the years ended December 31 as follows:

	2014	2013
Net cash provided by operating activities	$30	$20
Net cash used in investing activities	(5)	(11)

104  |  GOLDCORP

(In millions of United States dollars, except where noted)

Wharf met the criteria for classification as held for sale at December 31, 2014, as a result, its assets and liabilities have been presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being carrying amount. The components of assets and liabilities held for sale relating to Wharf are as follows:

At December 31 2014
Assets
Current assets
Inventories	$25
Other	3
28
Mining interests	51
Other	2
Total assets held for sale	$81
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8
Income taxes payable	1
Provisions	2
11
Deferred income taxes	8
Provisions	32
Other	4
Total liabilities relating to assets held for sale	$55
Net assets held for sale	$26

(b)	Marigold disposition

On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation (“Barrick”), completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp’s share – $184 million). The disposal of the Company’s 66.7% interest in Marigold reflects the Company’s ongoing strategy to focus on a portfolio of core assets. The Company recognized a loss on disposition of $4 million ($21 million after tax), calculated as follows:

Cash proceeds, net of transaction costs	$ 182
Net assets sold and derecognized:
Inventories	69
Other current assets	6
Mining interest	153
Accounts payable and accrued liabilities	(15)
Deferred income taxes	(9)
Provisions	(18)
186
Loss on disposition	(4)
Income tax expense on disposition	(17)
Net loss on disposition	$(21)

GOLDCORP  |  105

(In millions of United States dollars, except where noted)

The results of the Company’s 66.7% share of Marigold have been presented as part of net earnings (loss) from discontinued operations for the years ended December 31 as follows:

	2014	2013
Revenues	$28	$151
Production costs	(22)	(99)
Depreciation and depletion	(4)	(21)
Earnings from mine operation	2	31
Impairment of mining interest (1)	—	(132)
Other expenses	—	(2)
Earnings (loss) from discontinued operation before taxes	2	(103)
Income tax recovery	4	36
Earnings (loss) from discontinued operation	6	(67)
Loss on disposition	(4)	—
Income tax expense on disposition	(17)	—
Net loss on disposition of discontinued operation	(21)	—
Net loss from discontinued operation	$(15)	$(67)
Net loss per share from discontinued operation
Basic	$(0.02)	$(0.09)
Diluted	(0.02)	(0.09)

(1)

As Marigold met the criteria for classification as held for sale at December 31, 2013, its assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being FVLCD. As a result, the Company recognized an impairment expense of $86 million, net of tax ($132 million before tax) against the carrying amount of Marigold’s mining interests at December 31, 2013.

The net cash flows from Marigold have been included as part of net cash flows from discontinued operations for the years ended December 31 as follows:

	2014	2013
Net cash provided by operating activities	$2	$49
Net cash provided by (used in) investing activities	180	(62)

106  |  GOLDCORP

(In millions of United States dollars, except where noted)

9.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. The Company includes certain Alumbrera and Pueblo Viejo operating results and expenditures on mining interests on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company’s chief operating decision maker. Other includes corporate activities, investments in Tahoe and Primero and certain exploration properties in Mexico.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(e)		Expenditures on mining interests (g)
			Years Ended December 31
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$529	$684	$116	$107	$168	$309	$233	$233

Porcupine	379	407	54	56	92	163	80	96

Musselwhite	354	353	63	53	111	101	44	75

Éléonore	—	—	—	—	—	—	687	589

Peñasquito (a) (note 20)	1,432	1,148	270	163	218	(2,270)	326	233

Los Filos	326	457	63	62	57	189	51	112

El Sauzal (note 20)	49	113	13	32	(57)	(22)	—	1

Marlin	367	447	157	142	(6)	94	78	65

Alumbrera (f)(h) (note 20)	386	388	39	108	85	(350)	50	71

Cerro Negro (h) (note 20)	—	—	—	—	(2,980)	—	524	560

El Morro	—	—	—	—	—	—	34	55

Pueblo Viejo (f)	575	431	106	51	242	205	54	98

Wharf (note 8)	94	78	5	4	28	22	4	11

Marigold (notes 8 and 20)	28	151	—	21	2	(101)	1	62

Other (b) (note 20)	—	—	17	15	(251)	(485)	41	35
Attributable segment total (f)	4,519	4,657	903	814	(2,291)	(2,145)	2,207	2,296

Alumbrera (f)(h)	(386)	(388)	(39)	(108)	(55)	55	(50)	(71)

Pueblo Viejo (f)	(575)	(431)	(106)	(51)	(151)	(271)	(54)	(49)

Discontinued operations (note 8)	(122)	(229)	(5)	(25)	(30)	79	(5)	(73)
Consolidated total from continuing operations	$3,436	$3,609	$753	$630	$(2,527)	$(2,282)	$2,098	$2,103

GOLDCORP  |  107

(In millions of United States dollars, except where noted)

		Total Assets
	At December 31 2014		At December 31 2013
Red Lake (a)	$	3,703	$	3,736

Porcupine		716		679

Musselwhite		621		635

Éléonore		3,257		2,491

Peñasquito (a)		9,390		9,414

Los Filos		1,487		1,456

El Sauzal		17		60

Marlin		716		850

Alumbrera		94		172

Cerro Negro		3,945		6,119

El Morro		1,515		1,484

Pueblo Viejo		1,624		1,528

Wharf (note 8)		81		77

Marigold (note 8)		—		227

Other (b)		700		636
Total	$	27,866	$	29,564

		Total Liabilities
	At December 31 2014		At December 31 2013
Red Lake (a)	$	97	$	97

Porcupine		312		241

Musselwhite		91		77

Éléonore		574		541

Peñasquito (a)		3,273		3,031

Los Filos		319		258

El Sauzal		60		78

Marlin		193		183

Alumbrera		—		—

Cerro Negro		1,096		1,618

El Morro		466		467

Pueblo Viejo		—		—

Wharf (note 8)		55		38

Marigold (note 8)		—		44

Other (b)		4,155		3,133
Total	$	10,691	$	9,806

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)	Total corporate assets and liabilities at December 31, 2014 were $321 million and $4,155 million, respectively (December 31, 2013 – $118 million and $3,133 million, respectively).

(c)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

108  |  GOLDCORP

(In millions of United States dollars, except where noted)

The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the years ended December 31 were as follows:

		2014		2013
Gold	$	2,568	$	2,809

Silver		514		527

Zinc		252		167

Lead		92		99

Copper		10		7
	$	3,436		$3,609

The Company’s reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

Years Ended December 31		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$703	$232	$141	$546

	2013	$516	$285	$141	$414

Silver	2014	375	135	6	29

	2013	359	162	9	17

Zinc	2014	252	—	—	—

	2013	167	—	—	—

Lead	2014	92	—	—	—

	2013	99	—	—	—

Copper	2014	10	—	231	—

	2013	7	—	227	—

Molybdenum	2014	—	—	8	—

	2013	—	—	11	—

Total	2014	$1,432	$367	$386	$575

	2013	$1,148	$447	$388	$431

(d)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the year ended December 31, 2014, intersegment purchases include ounces purchased from Pueblo Viejo of $575 million (2013 – $431 million) and revenues related to the sale of those ounces to external third parties were $575 million (2013 – $431 million).

(e)

The $81 million of net expenses for the year ended December 31, 2014 (2013 – $66 million), which reconciles the Company’s loss from operations and associates of $2,527 million (2013 – $2,282 million), to the Company’s loss from continuing operations before taxes of $2,608 million (2013 – $2,348 million), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment, except for net foreign exchange loss of $22 million (2013 – $43 million), which is included in other expenses, that would be primarily allocated to the Cerro Negro, Éléonore and Other segments.

(f)

Includes certain non-operating expenses, such as finance costs and income taxes of Alumbrera and Pueblo Viejo, which are included in the Company’s net equity earnings on a consolidate basis, in order to reconcile attributable segment total to consolidated total from continuing operations.

(g)

Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2014, the change in accrued expenditures and investment tax credits was an increase of $115 million (2013 – $98 million).

(h)

On September 17, 2014, the Argentine government enacted a law which seeks to protect consumers, stem job losses and ensure a steady supply of goods. The new law gives the government broad discretionary powers to control the economy and business decisions of private enterprise. The scope of the legislation is wide and covers all “economic activities” involving goods and services which may satisfy the welfare of the Argentines. It is possible that the new law could extend to the mining industry.

GOLDCORP  |  109

(In millions of United States dollars, except where noted)

10.	PRODUCTION COSTS

Years ended December 31	2014	2013
Raw materials and consumables	$955	$1,088
Salaries and employee benefits (a)	429	451
Contractors	388	374
Royalties (note 17(h))	60	52
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	72	(25)
Change in inventories (notes 15(b) and 17(e))	9	(126)
Other	166	125
	$2,079	$1,939

(a)	Salaries and employee benefits excludes $93 million of salaries and employee benefits included in corporate administration expense for the year ended December 31, 2014 (2013 – $85 million).

11.	FINANCE COSTS

Years ended December 31	2014	2013
Interest expense	$21	$25
Finance fees	5	4
Accretion of reclamation and closure cost obligations (note 24)	23	20
	$49	$49

110  |  GOLDCORP

(In millions of United States dollars, except where noted)

12.	INCOME TAXES

Years ended December 31	2014	2013
Current income tax expense	$135	$97
Deferred income tax (recovery) expense	(575)	212
Income tax (recovery) expense	$(440)	$309

Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2014	2013
Loss from continuing operations before taxes	$(2,608)	$(2,348)
Canadian federal and provincial income tax rates	25%	25%
Income tax recovery based on Canadian federal and provincial income tax rates	(652)	(587)
(Decrease) increase attributable to:
Impact of Mexican mining royalty and tax reform	7	655
Impact of foreign exchange on deferred income tax assets and liabilities	272	133
Other impacts of foreign exchange	(70)	(51)
Non-deductible expenditures	49	18
Effects of different foreign statutory tax rates on earnings of subsidiaries	(56)	(34)
Non-taxable mark-to-market gains on the Convertible Notes (note 25(b))	—	(14)
Non-(taxable) deductible portion of net (earnings) loss from associates	(40)	91
Investment write-downs not tax effected	1	13
Changes in reserves for tax positions	23	(42)
Impact of Mexican inflation on tax values	(23)	(27)
Provincial mining taxes and resource allowance	10	27
Impact of Guatemala tax election on deferred income taxes	—	80
Impact of impairment on mining interests (note 20)	(194)	(32)
Non-deductible impairment charges to goodwill (note 20)	244	71
Other	(11)	8
	$(440)	$309

In December 2013, the Mexican President passed a bill that increased the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Company recorded a non-cash charge of $655 million related to the deferred tax impacts of these tax changes during the year ended December 31, 2013.

GOLDCORP  |  111

(In millions of United States dollars, except where noted)

Income tax recovery (expense) recognized in other comprehensive income (note 25(c)) was as follows:

Years ended December 31	2014	2013
Net valuation losses on available-for-sale securities recognized in other comprehensive income	$(2)	$11
Net valuation losses on available-for-sale securities recognized in net loss	(1)	(4)
Gain on disposition of securities recognized in net loss	3	—
	$—	$7

The significant components of deferred income tax assets and liabilities were as follows:

	At December 31	At December 31
	2014	2013
Deferred income tax assets (a)
Unused non-capital losses	$263	$121
Investment tax credits	91	42
Deductible temporary differences relating to:
Reclamation and closure cost obligations	203	116
Other	198	105
	755	384
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,509)	(5,831)
Other	(179)	(128)
	(5,688)	(5,959)
Deferred income tax liabilities, net	$(4,933)	$(5,575)
Balance sheet presentation
Deferred income taxes assets	$26	$19
Deferred income taxes liabilities	(4,959)	(5,594)
Deferred income tax liabilities, net	$(4,933)	$(5,575)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Deferred tax assets that have not been recognized were as follows:

	At December 31	At December 31
	2014	2013
Unused capital losses (1)	$5	$11
Alternative minimum tax (“AMT”) credits (1)	—	10
Deductible temporary differences relating to:
Unrealized capital losses	41	15
Other	9	4
	$55	$40

(1)	Capital losses and AMT credits have no expiry date.

112  |  GOLDCORP

(In millions of United States dollars, except where noted)

13.	PER SHARE INFORMATION

(a)	Net loss per share

Net loss per share from continuing operations and net loss per share for the years ended December 31 were calculated based on the following:

	2014	2013
Basic and diluted net loss from continuing operations	$(2,170)	$(2,657)
Basic and diluted net loss	$(2,161)	$(2,709)
Basic and diluted weighted average number of shares outstanding (in thousands)	813,206	812,040

As a result of the net loss incurred during the years ended December 31, 2014 and 2013, the effect of the following securities were anti-dilutive, and therefore excluded from the computation of diluted net loss per share from continuing operations and diluted net loss per share.

	2014	2013
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	119	270
RSUs	2,989	2,370
Convertible senior notes	10,766	18,235
Total	13,874	20,875

(b)	Dividends declared

During the year ended December 31, 2014, the Company declared and paid to its shareholders dividends of $0.60 per share for total dividends of $488 million (2013 – $0.60 for total dividends of $486 million). For the period January 1, 2015 to February 18, 2015, the Company declared dividends payable of $0.10 per share for total dividends of $81 million.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	At December 31	At December 31
	2014	2013
Cash and cash equivalents are comprised of:
Cash	$431	$505
Short-term money market investments	51	120
	$482	$625

Years ended December 31	2014	2013
Change in operating working capital
Accounts receivable	$(32)	$(60)
Inventories and stockpiled ore	(192)	(190)
Accounts payable and accrued liabilities	61	(19)
Income taxes	(15)	(235)
Other	(28)	(9)
	$(206)	$(513)

GOLDCORP  |  113

(In millions of United States dollars, except where noted)

Years ended December 31	2014	2013
Operating activities include the following cash received (paid):
Interest received	$4	$5
Interest paid	(23)	(23)
Income taxes refunded	97	22
Income taxes paid	(237)	(355)
Investing activities include the following cash (paid) received:
Purchases of money-market investments	$(105)	$(613)
Proceeds from the maturity of money-market investments	52	613
Purchases of available-for-sale securities	(28)	(2)
Proceeds from the sale of available-for-sale securities	64	8
Investing activities of discontinued operation include the following cash received (paid):
Proceeds on disposition of Marigold, net of transaction costs (note 8)	$182	$—
Principal repayment on promissory note receivable from Primero (note 25(e)(i))	28	13
Expenditures on mining interest (note 8)	(7)	(73)

15.	INVENTORIES

	At December 31	At December 31
	2014	2013
Supplies	$257	$225
Finished goods	194	87
Work-in-process	38	27
Heap leach ore (b)	383	349
Stockpiled ore (b)	149	180
	1,021	868
Less: non-current heap leach and stockpiled ore	(249)	(141)
	$772	$727

(a)

The costs of inventories recognized as expense for the year ended December 31, 2014 amounted to $2,587 million (2013 – $2,473 million), $1,852 million (2013 – $1,858 million) and $735 million (2013 – $615 million) of which was included in production costs and depreciation and depletion on the Consolidated Statements of Loss, respectively.

(b)

The Company recognized total impairment expense of $96 million during the year ended December 31, 2014, of which $55 million and $41 million were recognized against non-current stockpiled ore and heap leach ore, respectively. Of the total impairment expense, $72 million and $24 million was recognized as production costs and depreciation and depletion expense on the Consolidated Statements of Loss, respectively.

16.	OTHER CURRENT ASSETS

	At December 31	At December 31
	2014	2013
Current derivative assets (note 25(b))	$15	$41
Prepaid expenses	58	48
Notes receivable	—	5
Marketable securities (note 21)	14	5
Accrued interest receivable (note 18(f))	26	—
Other receivables	45	45
	$158	$144

114  |  GOLDCORP

(In millions of United States dollars, except where noted)

17.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves	Reserves		Plant and	Investments
	and	and	Exploration	equipment	in associates
	resources	resources	potential	(f)(g)	(note 18)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (a)(b)	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 8)	1	—	—	3	—	4
Reclassifications to mining interests classified as held for sale (note 8)	(46)	—	—	(54)		(100)
Share of net earnings of associates	—	—	—	—	156	156
Disposition of investment in associate	—	—	—	—	(175)	(175)
Dividends from associates	—	—	—	—	(109)	(109)
Transfers and other movements (c)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Depreciation and depletion (e)	(500)	—	—	(355)		(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 8)	(3)	—	—	(3)		(6)
Reclassifications to mining interests classified as held for sale (note 8)	12	—	—	37		49
Impairment charges (note 20)	(17)	(957)	(585)	(465)		(2,024)
Transfers and other movements (c)	—	—	—	9		9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)		(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP  |  115

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves	Reserves		Plant and	Investments in
	and	and	Exploration	equipment	associates
	resources	resources	potential	(f)(g)	(note 18)	Total
Cost
At January 1, 2013	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (a)(b)	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 8)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 8)	(273)	(18)	—	(195)	—	(486)
Share of net loss and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (c)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (e)	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 8)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 8)	187	8	—	139		334
Impairment charges (note 20)	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (c)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

116  |  GOLDCORP

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At December 31 2014	At December 31 2013
Red Lake	$738	$1,090	$723	$484	$3,035	$2,906
Porcupine	431	64	—	137	632	573
Musselwhite (h)	185	4	111	223	523	537
Éléonore (a)(h)	—	1,955	—	1,137	3,092	2,358
Peñasquito (a)(h) (note 20)	2,463	975	4,267	1,014	8,719	8,624
Los Filos (h)	585	36	—	170	791	786
El Sauzal (h) (note 20)	—	—	—	—	—	31
Marlin (h)	374	64	32	126	596	654
Cerro Blanco (note 20)	—	47	—	1	48	49
Wharf (note 8)	—	—	—	—	—	45
Cerro Negro (a)(h) (note 20)	—	1,702	935	792	3,429	4,825
El Morro (a)(h)	—	1,343	112	18	1,473	1,439
Corporate and Other (d) (note 20)	—	—	10	110	120	101
	$4,776	$7,280	$6,190	$4,212	$22,458	$22,928
Investments in associates (note 18)
Alumbrera (h) (note 20)					94	172
Pueblo Viejo (h)					1,624	1,528
Other (note 20)					369	510
					2,087	2,210
					$24,545	$25,138

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2014	2013
Éléonore	$ 45	$26
Camino Rojo	7	7
Cerro Negro	69	43
El Morro	13	15
	$ 134	$91

The Company’s borrowings eligible for capitalization included the Company’s $1.0 billion notes (the “$1.0 billion Notes”), $1.5 billion notes (the “$1.5 billion Notes”), $863 million convertible senior notes (the “Convertible Notes”), the $2.0 billion revolving credit facility (collectively, “general borrowings”), and certain financing arrangements held by Cerro Negro (note 23).

The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the year ended December 31, 2014 of 4.47% (2013 – 5.44%), proportionately to the accumulated qualifying expenditures on mining interests. Of the $121 million of borrowing costs on the Company’s general borrowings during the year ended December 31, 2014 (2013 – $106 million), $108 million (2013 – $80 million) was capitalized with the remainder recognized as finance costs in the Consolidated Statements of Loss. For the year ended December 31, 2014, all of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $26 million (2013 – $11 million) were capitalized.

GOLDCORP  |  117

(In millions of United States dollars, except where noted)

(b)

During the year ended December 31, 2014, the Company incurred $151 million (2013 – $152 million), in exploration and evaluation expenditures, of which $110 million (2013 – $107 million), had been capitalized and included in expenditures on mining interests. The remaining $41 million (2013 – $45 million) were expensed.

(c)

Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interest expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period.

(d)	Corporate and Other includes exploration properties in Mexico with a carrying amount at December 31, 2014 of $10 million.

During the year ended December 31, 2013, the Company recorded an impairment expense of $59 million against the carrying amount of the exploration properties (note 20) of which $20 million was recorded against the Company’s 30.8% interest in the Cerro del Gallo project prior to its disposal to Primero on December 19, 2013. The Company received a cash payment of $8 million on the sale with additional contingent payments dependent on the project meeting certain milestones or market conditions, and recognized a loss of $11 million. At December 31, 2013, after the recording of impairment expense and net expenditures and disposals, the carrying amount of exploration properties in Mexico was $8 million.

(e)

Depreciation and depletion expensed for year ended December 31, 2014 was $753 million (2013 – $630 million), as compared to total depreciation and depletion $855 million (2013 – $705 million), due to the capitalization of depreciation of $50 million (2013 – $43 million) relating to development projects (note 17(c)) and movements in amounts allocated to inventories of $52 million (2013 – $32 million).

(f)

At December 31, 2014, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $547 million (December 31, 2013 – $1,488 million).

(g)	At December 31, 2014, finance leases included in the carrying amount of plant and equipment amounted to $67 million (December 31, 2013 – $75 million).

(h)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSR“s), modified NSRs, net profits interest (“NPI”), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2014, royalties included in production costs amounted to $60 million (2013 – $52 million) (note 10). At December 31, 2014, the significant royalty arrangements of the Company and its associates were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver (1)
Los Filos	0.5% of gross income on sale of gold and silver (1)
El Sauzal	0.5% of gross income on sale of gold and silver (1)
Marlin (2)	5% of NSR
Marigold (note 8)	5 – 10% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Pueblo Viejo	3.2% of NSR
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
El Morro	2% of NSR

(1)	Effective January 1, 2014.

(2)	On November 28, 2014, the Guatemalan government passed legislation increasing the royalties paid on the production of precious metals in Guatemala to 10% of NSR effective January 1, 2015.

118   |   GOLDCORP

(In millions of United States dollars, except where noted)

18.	INVESTMENTS IN ASSOCIATES

At December 31, 2014, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 39.3% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 17). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

The carrying amounts of the Company’s investments in associates at December 31, 2014 and 2013 were as follows:

	Alumbrera (a)	Pueblo Viejo (f)	Other (a)(b)(1)	Total
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associates	(108)	—	(1)	(109)
Company’s share of net earnings of associates	30	91	35	156
Disposition of investment in associate	—	—	(175)	(175)
Other	—	5	—	5
Carrying amount – at December 31, 2014	$94	$1,624	$369	$2,087
Carrying amount – at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments	—	49	—	49
Dividends from associate	(108)	—	—	(108)
Impairment of investments in associates	(276)	—	(19)	(295)
Company’s share of net loss of associates	(19)	(66)	(15)	(100)
Other	—	(1)	2	1
Carrying amount – at December 31, 2013	$172	$1,528	$510	$2,210

(1)	Includes results of Tahoe, and Primero to its disposition date of March 26, 2014.

Summarized financial information for the Company’s investments in associates, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2014	Alumbrera	Pueblo Viejo (d)(f)	Other (b)	Total
Revenues	$1,028	$1,438	$399	$2,865
Production costs	(698)	(570)	(176)	(1,444)
Depreciation and depletion	(104)	(264)	(57)	(425)
Earnings from mine operations (c)	226	604	166	996
Net earnings of associates (c)	$80	$227	$87	$394
Company’s equity share of net earnings of associates	$30	$91	$35	$156
Year ended December 31, 2013
Revenues	$1,034	$1,078	$200	$2,312
Production costs	(628)	(439)	(88)	(1,155)
Depreciation and depletion	(289)	(128)	(39)	(456)
Earnings from mine operations (c)	117	511	73	701
Net losses of associates (c)	$(51)	$(165)	$(44)	$(260)
Company’s share of net loss of associates	$(19)	$(66)	$(15)	$(100)
Impairment of investments in associates (a)	$(276)	$—	$(19)	$(295)
Company’s equity share of net loss of associates	$(295)	$(66)	$(34)	$(395)

GOLDCORP  |  119

(In millions of United States dollars, except where noted)

At December 31, 2014	Alumbrera	Pueblo Viejo
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities (e)(f)	276	2,764
	456	3,396
Net assets	251	4,061
Company’s equity share of net assets of associates	$94	$1,624
At December 31, 2013
Current assets	$688	$556
Non-current assets (a)	299	6,975
	987	7,531
Current liabilities	262	664
Non-current liabilities (e)(f)	267	3,047
	529	3,711
Net assets	458	3,820
Company’s equity share of net assets of associates	$172	$1,528

The equity share of cash flows of the Company’s investments in associates are as follows:

Year ended December 31, 2014	Alumbrera	Pueblo Viejo (e)	Other	Total
Net cash provided by operating activities	$115	$209	$44	$368
Net cash provided by (used in) investing activities	21	(68)	(24)	(71)
Net cash (used in) provided by financing activities	(132)	(41)	3	(170)
Year ended December 31, 2013
Net cash provided by (used in) operating activities	$128	$43	$(7)	$164
Net cash used in investing activities	(169)	(96)	(79)	(344)
Net cash (used in) provided by financing activities	(107)	65	9	(33)

(a)	The quoted market value of the Company’s investment in Tahoe at December 31, 2014 was $808 million ($2013 – $1.0 billion) , based on the closing share price of Tahoe.

Due to the quoted market value of Primero being lower than its carrying amount at December 31, 2013, the Company performed an assessment on the recoverable amount of Primero against the carrying amount of the investment. As a result, the Company recorded an impairment expense of $19 million representing the difference between the carrying amount of the investment and the VIU as of December 31, 2013 (note 20).

At December 31, 2013, the Company recognized an impairment expense of $276 million in respect of its investment in Alumbrera (note 20).

(b)

On March 5, 2014, Primero issued approximately 41 million common shares to a third party as consideration paid for a business acquisition. As a result, the Company’s equity interest in Primero was diluted from 26.9% on December 31, 2013 to 19.5% on March 5, 2014. Subsequently, on March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million. The Company’s share of Primero’s net earnings for the period January 1, 2014 to March 26, 2014, the date of disposition, were included in the Company’s consolidated results for the year ended December 31, 2014.

(c)

The net expense of $602 million for the year ended December 31, 2014 (2013 – $961 million), which reconciles earnings from mine operations of $996 million (2013 – $701 million), to net earnings of associates of $394 million (2013 – net losses of $260 million), is comprised primarily of finance costs, accretion on the reclamation and closure costs, and income taxes.

120   |   GOLDCORP

(In millions of United States dollars, except where noted)

(d)

During the third quarter of 2013, Pueblo Viejo reached an agreement with the Government of the Dominican Republic concerning amendments to the Special Lease Agreement (“SLA”) for the Pueblo Viejo mine clarifying various administrative and operational matters. These amendments included the following items: elimination of a 10% return embedded in the initial capital investment for purposes of the NPI; an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of depreciation rates; and the establishment of a graduated minimum tax. The graduated tax will be adjusted up or down based on metal prices. The agreement also included the following broad parameters consistent with the SLA: corporate income tax rate of 25%; net smelter royalty of 3.2%; and a NPI of 28.8%.

As a result of the amendments, a cumulative $183 million charge was recognized in the Company’s equity share of net losses of associates during the year ended December 31, 2013, comprised of current and deferred taxes.

(e)

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million) which was fully drawn during the year ended December 31, 2013. The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks.

The financing consists of original tranches of $400 million, $375 million and $260 million. The coupon rate of the $375 million tranche is 3.85%. The coupon rates of the $400 million tranche and the $260 million tranches both increased from LIBOR plus 3.25% to LIBOR plus 4.1% (inclusive of political risk insurance premium) effective April 26, 2014 in accordance with the terms of the financing agreement. Barrick and Goldcorp, for their proportionate share of the loan, have each provided a guarantee which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. The guarantee continued to be in place at December 31, 2014 with Pueblo Viejo achieving the operational and technical milestones required for the credit facility to become non-recourse to Barrick and Goldcorp on February 17, 2015, which resulted in the termination of the guarantees. During the year ended December 31, 2014, total repayments of $102 million (2013 – $45 million) were made (Goldcorp’s share – $41 million (2013 – $18 million)). At December 31, 2014, the outstanding balance of the credit facility was $888 million (Goldcorp’s share – $355 million).

(f)

In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. With the consent of the Company, repayments of interest and principal have been deferred for three years. The carrying amount of the loans are included as part of the carrying amount of the Company’s investment in Pueblo Viejo. At December 31, 2014, the carrying amount of the loans was $600 million (December 31, 2013 – $585 million), which is being accreted to face value over the term of the loans. Included in other current and non-current assets of the Company was $49 million (December 31, 2013 – $24 million) of interest receivable.

19.	GOODWILL

The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 9 as shown below:

	Cerro Negro	Red Lake	Peñasquito	Los Filos	Total
At December 31, 2012	$975	$405	$283	$74	$1,737
Impairment expense (note 20)	—	—	(283)	—	(283)
At December 31, 2013	975	405	—	74	1,454
Impairment expense (note 20)	(975)	—	—	—	(975)
At December 31, 2014	$—	$405	$—	$74	$479

GOLDCORP  |  121

(In millions of United States dollars, except where noted)

20.	IMPAIRMENT

The Company’s impairment expense in respect of the following CGUs for the years ended December 31 were:

	Mining properties
	Depletable	Non-depletable
2014	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Goodwill	Total
Cerro Negro	$—	$957	$585	$463	$—	$975	$2,980
El Sauzal	17	—	—	2	—	—	19
Total impairment	$17	$957	$585	$465	$—	$975	$2,999
2013
Peñasquito	$647	$108	$1,129	$260	$—	$283	$2,427
Cerro Blanco	—	126	—	5	—	—	131
El Sauzal	26	—	—	3	—	—	29
Mexico exploration properties	—	—	59	—	—	—	59
Impairment – continuing operations	673	234	1,188	268	—	283	2,646
Alumbrera (1)	—	—	—	—	276	—	276
Primero (1)	—	—	—	—	19	—	19
Marigold (note 8) (2)	74	8	—	50	—	—	132
Total impairment	$747	$242	$1,188	$318	$295	$283	3,073

(1)	Included in share of net earnings (loss) of associates on the Consolidated Statements of Loss.

(2)	Included in net earnings (loss) from discontinued operations on the Consolidated Statements of Loss.

(a)	Impairment testing

The recoverable amounts of the Company’s CGUs are based on their future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, discount rates, inflation and exchange rates. The Company’s impairment testing incorporated the following assumptions:

(i)	Weighted average cost of capital

Projected cash flows were discounted using an after-tax discount rate of 5% (2013 – 5%) which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

(ii)	Pricing assumptions

Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. The metal prices assumptions used in the Company’s impairment assessments were as follows:

	At December 31, 2014				At December 31, 2013
Metal price assumptions	2015 to 2016		2017 to 2018	2019 and Long-term	2014	2015 to 2018	Long-term
Gold (per ounce)	$1,200		$1,300	$1,300	$1,200	$1,300	$1,300
Silver (per ounce)	18		21	22	20	22	22
Copper (per pound)	3.00		3.00	3.00	3.00	3.04	3.00
Zinc (per pound)	1.00		1.00	0.90	0.90	0.90	0.90
Lead (per pound)	0.95	(1)	1.00	0.90	1.00	0.90	0.90

(1)	2016 lead price assumption at $1.00 per pound.

122   |   GOLDCORP

(In millions of United States dollars, except where noted)

(iii)	Additional CGU-specific assumptions affecting the recoverable amount assessment

Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2014 are as follows:

Cerro Negro

Economic environment

The financial consequences of the restrictions on importation of goods and services into Argentina and limitation on the exchange of Argentine pesos into US dollars as well as the continuing inflationary environment in the country are negatively impacting operations at the Cerro Negro mine.

Future operating costs assumptions, which have been impacted by Argentina’s current inflationary and foreign exchange environment, included in Cerro Negro’s life-of-mine (“LOM”) are $76.10 per tonne of ore mined, $38.90 per tonne of ore milled, and general and administrative costs of $56.20 per tonne of ore milled. Additionally, the key assumption in Cerro Negro’s LOM that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso has also been updated to be effective January 1, 2016 rather than following production start-up.

Valuation of exploration potential of in-situ ounces

The exploration potential at Cerro Negro is included as part of the Cerro Negro CGU and is valued using a probability weighted average of the income and market transaction approaches, which estimates annuity cash flows as an extension to mine life and examines market comparable information and external market risk, taking into account product mix exposure and characteristics of the property, respectively. Based on the assessment performed as at December 31, 2014, the Company concluded that the market value of the exploration potential at Cerro Negro had declined by approximately 40% to 55% resulting in a reduction of the estimated recoverable amount of that exploration potential.

At December 31, 2014, the Company recorded impairment expense of $2,980 million, before tax ($2,300 million, after tax), in respect of its mining interest and goodwill in Cerro Negro.

El Sauzal

During the three months ended September 30, 2014, the Company suspended mining operations at El Sauzal after experiencing instability in the pit wall and crest of the Trini Pit. The impact of the pit wall instability on El Sauzal’s operations was evaluated and it was deemed unsafe and uneconomical to continue mining the remainder of the high grade ore at the bottom of the Trini Pit, which resulted in the acceleration of the mine closure plan and a decrease in the recoverable ounces and associated future after-tax cash flows to be generated over the remaining life of mine. As a result, the Company recorded impairment expense of $19 million, before tax ($13 million, after tax), against the carrying amount of El Sauzal. There was no change in this assessment from September 30, 2014 to December 31, 2014.

Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2013 are as follows:

Peñasquito

Impairment expense of $2,427 million, before tax ($1,827 million, after tax), was recorded related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

Cerro Blanco

Impairment expense of $131 million, before tax ($131 million, after tax), was recorded against the carrying amount of Cerro Blanco’s mining interests as a result of the Company’s intention to cease development of this project due to cash flow constraints arising from the declining metal price environment.

Alumbrera

As a result of an updated LOM which included lower forecast ore tonnes mined and higher than expected reclamation costs, in combination with the change in metal price assumptions, an impairment expense of $276 million, before tax ($276 million, after tax), was recorded against the carrying amount of the Company’s investment in Alumbrera during the year ended December 31, 2013.

GOLDCORP  |  123

(In millions of United States dollars, except where noted)

Primero

An impairment assessment was performed in respect of its equity investment in Primero due to a decline in the quoted market value of Primero below the carrying amount of the Company’s investment. The cumulative impact of equity transactions undertaken by Primero had reduced the recoverable amount of the Company’s investment, therefore an impairment expense of $19 million, before tax ($19 million, after tax), was recorded in respect of its investment in Primero.

El Sauzal

An impairment expense of $29 million, before tax ($20 million, after tax) was recorded against the carrying amount of El Sauzal’s mining interest as a result of changes in metal price assumptions and the increase in estimated reclamation costs as the mine approached the end of its mine life.

Mexican exploration properties

Due to the depressed metals price environment, the impact of the tax reforms in Mexico, and evaluation of the future exploration potential, management elected to cease further exploration at several exploration properties in Mexico. As a result, an impairment expense of $59 million, before tax ($42 million, after tax) was recognized, against the carrying amounts of the properties’ mining interests.

b)	Sensitivity analysis

As part of the annual review of the recoverable amounts of its CGUs, which incorporates the changes to the LOM plans arising from the Company’s annual planning and reserve and resource process, the Company undertook a sensitivity analysis to identify the impact of changes in long-term pricing and production costs relative to current assumptions which would cause a CGU’s carrying amount to exceed the aggregate of its recoverable amount.

As at December 31, 2014, the carrying amounts, including goodwill, net of tax, for Red Lake, Éléonore, Los Filos, and Marlin CGUs were $3.0 billion, $2.8 billion, $0.7 billion, and $0.5 billion, respectively (2013 – $2.9 billion, $2.1 billion, $0.7 billion, and $0.6 billion, respectively).

The table below indicates the long-term gold price assumptions, incorporating a 5% reduction in operating costs as the consequential effects of these prices, required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Éléonore, Los Filos, and Marlin CGUs.

Long-term price – $ per ounce required for recoverable amount to equal carrying amount	At December 31 2014
Red Lake	$1,222
Éléonore	1,067
Los Filos	987
Marlin	1,192

However, the Company believes that adverse changes in metal price assumptions would also impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of these adverse metal price changes.

The following table indicates the change in production cost assumptions that would be required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Éléonore, Los Filos, and Marlin CGUs:

% increase required for recoverable amount to equal carrying amount	At December 31 2014
Red Lake	5.1%
Éléonore	25.5%
Los Filos	24.8%
Marlin	0.4%

Argentina’s current inflationary and foreign exchange environment also continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso effective January 1, 2016. Should this assumption regarding the future macroeconomic situation in Argentina change,

124   |   GOLDCORP

(In millions of United States dollars, except where noted)

and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted. For an 1% increase or decrease in inflation, compounded annually, without a corresponding change in the Argentine peso, Cerro Negro’s recoverable amount would decrease or increase by $85 million.

21.	INVESTMENTS IN SECURITIES

	At December 31 2014	At December 31 2013
Equity securities – available-for-sale	$57	$82
Less: marketable securities included in other current assets (note 16)	(14)	(5)
	$43	$77

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months, otherwise, they are classified as marketable securities and included in other current assets.

22.	OTHER NON-CURRENT ASSETS

	At December 31 2014	At December 31 2013
Sales/indirect taxes recoverable	$298	$208
Accrued interest receivable	23	24
Notes receivable	—	23
Other	24	35
	$345	$290

23. DEBT

	At December 31 2014	At December 31, 2013 (1)
$1.0 billion Notes (a)
$550 million 7-year notes	$545	$—
$450 million 30-year notes	443	—
	988	—
$1.5 billion Notes (b)
$500 million 5-year notes	496	495
$1.0 billion 10-year notes	988	987
	1,484	1,482
$863 million convertible senior notes (c)	—	832
425 million Argentine pesos loan (d)	49	—
1.6 billion Argentine pesos loan (e)	184	—
180 million Argentine pesos loan (f)	21	28
$131 million credit facility (g)	—	131
469 million Argentine peso credit facility (h)	26	34
$2.0 billion credit facility (i)	840	—
	3,592	2,507
Less: current portion of debt (c)(e)(f)(g)(h)	(150)	(997)
	$3,442	$1,510

GOLDCORP  |  125

(In millions of United States dollars, except where noted)

(1)

The Argentine pesos denominated debt was included in other current and non-current liabilities at December 31, 2013 and has been reclassifed to current and non-current debt in the comparative at December 31, 2014.

(a)

On June 9, 2014, the Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes with a coupon rate of 3.625% (the “2021 Notes”) and $450 million in 30-year notes with a coupon rate of 5.45% (the “2044 Notes”), which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 2021 Notes and the 2044 Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)

On March 20, 2013, the Company issued the $1.5 billion Notes, consisting of $500 million in 5-year notes (“5-year Notes”) with a coupon rate of 2.125% and $1.0 billion in 10-year notes (“10-year Notes”) with a coupon rate of 3.70% which mature on March 15, 2018 and March 15, 2023, respectively. The Company received total proceeds of $1.48 billion, net of transaction costs. The $1.5 billion Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to their face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively.

(c)

On June 5, 2009, the Company issued Convertible Notes with an aggregate principal amount of $863 million. Upon maturity on August 1, 2014, the Company repaid the $863 million of outstanding principal on the Convertible Notes.

(d)

On October 14, 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A. (“Oroplata S.A.”), entered into a 425 million Argentine peso ($50 million, net of transaction costs) loan agreement with a third party in Argentina, repayable on December 30, 2016. The facility bears interest at the average interest rate paid on short-term deposits over 1 million Argentine pesos (“Badlar”), plus a floating margin including 3.5%, payable monthly, with Badlar subject to a floor of 15%. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 29.0%.

(e)

On October 17, 2014, the Company, through Oroplata S.A., entered into a 1.6 billion Argentine peso ($185 million, net of transaction costs) loan agreement with third parties in Argentina repayable in three consecutive monthly installments beginning in November 2015. The facility bears interest at Badlar, plus a floating margin including 3.5%, payable monthly. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 29.2%.

(f)

On October 29 and November 13, 2013, the Company, through Oroplata S.A., entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015.

(g)

On January 14, 2013, the Company, through Oroplata S.A., entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. In December 2013, the credit facility was extended to January 17, 2015 under the same terms and conditions. During the year ended December 31, 2014, the facility was repaid in full.

(h)

On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. In June 2014, the facility was extended to December 12, 2014 and further extended in December 2014 to June 11, 2015. Both extensions were under the same terms and conditions. The facility bears interest at Badlar, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2014, the Company had drawn 220 million Argentine pesos under the credit facility (December 31, 2013 – 220 million Argentine pesos). During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 21.8% (2013 – 18.9%).

(i)

On July 18, 2014, the Company extended the maturity date of its $2.0 billion revolving credit facility under the same terms and conditions from March 6, 2018 to July 18, 2019. During the year ended December 31, 2014, the Company drew down a total of $4.58 billion (2013 – $300 million) on the credit facility, of which $3.74 billion (2013 – $300 million) was repaid during the the year. The credit facility bears interest rate of LIBOR plus 1.2%. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 1.4% (2013 – nominal).

126   |   GOLDCORP

(In millions of United States dollars, except where noted)

24.	NON-CURRENT PROVISIONS

	At December 31 2014	At December 31 2013
Reclamation and closure cost obligations	$ 695	$529

Less: current portion included in other current liabilities	(63)	(27)
	632	502

Other	39	15
	$ 671	$517

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2014, the present value of obligations relating to operating, inactive and closed mines and development projects was estimated at $344 million, $282 million and $69 million, respectively (December 31, 2013 – $275 million, $184 million and $70 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years, with the majority estimated to be incurred within the next 30 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2014 was $695 million (December 31, 2013 – $529 million) and was calculated using an effective weighted discount rate of 4.2% (2013 – 5.3%). The undiscounted value of these obligations was $1,827 million (December 31, 2013 – $1,847 million), calculated using an effective weighted inflation rate assumption of 2% (2013 – 2%).

Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2014	2013
Reclamation and closure cost obligations – beginning of year	$ 529	$500

Reclamation expenditures	(33)	(14)

Reclamation expenditures for discontinued operations	(2)	(1)

Accretion expense, included in finance costs (note 11)	23	20

Accretion expense for discontinued operation (note 8)	1	1

Revisions in estimates and obligations incurred	202	40

Revisions in estimates and obligations incurred for discontinued operations	9	—

Reclassification of reclamation and closure cost obligations to discontinued operation (note 8)	(34)	(17)
Reclamation and closure cost obligations – end of year	$ 695	$529

GOLDCORP  |  127

(In millions of United States dollars, except where noted)

25.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At December 31, 2014	Loans and receivables	Available for sale securities	FVTPL	Held to maturity/ other financial liabilities	Total
Financial assets

Cash and cash equivalents	$—	$—	$482	$—	$482

Money market investments	53	—	—	—	53

Accounts receivable arising from sale of metal concentrates	—	—	187	—	187

Investments in securities	—	57	—	—	57

Derivative assets	—	—	17	—	17

Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities

Debt	$—	$—	$—	$(3,592)	$(3,592)

Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)

Derivative liabilities	—	—	(49)	—	(49)

Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)
At December 31, 2013
Financial assets

Cash and cash equivalents	$—	$—	$625	$—	$625

Accounts receivable arising from sale of metal concentrates	—	—	254	—	254

Investments in securities	—	82	—	—	82

Derivative assets	—	—	42	—	42

Other current and non-current financial assets	112	—	—	—	112
Total financial assets	$112	$82	$921	$—	$1,115
Financial liabilities

Debt	$—	$—	$—	$(2,507)	$(2,507)

Accounts payable and accrued liabilities	—	—	—	(856)	(856)

Derivative liabilities	—	—	(57)	—	(57)

Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(57)	$(3,397)	$(3,454)

128  |  GOLDCORP

(In millions of United States dollars, except where noted)

(b)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL were as follows:

	At December 31 2014	At December 31 2013
Current derivative assets (1)

Foreign currency, heating oil, copper, lead, and zinc contracts	$15	$41
Non-current derivative assets (1)

Foreign currency contracts	$2	$1
Current derivative liabilities (2)

Foreign currency, heating oil, copper, lead, and zinc contracts	$(48)	$(43)

Non-financial contract to sell silver to Silver Wheaton (i)	—	(13)

Conversion feature of the Convertible Notes (ii)	—	(1)
	$(48)	$(57)
Non-current derivative liabilities (2)

Foreign currency contracts	$(1)	$—

(1)	Included in other current and non-current assets on the Consolidated Balance Sheets.

(2)	Included in other current and non-current liabilities on the Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2014	At December 31 2013
Arising from sales of metal concentrates – classified as at FVTPL	$ 187	$ 254

Not arising from sales of metal concentrates (1)	207	215
Accounts receivable	$ 394	$ 469

(1)	Comprised mainly of sales/indirect taxes recoverable.

The net (losses) gains on derivatives for the years ended December 31 were comprised of the following:

	2014	2013
Realized (losses) gains

Foreign currency, heating oil, copper, lead, and zinc contracts	$(9)	$23

Non-financial contract to sell silver to Silver Wheaton (i)	(3)	(10)
	(12)	13
Unrealized (losses) gains

Foreign currency, heating oil, copper, lead, and zinc contracts	(31)	(14)

Non-financial contract to sell silver to Silver Wheaton (i)	2	27

Conversion feature of the Convertible Notes (ii)	1	57
	(28)	70
	$(40)	$83

(i)	Non-financial contract to sell silver to Silver Wheaton

On August 5, 2014, the Company completed the delivery of the remaining ounces under its commitment to deliver 1.5 million ounces of silver per year to Silver Wheaton Corporation (“Silver Wheaton”) at a fixed price per ounce over four years. At December 31, 2013, management estimated that the fair value of the Company’s commitment to deliver the remaining 0.9 million ounces was $13 million. The fair value was estimated as the difference between the silver forward market price ranging from $19.38 to $19.44 per ounce for the remainder of the contract period, and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered.

GOLDCORP  |  129

(In millions of United States dollars, except where noted)

The Company recorded a net loss on derivatives in the year ended December 31, 2014 of $1 million (2013 – net gain of $17 million) which comprised of a realized loss of $3 million (2013 – $10 million) on ounces delivered during the year and an unrealized gain of $2 million (2013 – $27 million) representing the change in fair value of the commitment to deliver the remaining ounces prior to August 5, 2014.

(ii)	Conversion feature of convertible senior notes

During the year ended December 31, 2014, the Company recognized an unrealized gain of $1 million (2013 – $57 million) on derivatives, representing the change in fair value of the conversion feature of the Convertible Notes prior to the date of repayment (note 23(c)).

At December 31, 2013, current derivative liabilities included $1 million representing the fair value of the conversion feature of the Convertible Notes outstanding.

(c)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 16) and investments in securities (note 22)) are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in OCI for the years ended December 31 were as follows:

	2014	2013
Mark-to-market gains (losses) on available-for-sale securities	$11	$(87)

Deferred income tax (expense) recovery in OCI	(2)	11
Unrealized gains (losses) on securities, net of tax	9	(76)

Reclassification adjustment for impairment losses included in net loss, net of tax of $1 (2013 – $4 million)	5	29

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss, net of tax of $3 million (2013 – $nil)	(20)	(1)
	$(6)	$(48)

(d)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2014		At December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 14)	$482	$—	$625	$—

Investment in securities (note 21)	47	10	82	—

Accounts receivable arising from sales of metal concentrates (note 25(b))	—	187	—	254

Current and non-current derivative assets (note 25(b))	—	17	—	42

Current and non-current derivative liabilities (note 25(b))	—	(49)	—	(57)

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(In millions of United States dollars, except where noted)

At December 31, 2014 and 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2014 and 2013.

At December 31, 2014 and 2013, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2014 and 2013, certain mining interests and goodwill related to certain CGUs were assessed as impaired and written down to their recoverable amounts, being their FVLCD, including Marigold which was classified as an asset held for sale at December 31, 2013 and measured at the lower of its carrying amount and FVLCD, being FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 20).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 25(b)).

The Company’s derivative assets and liabilities, including the respective valuation methodologies, were comprised of the following: (note 25(b)):

Commodity and currency forward and option contracts

The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton

The fair value of ounces to be delivered was calculated using quoted silver forward prices for the remainder of the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and multiplied by the remaining ounces to be delivered.

Conversion feature of the Convertible Notes

The fair value of the conversion feature was calculated using a third party option pricing model that incorporates the closing price of the Convertible Notes at the balance sheet date, which are traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheets

At December 31, 2014, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (2)	Fair value
$1.0 billion notes	1	Closing price	$991	$1,011

$1.5 billion notes	1	Closing price	1,498	1,485

425 million Argentine pesos loan	2	30.9% (1)	49	52

1.6 billion Argentine pesos loan	2	30.9% (1)	186	189

180 million Argentine pesos loan	2	30.9% (1)	21	19

(1)	Represents market quoted yield on similar borrowings by the Company in Argentina on December 31, 2014.
(2)	Includes accrued interest payable.

GOLDCORP  |  131

(In millions of United States dollars, except where noted)

At December 31, 2014, the carrying amounts of money market investments, other financial assets, accounts payable, accrued liabilities, other financial liabilities and certain debt are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Finance Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2014 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2014	At December 31 2013
Cash and cash equivalents (note 14)	$482	$625

Accounts receivable arising from sales of metal concentrates (note 25(b))	187	254

Other current and non-current receivables (notes 16 and 22)	62	60

Money market investments	53	—

Current and non-current derivative asset (note 25(b))	17	42

Current and non-current notes receivable (notes 16 and 22) (1)	—	28

Accrued interest receivable (notes 16 and 22)	49	24
	$850	$1,033

(1)	On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2014, the Company generated operating cash flows from continuing operations, one of the Company’s main sources of liquidity, of $982 million (2013 – $886 million). At December 31, 2014, Goldcorp held cash and cash equivalents of $482 million (December 31, 2013 – $625 million) and money market investments of $53 million (December 31, 2013 –

132  |  GOLDCORP

(In millions of United States dollars, except where noted)

$nil). At December 31, 2014, the Company had working capital of $691 million (December 31, 2013 – $341 million), $26 million of which represents the Company’s net assets held for sale (December 31, 2013 – $183 million), which the Company defines as current assets less current liabilities.

In addition to operating cash flows from continuing operations, the Company enters into capital transactions to fund its expansionary plans and development projects (notes 18(f) and 23). During the year ended December 31, 2014, the Company issued the $1.0 billion Notes, which were partially used to repay the Convertible Notes, which matured on August 1, 2014. The Company also extended the terms of the $2.0 billion revolving credit facility and the 1-year 469 million Argentine peso credit facility and entered into new Argentine pesos financing arrangements (note 23). At December 31, 2014, the undrawn balance of the $2.0 billion revolving credit facility was $1.16 billion.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflow:

		At December 31, 2014				At December 31, 2013

	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total
Accounts payable and accrued liabilities (1)	$1,016	$—	$—	$—	$1,016	$829

Current and non-current derivative liabilities (note 25(b)) (2)	48	1	—	—	49	56

Debt repayments (principal portion) (note 23)	154	970	500	2,000	3,624	2,565

Interest payments on debt (note 23)	178	202	168	761	1,309	417

Capital expenditure commitments (3)	318	34	—	—	352	522

Reclamation and closure cost obligations (note 24)	66	48	84	1,629	1,827	1,847

Minimum rental and lease payments	11	8	10	45	74	40

Other	166	32	11	46	255	124
	$1,957	$1,295	$773	$4,481	$8,506	$6,400

(1)	Excludes accrued interests on debts which are disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

At December 31, 2014, the Company had letters of credit outstanding, including amounts relating to discontinued operations, surety bonds and secured deposits in the amount of $460 million (December 31, 2013 – $430 million).

In the opinion of management, the working capital at December 31, 2014, together with the future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At December 31, 2014, the Company had $1,695 million (December 31, 2013 – $2,625 million) of readily available liquidity, which included its cash and cash equivalents, money market investments and the undrawn portion of the $2.0 billion revolving credit facility. The Company’s total planned capital expenditures for 2015 are $1.2 to $1.4 billion. Significant capital expenditures in 2015 include approximately $236 million at Cerro Negro, $219 million at Peñasquito, $114 million at Éléonore, $119 million at Red Lake and $95 million at Cochenour.

For the periods beyond 2015, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Éléonore and Cerro Negro will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Peñasquito, Red Lake, and Pueblo Viejo.

GOLDCORP  |  133

(In millions of United States dollars, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The depreciation of foreign currencies against the US dollar can decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2014, the Company had $4.9 billion of deferred income tax liabilities, of which $4.5 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.

The Company is exposed to currency risk through the following financial assets and liabilities, income taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2014	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$14	$49	$(357)	$26	$(979)

Mexican peso	23	150	(222)	108	(2,858)

Argentine peso	1	222	(393)	(3)	(574)

Guatemalan quetzal	1	6	(36)	6	(107)

Chilean peso	1	11	(8)	—	—
	$40	$438	$(1,016)	$137	$(4,518)
At December 31, 2013
Canadian dollar	$13	$75	$(328)	$18	$(954)

Mexican peso	25	134	(180)	138	(2,860)

Argentine peso	18	165	(162)	2	(1,237)

Guatemalan quetzal	3	7	(41)	(3)	(103)

Chilean peso	3	12	(6)	—	—
	$62	$393	$(717)	$155	$(5,154)

During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $22 million (2013 – $43 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $43 million increase or decrease in the Company’s after-tax net loss, respectively.

During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $288 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2013 – $135 million). Based on the Company’s net exposures relating to taxes at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $243 million decrease or increase in the Company’s after-tax net loss, respectively.

During the year ended December 31, 2014, and in accordance with its Financial Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating, corporate and capital expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

134  |  GOLDCORP

(In millions of United States dollars, except where noted)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest (note 23), its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fix rates of interest (note 23). The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 70% of total debt at December 31, 2014 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 92% of total debt at December 31, 2014. The weighted-average interest rate paid by the Company during the year ended December 31, 2014 on its US dollar and Argentine peso debt subject to floating rates of interest was 1.4% and 26.5%, respectively (2013 – nil % and 18.9%, respectively). The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and cash equivalents was 0.15% (2013 – 0.18%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net loss.

There has been no significant change in the Company’s exposure to interest rate risk, with the exception of the increase in the Company’s exposure to Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, associated with the 1.6 billion Argentine peso and 425 million Argentine peso facilities entered into during the year ended December 31, 2014. There has been no change to its objectives and policies for managing these risks during the year ended December 31, 2014.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. During the year ended December 31, 2014 the Company updated its Financial Risk Management Policy to allow for hedging of metal sales volumes beyond the current term of twenty-seven months to thirty-six months. There has been no significant change to the Company’s exposure to price risk during the year ended December 31, 2014.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in an $18 million decrease or increase in the Company’s after-tax net loss. As and when it is determined to be favourable, the Company will execute hedges on its exposure to diesel fuel prices in Canada. At December 31, 2014, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario and Quebec, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

GOLDCORP  |  135

(In millions of United States dollars, except where noted)

26.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt net of cash and cash equivalents and money market investments as follows:

	At December 31 2014	At December 31 2013
Shareholders’ equity	$16,960	$19,545

Debt	3,592	2,507
	20,552	22,052

Less: Cash and cash equivalents	(482)	(625)

Money market investments	(53)	—
	$20,017	$21,427

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2014, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2014, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

136  |  GOLDCORP

(In millions of United States dollars, except where noted)

27.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units (“RSUs”)

For the year ended December 31, 2014, total share-based compensation relating to stock options and RSUs was $66 million (2013 – $71 million), of which $60 million (2013 – $65 million) is included in corporate administration in the Consolidated Statements of Loss and $6 million (2013 – $6 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.

Stock options

The following table summarizes the changes in stock options for the years ended December 31:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2014	17,137	$40.49

Granted (1)	3,577	30.39

Exercised (2)	(267)	20.12

Forfeited/expired	(4,068)	38.56
At December 31, 2014 – outstanding	16,379	$39.09
At December 31, 2014 – exercisable	10,970	$42.45
At January 1, 2013	16,345	$42.01

Granted (1)	3,332	32.56

Exercised (2)	(168)	18.14

Forfeited/expired	(2,372)	41.40
At December 31, 2013 – outstanding	17,137	$40.49
At December 31, 2013 – exercisable	11,516	$41.09

(1)

Stock options granted during the year ended December 31, 2014 vest over a period of 3 years (2013 – 3 years), are exercisable at C$27.20 to C$31.03 per option (2013 – C$26.66 to C$33.48), expire in 2018 (2013 – in 2017) and had a total fair value of $20 million (2013 – $22 million) at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$27.04 (2013 – C$29.24).

The weighted average fair value of stock options granted of $6.17 per option during the year ended December 31, 2014 (2013 – $7.15) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2014	2013
Expected life	3.1 years	3.1 years

Expected volatility	38.0%	35.2%

Expected dividend yield	2.2%	1.9%

Estimated forfeiture rate	9.2%	9.3%

Risk-free interest rate	1.2%	1.1%

Weighted average share price	$27.43	$31.71

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP  |  137

(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2014:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$19.23	329	$19.23	0.5	324	$19.23	0.5

$24.40 – $ 27.53	804	26.23	2.8	618	25.87	2.5

$28.84 – $ 31.93	4,244	30.44	3.7	817	30.81	1.8

$33.48 – $ 35.66	2,308	33.53	3.1	875	33.58	3.0

$37.82 – $ 40.79	41	40.26	2.2	34	40.36	2.1

$44.50 – $ 46.76	3,523	44.54	0.4	3,523	44.54	0.4

$48.16 – $ 48.72	5,130	48.28	1.4	4,779	48.25	1.3
	16,379	$39.09	2.1	10,970	$42.45	1.3

Restricted share units (“RSUs”)

The Company issued 2.1 million RSUs during the year ended December 31, 2014, 53,379 of which vested immediately, with the remaining RSUs vesting over 3 years. The fair value was $26.45 per RSU with a total fair value of $50 million based on the market value of the underlying shares at the date of issuance. The Company issued 1.7 million RSUs during the year ended December 31, 2013, 31,500 of which vested immediately with the remainder vesting over 3 years and which have a total fair value of $52 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $32.68).

At December 31, 2014, there were 3.0 million RSUs outstanding (December 31, 2013 – 2.4 million).

(b)	Performance share units (“PSUs”) compensation expense

During the year ended December 31, 2014, the Company issued 471,016 PSUs (2013 – 389,610) with a total fair value of $9 million (2013 – $9 million) at the date of issuance.

The fair value of PSUs granted was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2014	2013
Expected life	3 years	3 years

Expected volatility	31.9%	33.6%

Expected dividend yield	1.8%	1.9%

Estimated forfeiture rate	7.7%	9.9%

Risk-free interest rate	1.0%	1.2%

Weighted average share price	$23.51	$33.62

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Loss relating to PSUs for the year ended December 31, 2014 was $7 million (2013 – $4 million).

At December 31, 2014, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $2 million and $5 million, respectively (December 31, 2013 – $4 million and $3 million, respectively). At December 31, 2014, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2013 – $nil). During the year ended December 31, 2014, the total intrinsic value of PSUs vested and exercised was $7 million (2013 – $5 million).

At December 31, 2014, there were 0.9 million PSUs outstanding (December 31, 2013 – 0.7 million).

138  |  GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Phantom restricted units (“PRUs”)

Under the Phantom Restricted Units Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

The Company issued 608,217 PRUs during the year ended December 31, 2014 (2013 – 404,744), which vest over 3 years (2013 – 3 years) and had a fair value of $15 million (2013 – $12 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $27.11 (2013 – $33.42)).

Total share-based compensation relating to PRUs for the year ended December 31, 2014 was $7 million (2013 – $4 million), $5 million (2013 – $3 million) of which is included in corporate administration in the Consolidated Statements of Loss and $2 million was capitalized to development projects (2013 – $1 million).

At December 31, 2014, the total carrying amount of the 0.7 million PRUs outstanding (2013 – 0.4 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $4 million and $3 million, respectively (December 31, 2013 – $2 million and $2 million, respectively).

(d)	Employee share purchase plan (“ESPP”)

During the year ended December 31, 2014, the Company recorded compensation expense of $5 million (2013 – $5 million), which is included in corporate administration in the Consolidated Statements of Loss, representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of restricted share units and share purchases from the ESPP.

28.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2014 and 2013 that have not been disclosed in these consolidated financial statements (notes 9, 18 and 23).

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2014	2013
Short-term employee benefits (1)	$10	$13

Post-employment benefits	2	7

Share-based compensation	19	21
	$31	$41

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

29.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. While the outcome of these matters is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

GOLDCORP  |  139

(In millions of United States dollars, except where noted)

(a)

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito (note 7(h)(i)), Los Filos and El Sauzal mines. The Corporation enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

(b)

Issued in 2013, Law 3318 created a new form of tax in Argentina’s Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The regulations require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company’s interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at this time. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which has accepted jurisdiction of the matter. The Company continues to pay the required tax installments under protest for the years ended December 31, 2014 and 2013.

(c)

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company’s position that the withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Cerro Negro. are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law. During the year ended December 31, 2014, the Company has accrued an additional $4 million (December 31, 2013 – $19 million) included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

(d)

In October 2014, Pueblo Viejo received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 24, 2014, the Administrative Court granted Pueblo Viejo’s motion to remand the matter to a trial court in the Municipality of Cotuí (“Trial Court”) on procedural grounds. On January 27, 2015, the Trial Court granted Pueblo Viejo’s motion to suspend action pending receipt of the litigation file from the Administrative Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as Pueblo Viejo cannot reasonably predict any potential losses.

30.	SUBSEQUENT EVENTS

(a)	Cerro Negro commercial production

Cerro Negro project declared commercial production, effective January 1, 2015.

(b)	Probe Mines Limited (“Probe”) acquisition

On January 19, 2015, the Company and Probe announced an agreement whereby the Company will acquire, through a friendly plan of arrangement, all the outstanding shares of Probe for total consideration of approximately C$526 million. Probe’s principal asset is the 100%-owned Borden Gold project in Ontario, 160 kilometres west of the Company’s Porcupine mine. Under the terms of the offer, each common share of Probe not owned by the Company will be exchanged for 0.1755 common shares of the Company. At February 19, 2015, the Company owns 15.7 million shares and 2.8 million warrants of Probe, representing a 19.9% partially-diluted ownership interest, of which 7.3 million shares and 2.8 million warrants were purchased from Agnico Eagle Mines Limited on January 27, 2015 and February 2, 2015 for cash consideration of C$45 million. The offer is subject to customary conditions, including the acceptance by Probe shareholders owning a minimum of 66.67% of the outstanding common shares of Probe on a fully diluted basis. The offer is not subject to the Company’s shareholders’ approval. The transaction is expected to complete by the end of March 2015.

140  |  GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Tahoe and Rio Alto Mining Limited (“Rio Alto”) business combination

On February 9, 2015, Tahoe and Rio Alto announced that they had entered into a definitive agreement to combine their respective businesses. Under the terms of the agreement, all of the issued and outstanding common shares of Rio Alto will be exchanged on the basis of 0.227 of a Tahoe common shares and C$0.001 in cash per Rio Alto share. Upon completion of the transaction, existing Tahoe shareholders will own approximately 65% of the combined company. The offer is subject to customary conditions, including the acceptance by Rio Alto shareholders owning a minimum of 66.67% of the outstanding common shares of Rio Alto on a fully diluted basis. The offer is also subject to obtaining approval by a simple majority of votes cast by the shareholders of Tahoe. The Company, which holds 39.3% of the outstanding common shares of Tahoe at December 31, 2014, has entered into an agreement to vote in favor of the transaction. The transaction is expected to close in early April 2015.

GOLDCORP  |  144

CORPORATE INFORMATION

Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 18,000 people worldwide at operations and development projects in countries throughout the Americas. As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner. The Company’s vision is to create sustainable value for all of its stakeholders, including shareholders, employees, suppliers, local communities and government. They are all instrumental to our success.

Corporate Office

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel: (604) 696 3000

Fax: (604) 696 3001

www.goldcorp.com

Toronto Office

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel: (416) 865 0326

Fax: (416) 359 9787

Reno Office

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel: (775) 827 4600

Fax: (775) 827 5044

Mexico Office

Paseo de las Palmas 425-15

Lomas de Chapultepec

11000 Mexico, D. F.

Tel: 52 (55) 5201 9600

Guatemala Office

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel: (502) 2329 2600

Argentina Office

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel: 54 114 323 7000

Chile Office

Avda. Apoquindo 4501

oficina 703, Las Condes

Santiago 7580125, Chile

Tel: 562 898 9300

Stock Exchange Listing

Toronto Stock Exchange: G

New York Stock Exchange: GG

Transfer Agent

CST Trust Company

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:

  (800) 387 0825

Outside of Canada and the US:

  (416) 682 3860

inquiries@canstockta.com

www.canstockta.com

Auditors

Deloitte LLP

Vancouver, BC

Investor Relations

Jeff Wilhoit

Vice President, Investor Relations

Toll free: (800) 567 6223

info@goldcorp.com

Regulatory Filings

The Company’s filings with the

Ontario Securities Commission

can be accessed on SEDAR at

www.sedar.com.

The Company’s filings with the

US Securities and Exchange Commission

can be accessed on EDGAR at

www.sec.gov.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders

will be held on April 30, 2015 at

3:00 PM EDT at:

Sheraton Centre Toronto Hotel

123 Queen Street West

Toronto, ON

M5H 2M9 Canada

GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE

As of December 31, 2014

Goldcorp Mineral Reserves

		PROVEN			PROBABLE			PROVEN & PROBABLE

	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz

Alumbrera	37.5%	54.38	0.31	0.54	1.88	0.21	0.01	56.25	0.31	0.55
Camino Rojo	100.0%	–	–	–	84.52	0.68	1.85	84.52	0.68	1.85
Cerro Blanco	100.0%	–	–	–	–	–	–	–	–	–
Cerro Negro	100.0%	0.34	6.01	0.07	16.53	9.78	5.19	16.87	9.70	5.26
Cochenour	100.0%	–	–	–	–	–	–	–	–	–
Dee	40.0%	–	–	–	1.14	4.40	0.16	1.14	4.40	0.16
El Morro	70.0%	225.27	0.56	4.07	194.07	0.35	2.17	419.34	0.46	6.24
El Sauzal	100.0%	–	–	–	–	–	–	–	–	–
Éléonore	100.0%	2.99	6.27	0.60	21.58	6.30	4.37	24.57	6.30	4.97
Los Filos	100.0%	48.77	1.07	1.67	198.42	0.80	5.10	247.19	0.85	6.77
Marlin	100.0%	1.31	5.31	0.22	0.54	5.15	0.09	1.85	5.26	0.31
Musselwhite	100.0%	3.15	7.31	0.74	4.47	6.41	0.92	7.61	6.79	1.66
Noche Buena	100.0%	–	–	–	–	–	–	–	–	–
Peñasquito Heap Leach	100.0%	43.78	0.35	0.49	45.96	0.24	0.35	89.74	0.29	0.85
Peñasquito Mill	100.0%	336.26	0.64	6.92	210.72	0.41	2.77	546.98	0.55	9.70
Porcupine	100.0%	12.31	2.34	0.93	45.63	1.40	2.05	57.94	1.60	2.98
Pueblo Viejo	40.0%	18.16	3.18	1.85	40.19	3.37	4.36	58.35	3.31	6.21
Red Lake	100.0%	1.19	14.16	0.54	5.23	9.01	1.52	6.42	9.96	2.06
San Nicolas	21.0%	–	–	–	–	–	–	–	–	–
Totals				18.66			30.92			49.58

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz

Camino Rojo	100.0%	–	–	–	84.52	13.80	37.49	84.52	13.80	37.49
Cerro Blanco	100.0%	–	–	–	–	–	–	–	–	–
Cerro Negro	100.0%	0.34	97.75	1.08	16.53	80.07	42.55	16.87	80.43	43.63
Dee	40.0%	–	–	–	1.14	6.62	0.24	1.14	6.62	0.24
Los Filos	100.0%	48.77	5.71	8.95	198.42	5.04	32.16	247.19	5.17	41.11
Marlin	100.0%	1.31	292.88	12.35	0.54	212.04	3.65	1.85	269.44	16.00
Noche Buena	100.0%	–	–	–	–	–	–	–	–	–
Peñasquito Heap Leach	100.0%	43.78	31.67	44.58	45.96	25.00	36.94	89.74	28.25	81.52
Peñasquito Mill	100.0%	336.26	33.31	360.11	210.72	25.03	169.54	546.98	30.12	529.65
Pueblo Viejo	40.0%	18.16	22.93	13.38	40.19	19.74	25.50	58.35	20.73	38.89
San Nicolas	21.0%	–	–	–	–	–	–	–	–	–
Totals				440.45			348.08			788.53

Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu

Alumbrera	37.5%	54.38	0.33%	396	1.88	0.25%	10	56.25	0.33%	406
El Morro	70.0%	225.27	0.55%	2,714	194.07	0.43%	1,838	419.34	0.49%	4,552
Pueblo Viejo	40.0%	18.16	0.09%	38	40.19	0.12%	104	58.35	0.11%	142
San Nicolas	21.0%	–	–	–	–	0.00%	–	–	0.00%	–
Totals				3,147			1,953			5,100

Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb

Peñasquito Mill	100.0%	336.26	0.35%	2,578	210.72	0.25%	1,179	546.98	0.31%	3,757
Camino Rojo	100.0%	–	–	–	–	–	–	–	–	–
Totals				2,578			1,179			3,757

Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn

Peñasquito Mill	100.0%	336.26	0.84%	6,232	210.72	0.61%	2,849	546.98	0.75%	9,081
Camino Rojo	100.0%	–	–	–	–	–	–	–	–	–
San Nicolas	21.0%	–	–	–	–	–	–	–	–	–
Totals				6,232			2,849			9,081

* Numbers may not add up due to rounding.

GOLDCORP DECEMBER 31, 2014 RESERVE AND RESOURCE REPORTING NOTES:

1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.

3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4	Reserves and Resources are reported as of December 31, 2014, with the following conditions or exceptions:

(i)	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

(ii)	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.

(iii)	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).
5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:

(i)	Alumbrera $1,332/oz gold and $3.17/lb copper

(ii)	Pueblo Viejo, Dee $1,100/oz gold, $17/oz silver, $3.00/lb copper

6	Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

(i)	Pueblo Viejo, Dee $1,400/oz gold, $19/oz silver, $3.50/lb copper

(ii)	San Nicolas $1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

(iii)	Éléonore $1,300/oz gold

Goldcorp Mineral Resources

		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz

Alumbrera	37.5%	–	–	–	–	–	–	–	–	–	–	–	–
Camino Rojo	100.0%	–	–	–	221.41	0.87	6.20	221.41	0.87	6.20	86.14	0.78	2.17
Cerro Blanco	100.0%	–	–	–	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.44	0.67
Cerro Negro	100.0%	0.32	7.36	0.08	3.48	5.13	0.57	3.80	5.32	0.65	1.54	6.44	0.32
Cochenour	100.0%	–	–	–	–	–	–	–	–	–	9.30	11.55	3.45
Dee	40.0%	0.00	2.69	0.00	20.47	1.30	0.86	20.47	1.30	0.86	3.87	0.68	0.08
El Morro	70.0%	13.85	0.53	0.24	50.79	0.38	0.62	64.65	0.41	0.85	474.65	0.30	4.52
El Sauzal	100.0%	–	–	–	2.86	2.29	0.21	2.86	2.29	0.21	0.04	1.33	0.00
Éléonore	100.0%	0.86	8.03	0.22	4.33	6.00	0.83	5.19	6.34	1.06	12.09	7.19	2.80
Los Filos	100.0%	11.36	2.62	0.96	112.34	0.88	3.17	123.70	1.04	4.13	175.86	0.82	4.64
Marlin	100.0%	0.36	4.24	0.05	0.26	4.35	0.04	0.62	4.29	0.09	0.09	7.17	0.02
Musselwhite	100.0%	0.24	5.67	0.04	0.74	5.61	0.13	0.98	5.62	0.18	7.02	5.61	1.27
Noche Buena	100.0%	–	–	–	71.75	0.42	0.96	71.75	0.42	0.96	17.67	0.42	0.24
Peñasquito Heap Leach	100.0%	20.22	0.14	0.09	96.47	0.22	0.68	116.69	0.21	0.77	24.44	0.19	0.15
Peñasquito Mill	100.0%	137.76	0.28	1.22	366.98	0.28	3.27	504.75	0.28	4.50	17.47	0.13	0.08
Porcupine	100.0%	42.25	1.49	2.02	126.06	1.38	5.58	168.31	1.41	7.61	16.92	2.87	1.56
Pueblo Viejo	40.0%	1.46	2.88	0.13	48.38	2.61	4.07	49.83	2.62	4.20	1.33	2.51	0.11
Red Lake	100.0%	1.39	20.26	0.90	2.72	16.46	1.44	4.11	17.74	2.34	3.00	19.58	1.89
San Nicolas	21.0%	–	–	–	19.26	0.46	0.28	19.26	0.46	0.28	2.28	0.26	0.02
Totals				5.96			30.19			36.15			23.97

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz

Camino Rojo	100.0%	–	–	–	221.41	7.37	52.46	221.41	7.37	52.46	86.14	4.43	12.28
Cerro Blanco	100.0%	–	–	–	2.52	72.00	5.83	2.52	72.00	5.83	1.35	59.60	2.59
Cerro Negro	100.0%	0.32	116.37	1.20	3.48	39.30	4.39	3.80	45.81	5.59	1.54	37.64	1.86
Dee	40.0%	0.00	9.20	0.00	20.47	6.67	4.39	20.47	6.67	4.39	3.87	3.46	0.43
Los Filos	100.0%	11.36	11.00	4.02	112.34	7.45	26.90	123.70	7.77	30.91	175.86	6.31	35.67
Marlin	100.0%	0.36	153.35	1.76	0.26	202.35	1.71	0.62	174.12	3.47	0.09	358.29	1.08
Noche Buena	100.0%	–	–	–	71.75	14.06	32.44	71.75	14.06	32.44	17.67	13.92	7.91
Peñasquito Heap Leach	100.0%	20.22	19.31	12.55	96.47	16.73	51.90	116.69	17.18	64.45	24.44	13.72	10.78
Peñasquito Mill	100.0%	137.76	26.13	115.71	366.98	21.52	253.86	504.75	22.77	369.57	17.47	19.46	10.93
Pueblo Viejo	40.0%	1.46	18.18	0.85	48.38	15.17	23.60	49.83	15.26	24.45	1.33	21.22	0.91
San Nicolas	21.0%	–	–	–	19.26	26.70	16.53	19.26	26.70	16.53	2.28	17.40	1.27
Totals				136.10			474.02			610.11			85.70

Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu

Alumbrera	37.5%	–	–	–	–	–	–	–	–	–	–	–	–
El Morro	70.0%	13.85	0.51%	156	50.79	0.39%	441	64.65	0.42%	597	474.65	0.35%	3,633
Pueblo Viejo	40.0%	1.46	0.12%	4	48.38	0.08%	89	49.83	0.08%	93	1.33	0.02%	1
San Nicolas	21.0%	–	–	–	19.26	1.24%	527	19.26	1.24%	527	2.28	1.24%	62
Totals				160			1,056			1,216			3,696

Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb

Peñasquito Mill	100.0%	137.76	0.26%	796	366.98	0.20%	1,600	504.75	0.22%	2,395	17.47	0.24%	93
Camino Rojo	100.0%	–	–	–	221.41	0.08%	388	221.41	0.08%	388	86.14	0.03%	51
Totals				796			1,988			2,784			143

Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn

Peñasquito Mill	100.0%	137.76	0.63%	1,908	366.98	0.43%	3,471	504.75	0.48%	5,379	17.47	0.48%	186
Camino Rojo	100.0%	–	–	–	221.41	0.25%	1,224	221.41	0.25%	1,224	86.14	0.17%	315
San Nicolas	21.0%	–	–	–	19.26	1.68%	713	19.26	1.68%	713	2.28	0.97%	49
Totals				1,908			5,408			7,316			550

* Numbers may not add up due to rounding.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated

Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this MD&A was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Tel: (604)696 3000
Fax: (604)696 3001